UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

August 17, 2005

1-15240
(Commission File Number)

JAMES HARDIE INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statement 3
Exhibit Index 4
Signatures 5

Safe Harbor Statement

The exhibit attached to this form 6-K contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of our operating results or financial condition;
- statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
- statements about our future economic performance;
- statements about product or environmental liabilities; and
- expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2005 Annual Report – Filed with the Australian Stock Exchange on June 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: August 17, 2005

By: [signature]

Benjamin Butterfield
Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	2005 Annual Report – Filed with the Australian Stock Exchange on June 30, 2005



James Hardie Annual Report 2005



Important note regarding terminology used in this Annual Report

In this Annual Report, we present financial measures that we believe are customarily used by our Australian investors. In each case where we present one of these measures, the equivalent US GAAP financial measure is defined in the Definitions section of this Annual Report on page 58. Specifically, these measures include "EBIT", "EBIT Margin", "Operating profit from continuing operations before income taxes", "Operating profit from continuing operations", and "Net operating profit including discontinued operations". The Definitions section also includes other terms that we use for measuring our sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Net Debt Payback", "Net Debt" and "Gearing Ratio"); and the definitions for Non-US GAAP financial measures ("EBIT and EBIT Margin before SCI and other related expenses", "Operating profit from continuing operations excluding SCI and other related expenses", and "Adjusted EBITDA"). All results presented herein are from continuing operations, unless otherwise stated.

About James Hardie

James Hardie Industries NV (James Hardie, or JHI NV) is a leading international building materials group that produces a wide range of fibre cement building products used in the exterior and interior of buildings, from exterior cladding and internal lining, to fencing, bracing and decorative finishes.

Our operations span the United States, Australia, New Zealand, the Philippines and Chile. We are also establishing a presence in Europe. We employ over 3,000 people who generate revenue of more than US$1.2 billion a year.

In every country in which we operate, our goal is to capitalise on our extensive research and development programs, our unique manufacturing technology and our differentiated products to create wealth for our shareholders, value for our customers and rewarding careers for our employees.

Contents

Performance

02 Highlights
06 Corporate Review
08 Operating Review
10 Financial Review
12 Special Commission of Inquiry and Asbestos Compensation
18 Summary of Operations
20 USA Fibre Cement
24 Asia Pacific Fibre Cement
26 Other Fibre Cement

Products

28 Manufacturing Scale
30 Research and Development
32 Differentiated Products
34 Growth Opportunities

People

36 Board of Directors
38 Group Management Team
40 Working at James Hardie

Policy

42 Environment and Community

Financials

45 Contents
46 Management's Discussion and Analysis
59 Directors' Report
63 Remuneration Report
79 Corporate Governance Principles
94 Report of Independent Registered Public Accounting Firm
95 Consolidated Balance Sheets
96 Consolidated Statements of Income
98 Consolidated Statements of Cash Flows
100 Consolidated Statements of Changes in Shareholders' Equity
102 Notes to Consolidated Financial Statements
134 Selected Quarterly Financial Data
135 Group Statistics
136 Share/CUFS Information



23%
increase in total net sales from US$981.9 million to US$1,210.4 million



James Hardie remains committed to growing its leadership position in fibre cement.

This year's Annual Report describes our efforts to achieve this goal, leveraging off our superior product and process technology, differentiated fibre cement products, and dedicated employees.

We believe we are the best in the world at making fibre cement. Compared to our competitors, we can build production capacity more quickly and at lower cost, and we can achieve higher throughputs at higher levels of quality, and at lower cost. We can maintain this advantage through operating discipline, and continued investment in process technology and product development.

We expect to continue to grow the company organically through further market penetration and product innovation.

Recognising the vital role our employees play in our success, we continue to focus on creating a safer workplace and a more rewarding work environment, and on developing our most talented people to enable them to contribute to our future.

Our goal is to make a productive contribution to the communities in which we operate, in a way that reflects the highest possible standards of corporate governance.



14%
increase in EBIT,
from US$172.2 million
to US$196.2 million




526.3
591.7
783.6
981.9
1210.4
01 02 03 04 05
Net Sales
(Millions of US dollars)
29.5
27.3
83.5
125.3
127.9
01 02 03 04 05
Operating Profit
(Millions of US dollars)
40.5
46.8
128.8
172.2
196.2
01 02 03 04 05
EBIT
(Millions of US dollars)
7.7
7.9
16.4
17.5
16.2
01 02 03 04 05
EBIT Margin
(%)
56.1
41.7
21.4
17.0
6.8
01 02 03 04 05
Gearing Ratio
(%)
3.1
2.9
6.5
17.2
38.5
01 02 03 04 05
Net Interest Expense Cover
(times)

Highlights


Continued Net Sales
and EBIT growth

(Millions of US dollars)	2005	2004	% Change
Net Sales			
USA Fibre Cement	**$ 939.2**	$ 738.6	27
Asia Pacific Fibre Cement	**236.1**	219.8	7
Other Fibre Cement	**35.1**	23.5	49
Total Net Sales	**$1,210.4**	$ 981.9	23
Net Sales	**$1,210.4**	$ 981.9	23
Cost of goods sold	**(784.0)**	(623.0)	26
Gross profit	**426.4**	358.9	19
Selling, general and administrative expenses	**(174.5)**	(162.0)	8
Research and development expenses	**(21.6)**	(22.6)	(4)
Special Commission of Inquiry and other related expenses	**(28.1)**	–	–
Other operating expenses	**(6.0)**	(2.1)	–
EBIT	**196.2**	172.2	14
Net interest expense	**(5.1)**	(10.0)	(49)
Other (expense) income	**(1.3)**	3.5	–
Operating profit from continuing operations before income taxes	**189.8**	165.7	15
Income tax expense	**(61.9)**	(40.4)	53
Operating Profit From Continuing Operations	**$ 127.9**	$ 125.3	2
Net Operating Profit Including Discontinued Operations	**$ 126.9**	$ 129.6	(2)
Effective tax rate from continuing operations	**32.6%**	24.4%	
Volume (mmsf)			
USA Fibre Cement	**1,855.1**	1,519.9	22
Asia Pacific Fibre Cement*	**376.9**	362.1	4
Average net sales price per unit (per msf)			
USA Fibre Cement	**US$ 506**	US$ 486	4
Asia Pacific Fibre Cement*	**A$ 846**	A$ 862	(2)

*See **Endnotes** on page 58

- Total net sales increased 23%, from US$981.9 million to US$1,210.4 million.
- Gross profit increased 19% from US$358.9 million to US$426.4 million due to improvements in all our major businesses.
- Gross profit margin decreased 1.4 percentage points to 35.2%.
- EBIT increased 14% from US$172.2 million to US$196.2 million.
- The EBIT margin decreased 1.3 percentage points to 16.2%.
- Operating profit from continuing operations increased from US$125.3 million to US$127.9 million. Operating profit from continuing operations includes SCI and other related expenses of US$28.1 million and a related tax benefit of US$5.8 million. Operating profit from continuing operations excluding SCI and other related expenses increased 20% to US$150.2 million.
- Net operating profit including discontinued operations was down slightly from US$129.6 million to US$126.9 million.
- As a percentage of sales, Selling, general and administrative expenses were 2.1 percentage points lower, at 14.4%.
- Diluted earnings per share from continuing operations increased from US 27.2 cents to US 27.7 cents for the full year.


68.6
70.3
156.2
208.6
232
01 02 03 04 05
Adjusted EBITDA
(Millions of US dollars)
7.2
6.2
18.2
27.2
27.7
01 02 03 04 05
Diluted Earnings Per Share
(US cents)
10.4
4.6
7.5
6.0
3.0
01 02 03 04 05
Dividends Paid Per Share
(US cents)
4.7
8.9
42.3
27.6
22.4
01 02 03 04 05
Return on Shareholders Funds
114.7
50.8
90.2
74.1
153.0
01 02 03 04 05
Capital Expenditure[1]
(Millions of US dollars)
Nil
5.0
20.0
15.0
Nil
01 02 03 04 05
Capital Returns Paid Per Share
(US cents)
8.5
8.4
20.9
23.4
23.6
01 02 03 04 05
Return on Capital Employed
(%)

Highlights



27%
increase in net sales for USA Fibre Cement from US$738.6 million to US$939.2 million



Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flows. See Note 18 to consolidated financial statements on page 129.



USA Fibre Cement

- Net sales increased 27% from US$738.6 million to US$939.2 million.
- Sales volume increased 22% from 1,519.9 million square feet to 1,855.1 million square feet.
- Gross profit increased 19% and gross profit margin decreased 2.6 percentage points.
- EBIT increased 24% from US$195.6 million to US$241.5 million.
- EBIT margin decreased 0.8 of a percentage point to 25.7%.
- Average net selling price increased 4%, from US$486 per thousand square feet to US$506 per thousand square feet.
- West coast manufacturing capacity increased following the addition of our new fibre cement plant in Reno, Nevada. The plant is now producing product and the ramp-up is progressing well. We are in pre-production with our new 160 million square foot trim line in Peru, Illinois, and began construction of our 10th plant, our largest planned to date, in Pulaski, Virginia.

For more information about USA Fibre Cement, see pages 20 – 23.

Asia Pacific Fibre Cement

- Net sales increased 7% from US$219.8 million to US$236.1 million.
- Sales volume increased 4% from 362.1 million square feet to 376.9 million square feet.
- Gross profit increased 11% and gross profit margin increased 1.2 percentage points.
- EBIT increased 25% from US$37.6 million to US$46.8 million.
- EBIT margin increased 2.7 percentage points to 19.8%.
- Net sales in Australia and New Zealand increased 8% from US$195.5 million to U$210.1 million due to higher average net sales price and favourable foreign currency movements.
- Net sales increased 1% in Australian dollars.
- In the Philippines, net sales increased 25% from US$20.8 million to US$26.0 million, due to a 20% increase in sales volume and a 5% increase in the average net sales price. In local currency, net sales increased 27%.

For more information about Asia Pacific Fibre Cement, see pages 24 – 25.

Other Fibre Cement

- Net sales increased 49% from US$23.5 million to US$35.1 million.
- In Chile, we increased sales of higher-priced, differentiated products and recorded a small positive EBIT in each quarter.
- Our USA Hardie Pipe business recorded strongly increased net sales due to increased sales volumes and higher prices.
- Our Europe Fibre Cement business continued to build awareness of our products and grow primary demand.
- Our Artisan™ Roofing product, made from a new lightweight concrete roofing technology, has been launched in all our targeted markets in California and the business continues to prove its business model.

For more information about our Other Fibre Cement businesses, see pages 26 – 27.



Corporate Review

There is no doubt that in the past year we have faced challenges of great significance and enormous consequence.



The 2004-2005 year was one of contrast for James Hardie. Operationally the company performed exceptionally well, particularly in the United States, where we experienced significant growth in sales volume, revenue and earnings. However, the year was an extraordinarily challenging one for James Hardie at the corporate level, especially in Australia.

The year saw confirmation by a Special Commission of Inquiry (SCI) that the fund set up in 2001 to compensate sufferers of asbestos related diseases caused by the products manufactured in the past by the company's former Australian subsidiaries was under-funded.

The issue of asbestos compensation has had a major impact, so it is appropriate that we dedicate space in this Annual Report to providing you with a factual account of the recent events and decisions concerning James Hardie and asbestos compensation. We do this on pages 12–17.

The release of our Annual Report is determined by reporting deadlines and not by the satisfactory resolution of events that have significant bearing on the future of the business. As I write this review, work is still progressing on the proposed Principal Agreement intended to be signed by James Hardie and the NSW State Government. I am hopeful this signing is not far off, although there are still several significant issues to be resolved. Your Board remains committed to a resolution, despite the many complexities involved. The proposed voluntary asbestos compensation arrangements, to be contained within the Principal Agreement, will need to be approved by you, our shareholders, and we expect the proposal to be the subject of an Explanatory Memorandum, an Independent Expert's Report and a shareholder vote at an Extraordinary General Meeting, the details of which will be communicated to you separately.

We took the SCI and the criticisms made in its report very seriously. However, it is important to point out that the report did not dispute that the intended objective of the Board at the time was to properly fund the Medical Research and Compensation Foundation (the Foundation) established in 2001, and that it specifically acknowledged the legality of the establishment of the Foundation.

However, this has always been far more than an issue of legal right or wrong. From a corporate governance point of view, it is about the very real and complex difficulties directors may face when they attempt to deal responsibly with community expectations and, at the same time, ensure the company continues to operate successfully and with the ongoing support of its shareholders for the benefit of all stakeholders.

For those of us on your Board, it was particularly hard to reconcile many of the extensively reported allegations made during the inquiry with what we know to be the intentions of directors in the establishment of the Foundation.

Nevertheless, we believed it important to confirm the underlying health of the company's governance. So, as we continued to seek a workable long-term compensation funding solution and to ensure that business performance was maintained, we commissioned two independent reviews to examine various aspects of the company's governance.

First, even before the release of the SCI findings, the Board's Audit Committee instigated an independent investigation into whether allegations raised during the inquiry had any impact on the company's accounts to date. We were reassured to be advised that the integrity of our accounting processes remained intact and there was no impact on the accounts.

Second, we commissioned a global review of the company's approach to corporate governance in each of the jurisdictions in which we operate. Again, this report reassured us that the policies and practices we use to guide our decisions and operations are sound and comply with the requirements of the jurisdictions in which we operate.

In addition, in light of recent changes to the Dutch Civil Code and Corporate Governance Code and consistent with best practice, we have decided to put forward proposed amendments to our Articles of Association for your approval at our AGM this year.

The company has seen a number of significant changes to the senior management team over the past year. In October 2004, our Chief Executive Officer, Peter Macdonald, and Chief Financial Officer, Peter Shafron, resigned from the company. I thank them for their contributions to the company's growth.

The Board was delighted to have such a strong and experienced internal candidate as Louis Gries to appoint as Managing Director and CEO. Louis's achievements for James Hardie over a very long period of time have been outstanding. He is well-known to directors, shareholders and employees and we all place great trust in his business expertise, his personal integrity and his forthrightness. We appointed Russell Chenu as CFO at the same time, and Louis has since recruited a new General Counsel and appointed to the Company's General Management Team a number of other outstanding executives whose talents and values contribute to an already highly-skilled and effective leadership team.

At the last AGM, I spoke of a program of Board renewal. The search is underway for new directors with business experience in both the USA and Europe and the personal qualities and values important for contributing to the balanced composition of this demanding Board. The addition of new directors will inject new ideas and approaches and allow for the planned transitions in a way that ensures the continued stability of your company. In this context, whilst Greg Clark, Michael Brown and James Loudon will be standing for re-election at the AGM this year, both Michael and James have indicated that, if re-elected, they plan to retire from the Board at an appropriate time during their forthcoming terms, following the appointment of new directors. As both are members of the Audit Committee – Michael Brown is its Chairman – and both designated financial experts under the Sarbanes Oxley Act of 2002, we will be ensuring that their replacements also possess the requisite financial expertise.

It is appropriate to note here that shareholders will be asked at the upcoming AGM to approve an increase in the directors' fee pool and a new long-term equity program to increase the proportion of fees to be paid to directors in shares in James Hardie so that we can remain competitive in our remuneration for non-executive directors.

I record the Board's appreciation to James Hardie's employees for their outstanding work in the past year.

The excellent operating results described in this Annual Report are evidence of the passionate focus and commitment with which those who work for the company, at every level, have applied themselves.

I include in this record of thanks our CEO, Louis Gries, our senior managers, my fellow Board members and our external advisers. I am indebted to you all for your support and guidance through the extensive schedule of meetings and other conversations required to enable us to find a way to develop the asbestos compensation proposal and ensure that the company continues to grow for the benefit of all stakeholders.

I also include in this group our former chairman, Alan McGregor AO, who retired from the Board in August 2004 and who died in February this year. We are all indebted to Alan for the underlying strength of the company. He was a courageous, intelligent and highly ethical person who provided unstintingly generous and effective leadership to our Board and the company. He was also absolutely committed to finding a resolution to the asbestos issue in the best interests of all those involved.

Finally, I thank you, our shareholders, for your patience and continued support of the company. Your ability to see beyond the media headlines, to understand the very real complexities involved in the asbestos issue and to recognise that your Board is committed to finding a sustainable long-term solution has been invaluable.

There is no doubt that, in the past year, we have faced challenges of great significance and enormous consequence. I believe that the results described in this Annual Report and the proposal that we anticipate putting to you shortly in an Explanatory Memorandum, are testimony to the extent to which this outstanding company, and its people, have risen to meet these challenges and learned from them.

Meredith Hellicar
Chairman



Operating Review

The good results were broad-based, with USA Fibre Cement EBIT up 24%; Australia and New Zealand EBIT up 20%; very good EBIT from the Philippines; a solid year for Chile; and a significantly-reduced EBIT loss for USA Hardie Pipe. Even with the SCI and other related costs, we exceeded all of our operating targets, with net sales growth of 23%, EBIT margin of 16.2% and Return on Shareholders' Funds of 22.4%.



The full year operating result was very satisfactory, although the bottom line was significantly affected by the costs of the SCI and other related issues.

Our Chairman, Meredith Hellicar, has discussed the asbestos issue in her report, and events surrounding the SCI are described in more detail on pages 12 – 17. My report deals with the operations of the business for the past year.

The good results were broad-based, with USA Fibre Cement EBIT up 24%; Australia and New Zealand EBIT up 20%; very good EBIT for the Philippines; a solid year for Chile; and a significantly-reduced EBIT loss for USA Hardie Pipe. Even with the SCI and other related costs, we exceeded all our operating targets, with net sales growth of 23%, EBIT margin of 16.2% and Return on Shareholders' Funds of 22.4%.

USA Fibre Cement

Our USA Fibre Cement net sales grew 27% to achieve annual net sales of US$939.2 million. Sales volume was up 22%, average net sales price was up 4%, EBIT was up 24%, and our EBIT margin of 25.7% was down slightly on last year. These results reflect strong growth in primary demand across all of our major US markets.

These results were assisted by higher prices and product margin expansion. Our increased net sales price reflects both the impact of market increases and the product mix benefits we get from growth in higher priced differentiated products.

Our ColorPlus® technology strategy, a key growth initiative in our emerging markets, is progressing well as our capacity builds and demand increases.

We continue to successfully implement our US market strategy to grow demand for fibre cement and maintain a high category share through a differentiated product strategy.

Asia Pacific Fibre Cement

We achieved a very good result, with net sales up 1% in Australian dollars, and 7% in US dollars; sales volume up 4%; EBIT up 25%; and EBIT margin up to 19.8%.

Our Asia Pacific strategy is now very similar to that in the US, in that we are attempting to shift this business into one that can grow primary demand roughly 5% a year.

Our aim is to grow demand for fibre cement and increase category share through a more intense focus on differentiated product opportunities.

Australia and New Zealand Fibre Cement net sales increased 8% to US$210.1 million, due to higher average net sales price and favourable foreign currency movements.

The Philippines had a good year: net sales were up 25% to US $26.0 million; EBIT doubled.

Other Fibre Cement

The Chilean business has also been doing a good job, generating EBIT improvements and top-line growth.

We are close to EBIT break-even in the USA Hardie Pipe business, as we continue to focus on the fundamentals of product positioning and manufacturing capability.

Europe Fibre Cement is progressing as planned, with net sales building as we work to develop a market opportunity with enough scale to pursue longer term.

The Artisan™ Roofing product, made from a new lightweight concrete roofing technology, was launched during the year, and we are currently working on market development, further technology advancements and ramping-up our manufacturing capability.

Research and Development

We continue to invest heavily in basic fibre cement R&D, spending US $27.1 million this past fiscal year. This is a key driver of our sustainable competitive advantage. We continue to invest more in fibre cement related R&D than all other industry participants combined.

Looking ahead

The outlook in North America is good, with continued growth. Although the housing market forecasts are for flat to slightly down activity levels, we expect to continue to grow from increased primary demand by capturing market share from alternative materials, which we expect will provide solid EBIT and net sales growth.

We expect the Australian market to be fairly soft, but we have some new product initiatives that we hope will offset this. The New Zealand housing market is strong and we expect this to continue. Finally, we will continue to get manufacturing gains from Australia and New Zealand.

Louis Gries
Chief Executive Officer

Currency of Borrowings	As at 31 March	
(Millions of US dollars)	**2005**	2004
Borrowings		
USD	**147.4**	165.0
Other	**11.9**	10.8
Total Borrowings	**159.3**	175.8
Deposits		
[illegible]	**4.4**	3.6
USD	**97.7**	61.9
[illegible]	**4.9**	1.2
[illegible]	**4.6**	2.6
Other	**1.9**	3.0
Total Deposits	**113.5**	72.3
Net Borrowings	**45.8**	103.5

Debt Maturity Profile		
(Millions of US dollars)	**2005**	2004
Less than one year	**37.6**	28.4
1-2 years	**27.1**	25.7
2-3 years	**8.1**	27.1
3-4 years	**46.2**	8.1
4-5 years	**–**	46.2
Greater than 5 years	**40.3**	40.3
Total Borrowings	**159.3**	175.8

Capital Expenditure[1]	As at 31 March	
(Millions of US dollars)	**2005**	2004
USA Fibre Cement	**144.8**	56.2
Asia Pacific Fibre Cement	**4.1**	8.4
Other Fibre Cement	**4.1**	9.5
Corporate	**–**	–
Continuing Operations	**153.0**	74.1

Exchange Rates (US$1=A$)		
Weighted Average	**2005**	2003
AUD	**1.3519**	1.4419
NZD	**1.4448**	1.6361
Closing Spot		
AUD	**1.2946**	1.3156
NZD	**1.4071**	1.5083

Gross Capital Employed		
(Millions of US dollars)	**2005**	2004
Fixed assets	**685.6**	567.1
Inventories	**99.9**	103.2
Receivables/prepayments	**140.0**	137.0
Other	**11.5**	17.1
Creditors	**(101.4)**	(87.2)
Gross capital employed	**835.6**	737.2



20.6
23.5
27.4
36.4
36.3
01 02 03 04 05

Depreciation and Amortisation
(Millions of US dollars)



12.6
15.2
19.9
20.0
14.9
01 02 03 04 05

Working Capital to Net Sales
(%)



13.2
16.0
19.9
10.0
5.1
01 02 03 04 05

Net Interest Expense
(Millions of US dollars)



(2.1)
10.2
23.8
24.4
32.6
01 02 03 04 05

Effective Income Tax Rate
(%)

Financial Review

In summary, we've had very strong growth in the operating and financial performance of the company in the last 12 months. We experienced strong cash flows, have very low net debt and we are expanding our capacity in the United States in view of our confidence in growth prospects for the United States, and the company.




02
03
04
05

ncome Tax Expense (Benefit)
(...ons of US dollars)

James Hardie's operating performance for fiscal year 2005 was strong: sales were up 23%; gross profit was up 19%; and EBIT was up 14%. These and other results are discussed in more detail in Management's Discussion & Analysis on pages 46 – 58.

Operating cash flow generation was up 35% to US$219.8 million, through continued strong performance and better working capital management, assisted by the buoyancy of the US residential housing market. This led to a 56% reduction in net debt to US$45.8 million.

Operating costs for the full year included SCI and related expenses of US$28.1 million, and other operating expense of US$6.0 million which included a US$5.3 million charge for a settlement loss on a defined benefit superannuation (or pension) plan for employees of our Australian operations. Operating profit from continuing operations was up 2% to US$127.9 million. Operating profit from continuing operations excluding SCI and other related expenses for the full year was higher at US$150.2 million, an increase of 20%. We continued to invest in Research and Development - US$21.6 million during fiscal year 2005.

EBIT for USA Fibre Cement was up 24% to US$241.5 million and for Asia Pacific Fibre Cement was up 25% to US$46.8 million.

Net interest expense declined by 49%, although this improvement is largely due to capitalising US$4.3 million more interest expense in fiscal year 2005 compared to fiscal year 2004 because we had higher levels of major construction projects and significant capacity expansion expenditure underway.

The effective tax rate for the year was 32.6%. We expect this to be about 30% for fiscal year 2006, although it may eventually be different due to a number of factors, including the level of deductibility of SCI and other related expenses and the geographic mix of earnings.

Adjusted EBITDA of US$232.5 million for the full year is up by 11% from the prior year.

Our capital expenditure[1] for the year increased significantly to US$153.0 million. Most of this was spent on capacity expansion in the United States, including the Reno, Nevada, plant, and the trim line and ColorPlus® finishing technology manufacturing capacity at our Peru, Illinois, plant. We also announced construction of our 10th plant, our largest planned to date, in Pulaski, Virginia at an estimated cost of US$98 million.

Our key performance ratios for the year show:

- A slight increase in basic earnings per share from continuing operations from US 27.4 cents to US 27.9 cents;
- A return on shareholders' funds of 22.4%;
- A slight rise in return on capital employed, from 23.4% to 23.6%;
- A decline in EBIT margin from 17.5% to 16.2%; however EBIT margin before SCI and other related expenses was 18.5%.
- Our gearing ratio decreased from 17.0% to 6.8%;
- Our net interest expense cover improved from 17.2 times to 38.5 times;
- Our net interest paid cover improved from 14.7 times to 18.3 times; and
- Net debt payback was down from 7.6 months to 2.5 months.

Part of the decline in the return on shareholders' funds and the increase in return on capital employed is a result of the financing structure of the company, where we have reduced reliance on debt and increased reliance on equity. Although we currently have extraordinarily low debt, that is likely to change with the initial funding payment and on-going annual contributions proposed for the asbestos compensation arrangements.

The financial indicators, particularly debt service capacity – as indicated by net interest expense cover, net interest paid cover, and net debt pay back – show our current financial strength.

Russell Chenu

Russell Chenu
Chief Financial Officer

1 Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow. See Note 18 to the consolidated financial statements on page 129.

In the past year, much has been said about what James Hardie did and sought to do in relation to the establishment of the Medical Research and Compensation Foundation ("the Foundation") and James Hardie's subsequent group restructuring. These were complex transactions which have frequently been misunderstood or misrepresented, as have the company's actions and objectives.

To facilitate a more informed understanding, we have set out below some of the key events and their context.

PRIOR EVENTS

16 February 2001
The Board of James Hardie Industries Limited ("JHIL", now ABN 60) established the Foundation to provide financial compensation for those with asbestos-related diseases and, at the same time, to assist James Hardie to focus on the pursuit of international growth opportunities by removing asbestos liabilities from its balance sheet.

The Foundation was created as a dedicated organisation to manage and deal with the asbestos liabilities of the former subsidiaries of JHIL which were transferred to it.

As part of considering the establishment of the Foundation, the JHIL Board commissioned and received actuarial advice as to the actuarial best-estimate of future asbestos claims. That advice was believed by the JHIL directors to be a reliable actuarial report, partly because it was broadly consistent with previous such reports provided to JHIL over a number of years. Taking into account that advice, the Foundation was provided with A$293 million of cash funds as well as income-producing assets, including additional funding provided by JHIL itself, to meet the actuarial best estimate of future claims.

The money provided to the Foundation included funds for medical research aimed at finding treatments and cures for asbestos-related diseases and it continues to be involved in this area.

The board of JHIL at the time considered these arrangements were in the best interests of both JHIL and asbestos claimants.

29 October 2003
In the course of filing its year-end financial accounts, the directors of the Foundation announced that they had obtained revised actuarial advice which predicted a future total liability of A$1.089 billion which resulted in an estimated funding shortfall of approximately A$800 million. This shortfall was at odds with the actuarial advice that JHIL directors had previously received and which they had thought was reliable.

In considering how it could offer the Foundation further funding, in the interests of all stakeholders, James Hardie directors needed to work through a huge range of complex factors, which took (and which continue to take) considerable time.

25 February 2004
The NSW State Government announced that Mr David Jackson QC would conduct a Special Commission of Inquiry (SCI) into the establishment of the MRCF (the Foundation). James Hardie welcomed the SCI but expressed concern that the terms of reference failed to examine the impacts of the alleged blow-out in asbestos liability claims on all parties, including the NSW Government.

16 March 2004 (to 13 August 2004)
The SCI held public hearings at which the Commissioner and representatives of all those admitted to appear questioned individuals about the events being considered by the SCI. James Hardie pursued a policy of dealing with the issues to be addressed in the Commission and not in the media. We sought at all times to be respectful of the Commission and complied with all requests that the Commission made of us in terms of providing information and making available company officers and employees.

7 June 2004
The different actuarial estimates, which led to varying shortfall figures, and the known excesses in the claims system, did not provide any basis for assessment of affordability and certainty for the Board to consider the development of a funding proposal that might be put to shareholders. Therefore, James Hardie commissioned a new actuarial report from KPMG Actuaries, and submitted it to the Commissioner on

Special Commission of Inquiry and Asbestos Compensation

This document does not aim to present arguments for or against the company's voluntary funding proposal. These will be the subject of a separate Explanatory Memorandum which will be provided to holders in advance of an Extraordinary General Meeting which will be called to allow debate and voting on the proposal.

7 June 2004. The report provided an independent actuarial review of future asbestos liabilities of the former James Hardie subsidiaries Amaca and Amaba, as well as KPMG Actuaries' view of historical and then-current projections by other actuaries and highlighted "an unforeseeable upward trend" in claims numbers and average claims costs in recent years.

Based on the information that would have been available to actuaries, Trowbridge, at the time it prepared its actuarial report for JHIL in February 2001 (and upon which the funding for the Foundation was based), KPMG Actuaries believed its best estimate would have been in the order of A$694m. The equivalent Trowbridge figure at that date was A$323m. James Hardie directors expressed their concern at the different figures, and announced they were considering the implications of the report.

30 June 2004
Following hearings, but in advance of the deadline for submissions from all parties, Counsel Assisting the SCI released his Issues Paper, making contentions about the actions of the company and its officers. In accordance with the processes of the Commission, James Hardie undertook to respond to these contentions in its submission to the inquiry.

14 July 2004
The Board announced that it would recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate future claimants for asbestos-related injuries caused by former James Hardie Australian subsidiary companies. The company confirmed its willingness to contribute to a resolution in the best interests of all parties, including current and future Australian asbestos claimants against the Foundation, James Hardie shareholders and other constituents.

A submission discussing these issues was provided to the SCI in response to Term of Reference 4. The submission did not propose a cap on payments to claimants and did not impose detailed requirements by the company because the Board believed it best to make the broad proposal and to leave the details for subsequent discussion. It did, however, seek a significant reduction in legal costs in light of these being a large component of the total liabilities and the extensive cost savings that it had identified could be achieved without detracting from the rights of claimants.

19 July 2004
The Board announced the establishment of a Board Special Committee to oversee the company's further participation in the SCI, including reviewing the SCI's report and recommending appropriate actions in response to its findings; and overseeing any developments or discussions of suitable arrangements to ensure all legitimate claimants receive fair and equitable compensation.

28 July 2004
All parties' submissions to the SCI were released. In its submissions, James Hardie vigorously defended the company, its directors and officers against allegations made in others' submissions and confirmed the company's earlier proposal for a Board recommendation that shareholders approve the provision of additional funding if an effective statutory scheme was established. The submission outlined the key principles of a proposed scheme which, again, did not include a cap on payments to claimants.

11 August 2004
James Hardie Chairman, Alan McGregor, resigned due to ill health and Meredith Hellicar was named as the company's Chairman. In public statements following her appointment, Ms Hellicar apologised to those affected by asbestos for the stress and uncertainty caused because the Foundation set up to meet their claims proved to have insufficient funding, and confirmed plans to put to shareholders a proposal that the compensation to which these people are entitled be continued to be provided in a manner that is speedy, fair and equitable.

12 August 2004
In its concluding submissions to the SCI, James Hardie provided more detail about the scheme proposed in its 14 July offer to recommend to shareholders that they fund an appropriate scheme. While affirming the company's legal position, the Board said it believed the proposal would be in the best interests of asbestos claimants and their families, as well as the best interests of James Hardie shareholders.

13 August 2004
In response to questions from Mr Jackson in the SCI, James Hardie provided additional information about its funding proposal.

10 September 2004
James Hardie deferred a resolution to adopt its annual Dutch GAAP accounts for the year ended 31 March 2004 at its upcoming AGM to provide the opportunity, if necessary, to accommodate any impact the SCI's report might have on the company's financial statements. The company also announced that its Audit Committee had commissioned an internal investigation, to be conducted by independent legal and other advisors, to investigate any potential impacts on the financial statements of the various allegations of illegal acts made during the SCI's proceedings.

15 September 2004
James Hardie Chairman, Meredith Hellicar, delivered her address to the company's Annual Information Meeting of Security Holders in Sydney. Ms Hellicar reassured holders that the Board was focussed on finding a solution that:

- addressed in an affordable way, the issue of funding compensation for victims of asbestos-related diseases caused by James Hardie's former Australian subsidiaries;
- addressed the concerns of the community; and
- allowed the company to meet its responsibilities to its shareholders and employees.

21 September 2004
Mr David Jackson QC presented the SCI Report to the NSW Government.

In relation to *Terms of Reference 1: Adequacy of the MRCF funding,* Mr Jackson found there was a significant estimated funding shortfall in relation to the asbestos related liabilities of Amaca and Amaba. In part this was based on an actuarial report prepared by KPMG Actuaries, commissioned by James Hardie for the purpose of the SCI indicating that the discounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba was approximately A$1.5 billion. Mr Jackson accepted this figure as the minimum central estimate but concluded that a significantly greater sum would be required to provide a high degree of assurance that all future claims would be met. He found that the net assets of the Foundation and ABN 60 (estimated to be $179.2m as at 30 June 2004) were not sufficient to meet these prospective liabilities and were likely to be exhausted in a relatively short timeframe (the first half of 2007).

In relation to *Terms of Reference 2: Separation of the MRCF*, Mr Jackson observed that James Hardie was "perfectly entitled to seek a means whereby it could pursue its business aims without being perceived, rightly or wrongly, as associated with ongoing asbestos liabilities". He also indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, although any liabilities remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be made directly against James Hardie or any of the other entities in the James Hardie Group.

Mr Jackson also found that it was not possible, in money terms, to say that separation directly resulted in, or contributed to, a possible insufficiency of assets to meet the future asbestos-related liabilities of Amaca and Amaba; however, he expressed an opinion that "in practical terms" the separation was likely to have had such an effect because if separation had not taken place in February 2001 he thought that it seemed likely that, for the indefinite future, the asbestos-related liabilities would have been treated, as they had been for years, as one of the annual expenses of the James Hardie Group.

In relation to the circumstances of the establishment of the Foundation, Mr Jackson made certain adverse findings against, amongst others, Mr Macdonald (the former CEO of ABN 60 and James Hardie) and Mr Shafron (the former General Counsel of ABN 60 and James Hardie and former CFO of James Hardie). In particular, Mr Jackson noted that he found it difficult to accept that JHIL management "could really have believed that the funds of the Foundation would have been sufficient to enable it to pay all future legitimate asbestos related claims against Amaca and Amaba". Accordingly, Mr Jackson considered that certain elements of press releases issued by JHIL at the time of the establishment of the Foundation, which conveyed that the Foundation had been provided with sufficient funds, were "seriously misleading".

It is important to note, however, that the SCI also found that the alleged conduct did not cause any material loss to the Foundation or to the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Mr Jackson noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against James Hardie, ABN 60 or their respective directors, and that even if such liability were established there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to *Terms of Reference 3: Corporate Restructures*, overall the SCI report found that the relevant corporate restructures conducted by JHIL and James Hardie over several years were for valid business reasons and did not adversely affect the Foundation's ability to meet its current and future liabilities.

On *Terms of Reference 4: Adequacy of current arrangements,* Mr Jackson concluded that the current insolvency arrangements available to the Foundation under the Corporations Act would not assist the Foundation to manage its liabilities. He went on to note that the best long term solution for satisfying the asbestos-related liabilities of Amaca, Amaba and ABN 60 would be a scheme, for which that proposed by James Hardie during the SCI hearings might be a starting point.

Special Commission of Inquiry and Asbestos Compensation

The company issued a statement acknowledging the seriousness of the findings and comments of the Commissioner and advised that the Board Special Committee and the Board would review the report accordingly and, after undertaking a full analysis, issue a response.

The statement noted Mr Jackson's remarks about the scheme proposed by James Hardie and reconfirmed the company's funding proposal and its willingness to work with all relevant stakeholders in developing a satisfactory compensation solution for asbestos claimants against its former subsidiaries which it could put to shareholders for approval.

The NSW Government rejected James Hardie's proposal for a statutory scheme, stating it would not consider implementing any proposal advanced by James Hardie unless it was the result of an agreement reached with the union movement acting through the ACTU, UnionsNSW as well as representatives of the asbestos claimants. These groups rejected the statutory scheme.

28 September 2004
Three working days after James Hardie directors around the world received a copy of the SCI report, the Board announced that, effective immediately, Peter Macdonald would stand aside as Chief Executive Officer and Peter Shafron would stand aside as Chief Financial Officer.

In a separate statement to the ASX, Peter Macdonald said he would vigorously defend himself against the allegations at the appropriate time, and that he would continue to work in the best interests of the company and its shareholders to ensure the company continued to grow and perform.

1 October 2004
James Hardie representatives began discussions with the ACTU, UnionsNSW and a representative of asbestos disease groups to try to reach an agreement on an appropriate manner in which the company might fulfil the original intention in the establishment of the Foundation.

The Board considered this move to be consistent with its duties to shareholders and, where applicable, other stakeholders, particularly given the original intentions in the establishment of the Foundation, the disruptive effects of adverse publicity, product bans and boycotts and the uncertainty regarding the scope or impact of any legislation that could be introduced in the absence of any further action by the company.

18 October 2004
In response to comments by the ACTU, James Hardie re-confirmed its commitment to achieving a sustainable long-term compensation solution for asbestos disease sufferers as quickly as possible. The company said it wanted an outcome that was not only acceptable to the ACTU and asbestos disease sufferers, but also one that could be supported by shareholders and financiers.

22 October 2004
After a review conducted by external legal advisers did not result in any finding that Mr Macdonald had breached the terms of his employment agreement with the company in relation to the activities and transactions under review (noting the administrative status of the SCI), Peter Macdonald resigned from the company and received his contractual entitlements.

Mr Macdonald was engaged as a consultant for an initial term of three to six months to assist in the efficient transition of his duties as Chief Executive Officer to his successor, and then for a further 24 months to provide advisory or consultative services requested by the company. Louis Gries was appointed interim CEO.

Peter Shafron also resigned from the company, and was engaged as a consultant for a period of 24 months to provide advice to the company in relation to the work attended to by Mr Shafron while he was General Counsel of the company. Russell Chenu was appointed interim Chief Financial Officer.

25 October 2004
Although the Foundation had a shortfall in the longer term, it had sufficient funding at the increased rate of claims and costs for a number of years. Indeed no person entitled to compensation has gone unpaid. Despite this fact, James Hardie wrote to the Foundation reaffirming its preparedness to provide assistance for its claimed interim liquidity position and reiterated that it is in no-one's interests to have the Foundation placed in a position where it is unable to pay legitimate claimants.

16 November 2004
James Hardie offered new arrangements to the Foundation to ensure asbestos victims with legitimate claims would have access to further funding.

Following public statements by the Foundation that it required additional cash funding to remain solvent, James Hardie offered an indemnity to the ABN 60 Foundation directors to facilitate the immediate provision by ABN 60 of $88.5 million in cash to the Foundation.

In addition to offering the indemnity to ABN 60, James Hardie advised the Foundation that, should its funds prove insufficient to meet legitimate claims, James Hardie intended to provide interim funding on a month-to-month basis to enable those claims to be met.

18 November 2004
James Hardie had been trying to convince the NSW Government to address the inefficiencies in the claims system. Finally, the NSW Government announced a Review of Legal and Administrative Costs in Dust Diseases Compensation. James Hardie noted that the reduction of legal, administrative and other costs was an important factor in the future affordability and sustainability of the company's proposal for the long-term funding of claims.

James Hardie welcomed the government's involvement and expressed its hopes to achieve an outcome suitable to all stakeholders.

22 November 2004
Announcing its results for the second quarter of fiscal year 2005, James Hardie advised that the internal investigation into allegations of illegal conduct raised during the SCI and any impact on financial statements had been completed, and there was found to be no impact on the company's current financial statements.

8 December 2004
In response to public speculation questioning James Hardie's commitment to achieving a long-term financial agreement as soon as is possible, James Hardie provided an update on the then current state of negotiations between the company, the ACTU, UnionsNSW and asbestos support groups. The update outlined key points contained in a draft Heads of Agreement presented by James Hardie to the ACTU on 3 November and called on the NSW Government to join negotiations.

21 December 2004
James Hardie signed a Heads of Agreement with the ACTU, UnionsNSW, asbestos support groups and the NSW Government, outlining the key provisions and terms on which the company proposed to provide voluntary long-term funding of asbestos related personal injury claims against former James Hardie subsidiaries.

These included:

- establishment of a Special Purpose Fund (SPF);
- initial funding of the SPF by James Hardie on the basis of the November 2004 KMPG Actuaries' report (with a net present value central estimate of A$1.5 billion); the actuarial assessment is to be updated annually;
- a two year rolling cash buffer in the SPF;
- a cap on the annual payments made by James Hardie to the SPF, initially set at 35% of operating cash flow; and
- no cap on individual payments to proven claimants.

A key principle underlying the agreement was the fact that, to achieve the long-term funding, James Hardie had to remain profitable and strong and be able to continue to successfully grow its business.

The arrangement is subject to a number of conditions precedent, including implementation of the findings of the NSW Government's Review of Legal and Administrative Costs; other legislation to facilitate the effectiveness of the voluntary funding arrangement; entry by the principal parties into a long-term funding agreement; the obtaining of tax deductibility for payments by the company; recommendation of the voluntary funding proposal by the Board, following receipt of a report from an independent expert of its review and analysis of the funding proposal; and approval of the voluntary funding proposal by the Company's shareholders and lenders.

Based on current actuarial estimates and market expectations of James Hardie's future financial performance, the proposed annual payment caps are intended to allow payments to claimants not only to be properly funded but also to have the benefit of significant contingency provisions. However, because the number of claimants and the amounts that the courts may award cannot be known specifically in advance, and James Hardie may not perform as the directors might hope, no absolute assurance on this can be given.

8 March 2005
The NSW Government announced the results of its Review into the Legal and Administrative Costs of Dust Diseases Compensation. James Hardie acknowledged the recommendations as a positive first step towards establishing a more efficient system.

31 March 2005
James Hardie and the Premier of New South Wales, the Hon Bob Carr, provided updates on the timing of the Principal Agreement to be signed between James Hardie and the NSW Government. The updated timetable had the signing of the Principal Agreement to occur in early June, reflecting the complexity of the legal and administrative issues surrounding the establishment of the Special Purpose Fund.

Special Commission of Inquiry and Asbestos Compensation

POST 31 MARCH 2005 EVENTS

15 April 2005

The Board confirmed that the SPF would cover proven claims by members of the Baryulgil community (former asbestos mine workers and residents) against the former Australian subsidiary, Asbestos Mines Pty Ltd for the period during which it was owned by James Hardie (until 1976). Further, the Board decided to expand the coverage of the SPF to assume coverage for the subsequent period of the mine's operation, during which Asbestos Mines Pty Ltd was owned by Woodsreef Mines Ltd (now Mineral Commodities Ltd). This was because Asbestos Mines Pty Ltd (since renamed Marlew Mining Pty Ltd) went into liquidation in 2002 and there was therefore uncertainty regarding the availability of funds from its parent, Mineral Commodities Ltd, for future asbestos claims relating to Asbestos Mines Pty Ltd during its period of ownership.

James Hardie proposed that any such valid and proven claims against Asbestos Mines Pty Ltd not otherwise recoverable from any assets of Asbestos Mines Pty Ltd; or any insurers of Asbestos Mines Pty Ltd; or other parties from whom the claimant can recover compensation, would be able to be covered by the SPF. Any such claims against the SPF would also need to be funded within the cash flow cap set out in the Heads of Agreement.

16 May 2005

As part of its 4th Quarter and Full Year results presentation, James Hardie provided the market with an update on the voluntary asbestos funding proposal, reporting considerable effort and steady progress on the finalisation of the Principal Agreement. The update noted that the timetable announced on 31 March 2005 now appeared to be ambitious, given the complexity of some of the issues being dealt with.

At the same time, James Hardie released an updated report from KPMG Actuaries, providing a Net Present Value estimate of liability at 31 March 2005 of A$1,684.9 billion. The figure had not been adjusted for estimated savings from the NSW Government Costs Review.

21 June 2005

James Hardie and the NSW Premier separately announced an updated timetable which had the signing of the Principal Agreement scheduled for late July/early August and the shareholder meeting to consider the voluntary funding proposal being held in late September/early October 2005.

The further delay was attributed to complex issues including the interaction of Australian, Dutch and US law.

Other

The Board believes that the company cannot commit to providing any funding support to address the funding shortfall affecting the Foundation in the absence of shareholder approval, because:

- Under Dutch law, a commitment made to such a proposal would have an impact on the identity or character of the company, in particular by adding asbestos liability issues to the company, and in such circumstances Dutch law requires shareholder approval;
- It is consistent with the corporate governance practices of the company and the expectations of the company's shareholders; and
- In the absence of a current legal obligation to make such payments, it is simply prudent, in light of their significance, for directors to have their business judgment considered through a shareholder approval process.

Holders will receive additional information about the proposed scheme and meeting in a separate mailing.

USA Fibre Cement

Results

- Net sales increased 27% from US$738.6 million to US$939.2 million.
- Sales volume increased 22% from 1,519.9 million square feet to 1,855.1 million square feet.
- Average net sales price increased 4% from US$486 per thousand square feet to US$506 per thousand square feet.
- Gross profit increased 19% and the gross profit margin decreased 2.6 percentage points.
- EBIT increased 24% from US$195.6 million to US$241.5 million.
- EBIT margin decreased 0.8 of a percentage point to 25.7%.

Highlights

- We gained further market share in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding.
- We recorded continued growth in sales of our higher-priced differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD® planks.
- We made further market share gains in the interior products market with sales of Hardibacker 500® half-inch backerboard up strongly on the previous year.
- We increased our west coast manufacturing capacity with the addition of our new fibre cement plant in Reno, Nevada.
- We are in pre-production with our new 160 million square foot trim line in Peru, Illinios; commercial sales are expected to start in the first quarter of fiscal year 2006.
- We began construction of our tenth fibre cement plant, our largest planned to date, in Pulaski, Virginia.

For more information about USA Fibre Cement, see pages 20 – 23

Australia and New Zealand Fibre Cement

Results

- Net sales increased 8% from US$195.5 million to US$210.1 million, due to a higher average net sales price and favourable foreign currency movements.
- The average net selling price increased 1% in Australian dollars.
- Gross profit increased 8% due to manufacturing and efficiency gains in Australia and New Zealand.
- EBIT increased 20% from US$35.4 million to US$42.4 million primarily due to cost savings and the impact of a cost provision recorded in the prior year that did not recur in the current year. In Australian dollars, EBIT increased 12%.
- The EBIT margin increased 2.1 percentage points to 20.2%.

Highlights

- In Australia, we launched Eclipsa™ Eaves Lining, a new pre-painted eaves product.
- In New Zealand, we continued to grow sales of our Linea® Weatherboards.

For more information about Australia and New Zealand Fibre Cement, see pages 24 – 25

Summary of Operations

Hardiplank® Siding



Hardibacker® Backerboard



Linea® Weatherboards



Philippines Fibre Cement[1]

Results

- Net sales increased 25% from US$20.8 million to US$26.0 million. In local currency, net sales increased 27%.
- Sales volume increased 20% compared to the prior year.
- The average net sales price increased 5%.
- The business more than doubled its positive EBIT performance, due to increased net sales.
- Gross profit increased 53%.

Highlights

- We generated significantly stronger demand for our products through increased market penetration in the Philippines.
- We increased regional exports.

For more information about Philippines Fibre Cement, see pages 24 – 25

1 See **Endnotes** on page 58

Chile Fibre Cement

Highlights

- Net sales increased compared to the previous year due to growth in sales volume and a higher average net sales price.
- Our Chilean business continued to increase its penetration of the domestic flat sheet market.
- We increased sales of higher-priced, differentiated products.
- We built regional exports.

For more information about Chile Fibre Cement, see pages 26 – 27

USA Hardie Pipe

Results

- Net sales for the year increased strongly due to increased sales volumes and higher prices.
- Average net sales price improved strongly during the year.

Highlights

- We continued to penetrate the Florida market and gain market share.
- We improved our market focus.
- We improved our manufacturing efficiency.

For more information about USA Hardie Pipe, see pages 26 – 27

Artisan™ Roofing

Highlights

- Our Artisan™ Roofing business continues to prove its business model.
- We remain focussed on market testing, refining the manufacturing operation and improving productivity.

For more information about our Artisan™ Roofing operation, see pages 26 – 27

Europe Fibre Cement

Highlights

- We continued to build sales steadily.
- Our progress on creating primary demand in Europe for our fibre cement siding products, and on converting tile applications from drywall and wood to fibre cement products, remains in line with management expectations.

For more information about our Europe Fibre Cement business, see pages 26 – 27

HardiFlex® lite



Hardie® Pipe



Artisan™ Roofing





USA Fibre Cement



27%
increase in Net Sales
for USA Fibre Cement





USA Fibre Cement

(Millions of US dollars)	**2005**	2004	2003	2002	2001
Net sales	**939.2**	738.6	599.7	444.8	373.0
EBIT	**241.5**	195.6	155.1	85.8	73.5
Total identifiable assets	**670.1**	554.9	492.2	420.3	336.8
Volumes (mmsf)	**1,855.1**	1,519.9	1,273.6	988.5	852.3
Average net sales price (per msf)	**US$ 506**	US$ 486	US$ 471	US$ 450	US$ 438
EBIT Margin %	**25.7**	26.5	25.9	19.3	19.7
Employees	**1,820**	1,722	1,500	1,177	1,140

Our business

We are one of the leading siding companies in the United States, and the largest siding manufacturer in North America. Our products are primarily used for the exterior cladding and interior linings of residential homes.

When we started our siding business over a decade ago, we targeted southern markets, where our products' superior durability offered considerable performance advantages over traditional wood-based siding products. These are now our Established Markets. In the last four years, we have increased our marketing efforts in the Emerging Markets in the northern region of the US. These markets have traditionally been dominated by vinyl and they offer us significant growth opportunities.

We have nine manufacturing plants in: California, Texas (two), Florida, Washington, Illinois, Pennsylvania, South Carolina and Nevada. Work is underway to construct our tenth plant, our largest planned to date, in Pulaski, Virginia. We also have a Research and Development Centre at our California plant.

Our strategy

Our strategy in the United States continues to be to:

- aggressively grow the market for fibre cement;
- grow our overall market position while defending our share in existing market segments;
- offer products with superior value to those of our competitors; and
- introduce differentiated products to reduce direct price competition.

Trading conditions

New residential housing construction remained buoyant during the year due to stronger consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.





Sales Volume (mmsf)
Starts (12 month average)
Revenue ($)
Sales Volume / Starts (000s)
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
$1000
$875
$750
$625
$500
$375
$250
$125
$0
Revenue (USDM)
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

USA Fibre Cement Top Line Growth versus USA Housing Starts



Emerging Markets
Established Markets

ames Hardie
xterior Products
egional Sales Mix



25%
Repair and Remodel
75%
New Construction

James Hardie
Sales Mix



25-35%
James Hardie
65-75%
Other

USA Interior Cement
Board Market



12%
James Hardie
88%
Other

USA Exterior
Products Market



450
02
03
04
05

SA Fibre Cement
verage Net Sales Price



25.9
26.5
25.7
01
02
03
04
05

USA Fibre Cement
EBIT Margin
(%)



85.8
195.6
241.5
01
02
03
04
05

USA Fibre Cement
EBIT
(Millions of US dollars)

Note: All market and market share figures are management estimates and cannot be precisely measured.

1 Before restructuring and other operating expense (income) of US$12.6 million, EBIT was US$98.4 million and EBIT margin was 22.1%

USA Fibre Cement



24%
increase in USA
Fibre Cement EBIT



Market position & opportunity

- Based on our knowledge, experience and third-party data regarding our industry, we estimate that we sold approximately 12% of the estimated 12.5 billion square foot US exteriors market total (siding, fascia, trim and soffit) in fiscal year 2005.
- We initially took market share from wood-based siding products and more recently from vinyl. The conversion from use of vinyl is a significant growth opportunity for us.
- We are achieving a compound annual growth rate of 25% in exterior net sales.
- Our early focus on new construction and planks has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim, fascia and soffits).
- The Repair & Remodel segment accounts for approximately 25% of our sales mix and we have identified significant opportunity for growth in this segment, and in the Factory Built segment.
- Our Established Markets account for approximately 74% of our exterior product sales and we are targeting 7 to 15% annual growth in these markets.
- We have an Emerging Market opportunity in the Northeast and Midwestern states and we are targeting a higher growth rate in this region through increased consumer awareness, field sales and partner programs with builders.
- We estimate we have 25 to 35% of the USA interior cement board market.
- Our net sales in this segment have achieved a compound annual growth rate of 28% from fiscal years 2002 to 2005.
- We hold a leading position in the 1/4" backer market, and have a technology advantage for floor applications.
- Hardibacker 500® backerboard is driving our market penetration for wall applications.

Major achievements

During the year, we:

- Completed construction of our new fibre cement plant in Reno, Nevada. The plant is now producing product and, when it is fully operational, will provide us with an additional 300 million square feet of capacity and will allow us to meet rapidly-growing demand on the west coast of the US, with faster and lower-cost delivery of products.
- Began pre-production with our new 160 million square foot trim line in Peru, Illinois. Commercial sales are expected in the first quarter of fiscal year 2006.
- Added new proprietary pre-finishing capacity at our Peru, Illinois plant.
- Began construction of our tenth plant, our largest planned to date, in Pulaski, Virginia, to meet growing demand for our products in the east coast region of the US.

  We estimate this plant will cost US$98 million and is planned to include two 300 million square feet manufacturing lines, producing external siding and interior backerboard products. The plant will increase our total annual production design capacity in North America to 3.1 billion square feet when the first line is completed, expected in the first quarter of fiscal year 2007, and to 3.4 billion square feet when the second line is completed.
- Achieved strong sales of our Hardibacker 500® half-inch backerboard.
- Grew sales of our high-priced differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and our Harditrim® XLD® planks.

Outlook

Strong sales growth is expected in North America, but the rate of growth for the year ahead is forecast to be less than the very high level of fiscal year 2005.

In fiscal year 2006, we expect to continue to grow primary demand for fibre cement and to penetrate our targeted markets.

Margins are expected to remain attractive over the short-term despite the impact of higher raw material and freight costs.


3.6
20.9
27.3
37.6
46.8
01 02 03 04 05
Asia Pacific EBIT
(Millions of US dollars)
2.4
14.7
15.7
17.1
19.8
01 02 03 04 05
Asia Pacific EBIT Margin
(%)

Asia Pacific Fibre Cement



7%
increase in net sales from US$219.8 million to US$236.1 million





Asia Pacific Fibre Cement

(Millions of US dollars)	**2005**	2004	2003	2002	2001
Net sales	**236.1**	219.8	174.3	141.7	152.0
EBIT	**46.8**	37.6	27.3	20.9	3.6
Total identifiable assets	**181.4**	175.9	147.9	141.4	135.0
Volumes (mmsf)[1]	**376.9**	362.1	349.9	320.7	318.9
Average sales price (per msf)[1]	**A$ 846**	A$ 862	A$ 887	A$ 861	A$ 857
EBIT margin %	**19.8**	17.1	15.7	14.7	2.4
Employees	**892**	955	931	977	1,109

See Endnotes on page 58

Our business
We manufacture fibre cement products in Australia, New Zealand and the Philippines and sell these products throughout the Asia Pacific region. Our products are used for external cladding and internal lining in residential and commercial construction.

In Australia, we also manufacture fibre reinforced concrete pipes for civil and commercial use, and fibre cement columns for decorative use.

Our strategy
Our strategy in Asia Pacific is consistent with our strategy for the USA Fibre Cement business:

- Grow primary demand for fibre cement;
- Vigorously protect and grow category share in existing market segments; and
- Leverage our superior technology to offer differentiated products and systems with superior value to those of our competitors.

Trading conditions
In Australia, new residential housing activity improved early in the period, led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early. However, both new residential housing and renovations activity softened over the year.

The business was subject to negative customer sentiment associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and negative publicity arising from the release of the report of the Inquiry.

In New Zealand, new residential housing activity was robust in the first half year, but softened slightly during the second half.



Construction activity in the Philippines improved in the first quarter, then remained stable.

Market position & opportunity
We are well-positioned for growth in Australia, New Zealand and the Philippines.

Fibre cement has a small share of a large building materials market in Australia and New Zealand, and we are developing strategies to increase demand for our products. We are continuing to increase our share of the Philippines' building boards market, and we are working to build our position in the region.

Major achievements
- We launched Eclipsa™ Eaves Lining, a new pre-painted eave product, across Australia. Eclipsa™ Eaves Lining offers builders cost benefits and construction advantages over non-painted eaves products.
- We launched a new magazine-style website for consumers in Australia, and a technical information site for builders and specifiers.
- In New Zealand, sales of our Linea® weatherboards continued to grow strongly.

Outlook
In our Australian business, no improvement to the current soft levels of new housing and renovations activity is expected in the short-term. The progressive lifting of product bans and boycotts in Australia is expected to continue throughout the year. In New Zealand, housing construction activity is expected to continue at previously solid levels.

In the Philippines, building and construction activity is forecast to be softer, but another solid EBIT performance is expected.



Other Fibre Cement



Chile Fibre Cement

Our business

We manufacture fibre cement products for use as interior and exterior walls in houses and multi-family housing developments. Initially, we concentrated on core flat sheet products. We have since expanded our range to offer builders and architects more specialised products.

Our strategy

We are focussed on increasing awareness and sales of our thicker and speciality products across all segments in order to increase average net selling prices and confirm our position as the market leader in product quality and innovation.

Trading conditions

Construction activity in Chile continued to show signs of improvement during the year.

Market position & opportunity

We estimate that we have already achieved over 20% share of the flat sheet market and see considerable potential to grow sales and capture share with our high-value speciality products.

Major achievements

- We continued to increase our penetration of the domestic flat sheet market.
- We increased sales of higher-priced, differentiated products.
- We built regional exports.

USA Hardie Pipe

Our business

We manufacture fibre reinforced concrete pipes at our facility in Plant City, Florida. Our pipes are used for drainage in civil and commercial construction and in the development of residential sub-divisions.

Our strategy

Our strategy is to establish Hardie® Pipe as the preferred products for stormwater applications that use diameters from 12 inches to 36 inches.

We believe Hardie® Pipe continues to offer advantages to the mid-size drainage pipe market because our product features span both traditional concrete pipes and newer flexible pipes. We offer the initial crush strength of rigid pipes, combined with the lighter weight, longer lengths and ease of installation of flexible pipes. The result is productivity gains over rigid pipes and less installation and service risk than with flexible pipes.

Trading conditions

Severe weather in Florida adversely affected sales in the first half of the year. Later in the year, we benefited from buoyant construction activity.

Market position & opportunity

We participate in the Florida storm drainage pipe market in our size range and plan to grow sales in Florida and neighbouring states.

Major achievements

- We significantly improved manufacturing performance.
- We gained market share.

Europe Fibre Cement

Highlights

- We continued to grow demand for our Hardibacker® range of interior products and our proprietary pre-painted siding products in the United Kingdom and France by building awareness amongst distributors, builders and contractors.
- We continued to work to convert tile applications from drywall and wood to fibre cement products.
- We added further distribution outlets in both the UK and French markets.

Outlook

We expect further sales growth and market share in our emerging Europe Fibre Cement and our USA Hardie Pipe businesses, as awareness of our products increases among builders, contractors and distributors.

Artisan™ Roofing

Our business

We have established a pilot roofing plant at Fontana, California, to test our proprietary manufacturing technology and to provide product for market testing in California. The plant has a design capacity of 25 million square feet per annum of manufactured product, or 11.6 million square feet of roofing coverage.

Our strategy

Our pilot plant enables us to undertake a low-risk evaluation of what we believe is a strong opportunity for a lightweight concrete product that can compete with wood shakes and natural slate.

Market position & opportunity

Over 16 billion square feet of roofing systems were installed on residential dwellings in 2003. We see a significant annual market opportunity for Artisan™ Roofing. We estimate that the initial markets we are targeting (wood shakes, natural slate and other high-end products) use around 5.2 billion square feet of manufactured product annually.

Major achievements

Our Artisan™ Roofing product, made from a new lightweight concrete roofing technology, has now been launched.


LONDON
AMSTERDAM
SOUTHAMPTON
PARIS
SEOUL
HONG KONG
PERTH
ADELAIDE
BRISBANE
SYDNEY
MELBOURNE
AUCKLAND
TACOMA
RENO
MISSION VIEJO
CHICAGO
FONTANA
WAXAHACHIE
CLEBURNE
PERU
DALLAS
TAMPA
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY
SANTIAGO
James Hardie Manufacturing Operations
– existing and under construction
James Hardie Sales Office
Distribution Hub
Registered Office and Finance Centre

Manufacturing Scale



21%
increase in net sales per employee



Manufacturing Capacity - Flat Sheet

	Plant location	Design capacity/ year (mmsf)[1]	Number of Employees
North America	Fontana, California	180	
	Plant City, Florida	300	
	Cleburne, Texas	500	
	Tacoma, Washington	200	
	Peru, Illinois	560[2]	
	Waxahachie, Texas	360	
	Blandon, Pennsylvania	200	
	Summerville, South Carolina	190	
	Reno, Nevada	300	
	Pulaski, Virginia	600[2]	
Total North America		3,390[2]	1,839
South America	Santiago, Chile	55	139
Australia	Brisbane, Queensland	160	
	Sydney, New South Wales	200	
Total Australia		360	424
New Zealand	Auckland	75	147
Philippines	Manila	145	211
Total		4,025[2]	2,760

Other

Europe	31
Research and Development	131
Corporate	38
Total	200

Manufacturing Capacity - Pipes

	Plant location	Design capacity/year (Thousand tons[3])	Number of Employees
United States	Plant City, Florida	100	52
Australia	Brisbane, Queensland	50	110
Total		150	162

Geographic Breakdown



939.2 USA Fibre Cement
236.1 Asia Pacific Fibre Cement
35.1 Other Fibre Cement

Net Sales
(Millions of US dollars)



670.1 USA Fibre Cement
181.4 Asia Pacific Fibre Cement
81.6 Other Fibre Cement

Total Identifiable Assets[4]
(Millions of US dollars)



241.5 USA Fibre Cement
46.8 Asia Pacific Fibre Cement

EBIT for R&D and Other Fibre Cement was a loss of 29.3

EBIT[4]
(Millions of US dollars)

1 Annual design capacity is based on management's historical experience with our production process and is calculated assuming a 24-hour day, continuous operation, producing 5/16" thick siding at a target operating speed
2 Upgrade or new plant in progress; includes capacity being added
3 Pipes and columns are measured in tons, not square feet
4 Excludes General Corporate. See Note 18 to the consolidated financial statements on page 129



MIXING PROCESS
SHEET MACHINE
Pulper
Refiner
Pulp Storage
Water
Sand
Mixer
wet end
trimming
Sand/Quartz
Ball Mill
Thickener
Cement
Cement
stacking
STEAM CURING
SHEET FINISHING
DISTRIBUTION

Research and Development



R&D expenditure in fiscal year 2005 was US$27.1 million




02 03 04 05

Research and Development Expenditure[1]
(millions of US dollars)

[1] Research and Development expenditure includes US GAAP Research and Development expense and amounts classified as selling, general and administrative expense under US GAAP in the amounts of US$5.5 million, US$5.5 million, US$2.7 million, US$1.9 million and US$1.4 million, for the years ended 31 March 2005, 2004, 2003, 2002 and 2001 respectively.



The superior performance of James Hardie's differentiated products is supported by the unique product formulations and production technology.

In fiscal year 2005, we invested US$27.1 million, or 2.2% of our sales, in research and product development. We employ over 130 scientists, engineers and technicians in the areas of Core Research and Product & Process Development. Over 50% of our scientists have advanced degrees and 45% have worked for James Hardie for over five years.

We have Research and Development Centres in Sydney, Australia and Fontana, California, where we:

- conduct core research;
- develop new manufacturing technology platforms; and
- develop products for specific markets and applications.

Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing products, and new products.

Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites. At the same time, we have reduced the cost of raw materials:

- through yield improvements in the plants;
- by providing technological support to drive process improvements in our suppliers' operations; and
- from our increased business scale.

We also benefit from superior economies of scale, because we operate plants that are two to three times larger than our fibre cement competitors'.

Our goals are to:

- continue to lower the capital cost of each unit of production at new plants by learning from past projects, and through continuing innovation in engineering; and
- reduce operating costs at each plant by improving manufacturing processes, raw material yields, and machine productivity.


3
2
5
9
1
4
10
6
11
12
7
8
EXTERIOR
INTERIOR

Differentiated Products




EXTERIOR
EAVES AND SOFFITS
ROOFING
EXTERNAL CLADDING
FASCIA
DECORATIVE AND STRUCTURAL COLUMNS
7 DECK UNDERLAY
8 PIPES
INTERIOR
9 CEILING LINING
10 INTERNAL WALLS
11 WET AREA LINING
12 FLOOR UNDERLAY



Product leadership, in the form of differentiated products, sets James Hardie apart from our competition and allows us to continue to penetrate markets, sustain a price premium over competing products and reduce the impact of price competition.

Our objective is to develop lightweight and durable products that can perform in all climates and for all parts of a building, including external walls, trims, soffits, roofs, internal walls, floors and ceilings.

In the late 1970s and early 1980s, we pioneered the development of cellulose fibre reinforced cement technology. Since then, we have found many new and innovative ways for fibre cement to replace traditional materials, which has expanded the market for fibre cement products and our share of the market.

Our products offer a range of advantages – from appearance to durability – over traditional building materials. They are easy to cut, nail and paint, require minimal maintenance, and can be used to create a variety of shapes and profiles, and different textured and coloured finishes.

This makes James Hardie® products ideal for a wide range of residential and commercial applications, including:

- external wall cladding, in the form of planks, panels, shingles, facades and substrates;
- lining for eaves, soffits and breezeways;
- wall or floor substrate for ceramic tiles in wet areas such as kitchens, bathrooms and laundries;
- ceiling lining or floor underlay;
- roofing shakes;
- external and internal wall systems, including bracing and fire and acoustically-rated walls;
- decorative and structural columns;
- trim, fascia and other decorative applications;
- fencing; and
- underground drainage pipes.

Our continued growth depends on our ability to provide products that an increasing number of customers prefer to alternatives such as masonry, concrete, wood, wood composites and vinyl. Successes to date include:

- our thicker, lighter Harditrim® exterior trim board with XLD® Technology, which won a 2004 American Building Product Award from HOME Magazine;
- the new shorter, lighter and smoother HardiSenepa® fascia board launched in the Philippines in 2004, offering the market easier installation and finishing;
- the ColorPlus™ Collection of pre-painted siding and trim, recognised with a 2002 American Building Product Award from HOME Magazine;
- the thicker and lighter Linea® weatherboard which was launched in New Zealand in 2002 and which continues to exceed sales targets;
- the thinner, lighter HardiFlex® lite ceiling sheet developed for the Philippines as a substitute for plywood. This product was named Top Building Board Brand of the Year at the Philippines Consumers Awards in December 2002;
- more dimensionally precise fibre cement sheets used to create the ExoTec™ Facade System for Australia's commercial construction industry;
- the new production technology and product formulation that is being used in the manufacture of our new lightweight concrete roofing shake for the US market.

We are constantly working to increase our product performance and lower the density of our fibre cement, in order to achieve the optimum balance between durability and ease of use. To that end, our product development will continue to focus on:

- formulation, to create products that offer performance benefits;
- design, to give our customers a choice of shapes and textures;
- finish, from sealer to primer and topcoats;
- installation, through systems, components and tools; and
- durability.



Growth Opportunities

The market potential for fibre cement products is much larger than our current net sales.







We expect to increase our share of the current worldwide market for fibre cement products and, at the same time, expand the size of that market.

Competitive advantages

We have competitive advantages that will allow us to achieve that goal, including proprietary products and process technology, and expertise in the manufacture and marketing of fibre cement products.

We also have leading market positions and one of the strongest brands in building materials.

We believe that our competitive advantages mean:

- we have the widest and most differentiated product range of any fibre cement manufacturer;
- our products look and perform better than our competitors' products;
- we have the lowest operating costs of any fibre cement manufacturer.

Economies of scale provide us with benefits in purchasing, manufacturing, distribution, sales, marketing and research and development.

We believe that we can make and sell our differentiated products at significantly lower costs, and generate higher returns than our competitors.

Since 1992, we have been able to reduce the capital cost for each unit of production capacity in new plants. Today, we build new plants significantly faster and at a lower cost than our competitors.

Substitution for other products

James Hardie pioneered the development of fibre cement technology in the late 1970s and early 1980s and our goal is to win a large share of markets in which fibre cement can offer advantages over traditional materials.

Product innovation has enabled us to defend our market share from erosion by competitors and to expand the market for fibre cement as we find new ways for our products to replace traditional materials.

Our rapid growth in the United States over the last ten years, for example, is the result of our ability to develop products for a large market in which fibre cement has become a superior alternative to traditional materials.

Lightweight and composite construction

We also expect to achieve growth due to the trend away from traditional building systems, such as masonry, and towards lightweight framed construction or designs that feature composite construction.

Framed construction consists of a light steel or timber frame, clad with products such as fibre cement sheets or planks. Issues such as speed and cost of construction, quality of finish and the availability of skilled labour at competitive rates, have all contributed to the growth in this form of construction.

The benefits of framed construction have seen commercial construction projects converting to lightweight, framed, walling systems. The use of framed construction is also increasing in residential construction.

Composite construction involves using a variety of different building materials on a single project to enhance designs and add aesthetic and visual interest. Our wide range of lightweight, cost-effective products and finishes are well-suited to this approach.



The members of James Hardie's Board of Directors have widespread experience, spanning general management, finance, law, accounting, marketing, and science and technology. Each Director also brings valuable international experience that assists with James Hardie's growth.

SUPERVISORY BOARD Non-Executive Directors

Meredith Hellicar
BA, LLM (Hons), L Mus. A., FAICD
Chairman of the Company's Supervisory & Joint Boards
Age 51

Meredith Hellicar was appointed as an independent Non-Executive Director of JHI NV[1] in October 2001. She was appointed Chairman of the Joint Board and Supervisory Board in August 2004 and was Chairman of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005. Ms Hellicar is a member of the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.

Experience: Ms Hellicar is an experienced company director and has held chief executive positions in resources, transport and logistics, law and financial services. She was Chief Executive Officer of the law firm, Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.

Directorships of listed companies in past three years: **Current** – Director of AMP Limited (since March 2003); Amalgamated Holdings Limited (since October 2003); **Former** – AurionGold (until December 2002).

Other: Director of Southern Cross Airports Group, HLA Envirosciences Pty Limited and HCS Limited and Chairman of The Sydney Institute. Ms Hellicar is also a member of the Australian Takeovers Panel and the Garvan Institute Foundation. Her previous experience includes directorships with the NSW Environment Protection Authority (1992-1996), and the NSW Treasury Corporation (2003-2004); awarded a Centenary Medal for her contribution to society in Business Leadership; resident of Australia.

Re-election due: 2006 AGM

John D Barr
Deputy Chairman of the Company's Supervisory & Joint Boards
Age 58

John D Barr joined JHI NV as an independent, Non-Executive Director in September 2003 and was appointed Deputy Chairman of the Joint and Supervisory Boards in October 2004. He is Chairman of the Remuneration Committee.

Experience: Mr Barr has more than 30 years' management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight as President and Chief Executive Officer, in which time the company's revenues doubled. Between 1995 and 1999, he was President and Chief Operating Officer, and a member of the board of directors of the Quaker State Corporation.

Directorships of listed companies in past three years: **Current** – Director of United Auto Group (since December 2002); Director of Clean Harbors Inc (since August 2003); and Director of UST, Inc (since December 2003).

Other: Chairman of Performance Logistics Group Inc, the second largest provider of new vehicle transportation services in North America; since May 2005, Chief Executive Officer of Papa Murphy's International Inc, following its June 2004 acquisition by a partnership consisting of John Barr, Charlesbank Capital Partners, LLC and company management; citizen of the USA.

Re-election due: 2006 AGM

Michael Brown BEc, MBA, FCPA
Age 59

Michael Brown was appointed as an independent Non-Executive Director of JHI NV[1] in October 2001. He is a member of the Joint Board and Supervisory Board, and Chairman of the Audit Committee.

Experience: Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States. He is a former Executive Director of Brambles Industries Ltd, and several other Australian public companies.

Directorships of listed companies in past three years: **Current** – Chairman and Director of Repco Corporation Ltd (since 2001); Energy Developments Ltd (Director since 2000; Chairman since 2003); Director of Wattyl Ltd (since 2003); and Director of Innamincka Petroleum Ltd (since 2003).

Other: Resident of Australia.

Re-election due: 2005 AGM

Peter Cameron BA, LLB
Age 54

Peter Cameron joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and the Supervisory Board, and a member of the Nominating and Governance Committee.

Experience: Mr Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson, where he advised on a wide range of takeovers, mergers and corporate reconstructions.

Other: Chairman of Investment Banking in Australia and a Managing Director of

Board of Directors


MEREDITH HELLICAR
JOHN BARR
MICHAEL BROWN
PETER CAMERON
GREGORY CLARK

Credit Suisse First Boston; Member of the Australian Takeovers Panel; Chairman of the Advisory Board of the University of Sydney Law School; resident of Australia.

Re-election due: 2006 AGM

Gregory Clark PhD
Age 62

Gregory Clark was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and Supervisory Board and a member of the Nominating and Governance Committee and the Audit Committee.

Experience: Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist. He is the former President and Chief Operating Officer of US-based Loral Space and Communications LLC, former President of News Corporation's News Technology Group and was a member of News Corporation's Executive Committee.

Directorships of listed companies in past three years: **Current** – Director of Australia and New Zealand Banking Group Limited (since 2004).

Other: Principal of Clark Capital Partners, a technology advisor to a number of financial institutions; resident of the USA.

Re-election due: 2005 AGM

Michael Gillfillan BA, MBA
Age 57

Michael Gillfillan was appointed as an independent Non-Executive Director of JHI NV[1] in September 2001. He is a member of the Joint Board and the Supervisory Board, and a member of the Audit Committee. Mr Gillfillan was a member of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005.

Experience: Mr Gillfillan provides James Hardie with considerable knowledge of United States' capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank in the United States.

Directorships of listed companies in past three years: **Current** – Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA since January 2003.

Other: Partner at Meriturn Partners, LLC; resident of the USA.

Re-election due: 2006 AGM

James Loudon BA (Cantab), MBA
Age 62

James Loudon was elected as an independent Non-Executive Director of JHI NV in July 2002 after serving as a consultant to the Board. He is a member of the Joint Board and the Supervisory Board and a member of the Audit Committee and Remuneration Committee.

Experience: Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. He was Group Finance Director of Blue Circle Industries Plc, one of the world's largest cement producers, from 1987 to 2001. Prior to this, he was the First Vice-President of Finance for Blue Circle's companies in the USA.

Directorships of listed companies in past three years: **Current** – Deputy Chairman of Caledonia Investments Plc and a Director since 1995; **Former** – Non-Executive Director of Lafarge Malayan Cement Bhd (1989-2004).

Other: Governor of the University of Greenwich and of several charitable organisations; resident of the UK.

Re-election due: 2005 AGM

Donald McGauchie AO
Age 55

Donald McGauchie joined JHI NV as an independent Non-Executive Director in August 2003. He is a member of the Joint Board and Supervisory Board and Chairman of the Nominating and Governance Committee. Mr McGauchie was a member of the Special Committee overseeing matters relating to the SCI from 19 July 2004 until its dissolution on 31 March 2005.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.

Directorships of listed companies in past three years: **Current** – Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); **Former** – Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998–2004); Director of National Foods Limited (2000 - 2005); Director of Graincorp Limited (1999–2002).

Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994–1998); Chairman of Rural Finance Corporation (2003–2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.

Re-election due: 2006 AGM

[1] Ms Hellicar and Messrs Brown and Gillfillan were appointed as non-executive directors of our predecessor, James Hardie Industries Limited, on 11 May 1992, 25 September 1992 and 20 August 1999 respectively.

MICHAEL GILLFILLAN



JAMES LOUDON



DONALD McGAUCHIE



Explanation of Directors' degrees and abbreviations: AO Order of Australia; BA (Cantab) Bachelor of Arts, Cambridge University, UK; LLB Bachelor of Laws; BEc Bachelor of Economics; MBA Master of Business Administration; FCPA Fellow Certified Practicing Accountants; PhD Doctor of Philosophy; BA Bachelor of Arts; LLM Master of Laws; (Hons) Honours; L Mus A Licentiate of Music Australia awarded by the Australian Music Examinations Board (AMEB); FAICD Fellow, Australian Institute of Company Directors.

GROUP MANAGEMENT TEAM

To ensure global co-ordination of operations, research and development, and manufacturing, the management of James Hardie is overseen by a Group Management Team. Its members cover the key areas of fibre cement research and development, production, manufacturing, sales, finance and legal. Team members (in alphabetical order) are:

Ben Butterfield JD
General Counsel
45 years

Mr Butterfield joined James Hardie as General Counsel in January 2005. Prior to this, he was most recently General Counsel of Lennar Corporation. He is a former General Counsel of Hughes Supply, Inc and partner of the US law firm Maguire, Voorhis, & Wells, PA (now part of Holland & Knight LLP).

He was Chairman of the Business Law Section of the Orange County (FL) Bar Association from 1994 to 1995. Mr Butterfield has a Bachelor of Arts from Covenant College in Lookout Mountain, Tennessee, and a Juris Doctor from Stetson University College of Law in Florida USA.

Russell Chenu BCom, MBA
Chief Financial Officer
55 years

Mr Chenu was appointed Chief Financial Officer in February 2005. He joined James Hardie as Interim CFO in October 2004. Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

James Chilcoff BBA, MBA
Vice President – International
40 years

Mr Chilcoff joined James Hardie in 1997 as a Senior Product Manager for Siding. He has held a variety of roles with the company in the United States, including Siding Product Development Manager - Marketing; Siding Product Manager; Exterior Marketing Manager; Southern Division Sales/Marketing Manager; and Vice President Sales/Marketing. In 2003, he was appointed General Manager of our Australian and New Zealand business and in August 2004, became Vice President – International.

Before joining James Hardie, Mr Chilcoff held various positions with CertainTeed Corporation, SC Johnson Wax, Formica Corporation and Armstrong World Industries. He has a Bachelor of Business Administration from Eastern Michigan University, USA and an MBA from Xavier University in Ohio, USA.

Mark Fisher BSc, MBA
Vice President – Specialty Products
34 years

Mr Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. In November 2004, Mr Fisher was appointed Vice President - Specialty Products.

Before joining James Hardie, Mr Fisher worked in engineering for Chevron Corporation. He has a Bachelor of Science in Mechanical Engineering and an MBA from the University of Southern California, USA.

Louis Gries BSc, MBA
Chief Executive Officer
51 years

Mr Gries was appointed Chief Executive Officer in February 2005. He joined James Hardie as Manager of the Fontana, California, fibre cement plant in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our pipes and fibre cement businesses in the Americas, Asia Pacific and Europe. In October 2004, Mr Gries was appointed Interim CEO and in February 2005 was named CEO.

Group Management Team

GRIES



RUSSELL CHENU



BEN BUTTERFIELD



JAMES CHILCOFF



DON MERKLEY



Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in Research, Plant Quality and Production, Product and Plant Management.

He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University in Long Beach, California USA.

Dave Merkley, BSc
Executive Vice President – Engineering and Process Development
42 years

Mr Merkley joined James Hardie in 1994 as Plant Manager of the Fontana, California, fibre cement plant. His subsequent roles included Manager, Research and Development; Plant Manager, Plant City, Florida; Process Development Manager; and Operations Manager for James Hardie Building Products USA.

In 2002, he was made Executive Vice President Manufacturing and Engineering with global responsibility. In 2004, he became Executive Vice President Engineering and Process Development responsible for further development of new flat sheets, pipes and trim technologies, new product engineering and plant design and construction.

Before joining James Hardie, Mr Merkley held various engineering positions in the civil construction industry.

He has a Bachelor of Science in Construction from Arizona State University, USA.

Don Merkley BSc
Executive Vice President – Research and Development
42 years

Mr Merkley joined James Hardie in 1993 as manager of the Plant City, Florida, fibre cement plant and was appointed USA Product Development Manager in 1997. In 2002, he was made Executive Vice President Research & Development and in January 2003 his role was expanded to give him responsibility for James Hardie's emerging Roofing business in the USA. Mr Merkley is also involved in reviewing business development opportunities.

Before joining James Hardie, Mr Merkley worked at USG Corp in various engineering-related roles.

He has a Bachelor of Science in Engineering from Arizona State University, USA.

Robert Russell BSc, MBA
Vice President – Established Markets
39 years

Mr Russell joined James Hardie in 1996 as a Production Engineer. Mr Russell's previous roles with the company have included Production Manager; Plant Manager; Interior Products & Retail Sales Manager; Vice President Marketing and Sales (James Hardie Gypsum); Business Development Manager; and Vice President Exterior Sales and Marketing – Established Markets. In November 2004, Mr Russell became Vice President – Established Markets.

Before joining James Hardie, Mr Russell held various engineering positions with USG Corp. He has a Bachelor of Science Degree in Industrial Engineering from the University of Arizona, USA and an MBA from the University of California Los Angeles, USA.

Nigel Rigby
Vice President – Emerging Markets
37 years

Mr Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business. He has worked as Sales and Marketing Manager and Product Development Manager for the New Zealand business; Strategic Marketing Manager for our Australian business; Business Development Manager and Vice President Exterior Sales - Emerging Markets for our US business. In November 2004, Mr Rigby was appointed Vice President – Emerging Markets.

Before joining James Hardie, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand-based company involved in energy, pulp and paper, forestry and building materials.

DAVE MERKLEY



ROBERT RUSSELL



NIGEL RIGBY



MARK FISHER




62.9
56.0
01 02 03 04 05
EBIT/Employee
US dollars)
252.0
274.5
319.5
387.7
01 02 03 04 05
Net Sales/Employee
(Thousands of US dollars)
6.6
4.9
3.0
2.5
01 02 03 04 05
James Hardie
Safety Performance
Frequency per 200,000
1.5
1.3
0.8
0.5
0.6
01 02 03 04 05
James Hardie
Safety Performance
(Lost Workday Case
Frequency Rate)
Frequency per 200,000
hours worked

Working at James Hardie


THE HARDWORKING
UNDERLAY

Reduction in recordable case frequency rate



Commitment to safety
James Hardie has a Health & Safety Policy that states:

- Employee health, safety and protection of the environment are critical to the way we do business and are a priority for the company.
- Our goal is zero injuries, occupational illnesses and environmental incidents.
- All employees have a responsibility to themselves and to others to act in a way that contributes to a safer, healthier and improved environment at work, at home and in the community.

Environmental, Health and Safety (EH&S) is part of the company's Business and Operating Planning Review process, reflecting the fact that safety is a business element and it needs to be managed as are production, quality and cost. This approach makes it easier for us to introduce the additional programs, process and tools we need to achieve a strong safety culture. It also makes it easier to share effective communication, resources and activities so we can align our safety strategy throughout the company.

We use our EH&S improvement plan to define and measure specific safety activities, and reward for performance. The plan clearly defines roles, responsibilities and accountability systems for all management and supervisory staff.

We collect leading indicators as well as historical statistics so we can effectively measure and encourage activities that are known to prevent incidents.

Our major efforts focus on the incident rate and employee behaviour. Key Performance Indicators ensure we measure employee and management activities, and allow managers at every level to hold their people accountable. The accountability processes we have in place will ensure that the safety improvements we achieve will be sustainable.

Improvements in safety performance
In the year ended 31 March 2005, the company reduced its Recordable Case Frequency Rate by 16%.

USA Fibre Cement achieved an 11% reduction in incidents, by:

- implementing a self auditing tool which enables the plants to identify gaps in behavioural performance so they can be corrected;
- developing a best practice program so that work practices and corrective actions developed in response to incidents are circulated throughout the organisation. This provides the highest level of employee protection by ensuring that all facilities benefit from each other's experiences and ingenuity;
- continuing to refine the current programs to ensure that all components are being completed with a high degree of quality so we are moving towards our goal of developing a safety culture.

Asia Pacific Fibre Cement reduced both the Lost Workday Case Frequency Rate and the Recordable Case Frequency Rate by 27%. The improvements were the result of an increase in accountability for safety, communication, awareness and specific safety leading indicators and training.

We are committed to further improvements
The businesses have now made a commitment to further reduce both the Lost Work Day Case Frequency Rate and the Recordable Case Frequency Rate by a further 20% for fiscal year 2006.

To achieve this result, our US plants have developed a new set of EH&S initiatives that include:

- implementing a Continuous Improvement Methodology initiative to close the gaps on those EH&S programs which have the highest potential to influence serious incidents; and
- developing and implementing a company-wide auditing program to confirm system function, and to manage performance proactively.

Asia Pacific businesses will focus on:

- improving the quality of current initiatives;
- improving ownership and accountability for safety at all supervisory levels;
- developing specific work instructions to identify hazards for high risk tasks; and
- improving the communication processes, including team briefs, pre-shift safety talks and training.

We will continue to learn how to best integrate our existing EH&S system into the business, gain a better understanding of the efforts required to achieve EH&S success on a day-to-day basis, and apply lessons learned through our experiences to ensure continuous improvement.

We offer our employees assistance
To assist employees beyond the workplace, we offer employees and members of their immediate families confidential access to professional counsellors at any time for help with work concerns, stress or family issues, drug and alcohol problems, bereavement and other life challenges.

We develop our people
We have formal programs to train and develop employees who have the potential to help us build new businesses, launch new products and expand the company.

At James Hardie, bright people who work effectively enjoy success that is based on their performance. To reinforce our values, we reward individual and team performance and achievement, and appropriate behaviour and competence. We pay competitive salaries, supplemented by a range of performance and skill-based bonus and remuneration schemes.

Key managers' goals are closely aligned with the company's performance through an Economic Profit Incentive Plan that provides competitive year-end bonus payments to participants when the company achieves a profit target in excess of the cost of capital.

Superannuation and share plans
James Hardie employees have access to superannuation or individual retirement savings plans. Many employees participate in our share and option plans, which encourage them to become shareholders and think and act like owners of James Hardie.



Environment and Community

Our goal is to continuously improve the resource and energy efficiency of our operations, and the environmental performance of our products.



James Hardie's Environmental Health & Safety objectives specify that:

- Protecting the environment is critical to the way we operate and do business.
- We continue to seek ways to efficiently use materials and energy and to reduce waste and emissions.

We aim to comply with regulatory standards concerning the environment. All our operating plants are licensed by local government authorities, such as environmental protection agencies, and comply with their requirements for specific issues such as waste management, air emissions, effluent discharge, and storm water run-off.

Our goal is to continuously improve the resource and energy efficiency of our operations, and the environmental performance of our products. To assist us in this endeavour, we have conducted a life cycle assessment of our products, which considers every stage of their manufacture and use, from raw materials and their processing, to manufacture, construction activities, use, and eventual demolition and/or disposal, including the possibility of recycling in some way.

We use renewable and recyclable resources
The raw materials we use are abundant. Cellulose fibre is obtained from plantation grown wood pulp; we use silica ground from sand or crushed quartz rock; and the water used in the manufacturing process is recycled a number of times.

Cement is the biggest contributor to the environmental impacts of our products, because of the energy requirements and emissions associated with quarrying and cement manufacture. The cement industry continues to improve its environmental performance by introducing new, cleaner technologies.

We conserve water, resources and energy
The water we use in our plants is recycled and cleaned and neutralised before discharge. The major energy input in our production comes from the high-pressure steam curing of the product. Where possible, the steam is generated as a waste by-product from other industries. At one James Hardie plant, for example, excess refinery gas and steam from an adjoining oil refinery is used.

We minimise waste by recycling process materials
Solid wastes – such as trimmings and scrap, fine particles and reject material – are reintroduced into the production process as raw materials. Solid waste that can't be reused is certified by authorities as non-toxic and non-hazardous material that can be safely disposed of as landfill. Some plants send their reject boards to their cement suppliers to be used in their processes. We are researching alternative uses for our other waste streams.

We protect against pollution
We strictly control dust emissions from manufacture. For example, we use wet ball milling to grind sand. Fine particles generated by sanding and grinding finished sheets are mechanically collected and processed before re-use or disposal.

Our products contribute to energy-efficient building systems
Finally, our building products are used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available. They are also very durable and require little maintenance during their lifetime. The products have been in use for many years in residential and commercial building applications and do not suffer the durability problems of many other cladding materials.

If buildings created using our products are eventually demolished, the products can be safely disposed of as landfill or recycled.

We strive to help our local, and global, communities
This year, we became a major sponsor of Habitat for Humanity Australia, and will supply all of our building materials that they can use for 50 houses. The company also supports this operation in New Zealand, in the United States and in South America, with donations of materials and employees' time to help build houses for people in need.

Following the Tsunami in Asia, employees contributed to charities in Australia and to the US Red Cross, and the company matched their donations two for one. The Australian business also committed to provide products to Habitat for Humanity, making these available in Indonesia where they can be readily used.

Individual plants and businesses are encouraged to support local charities and organisations. Activities include sponsoring local junior sporting teams; and providing employees with time off to assist in the organisation of, and participate in, fund-raising, sporting and community events.


9520

Financials





Contents

46 Management's Discussion and Analysis
59 Directors' Report
79 Corporate Governance Principles
94 Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

95 Consolidated Balance Sheets
96 Consolidated Statements of Income
98 Consolidated Statements of Cash Flows
100 Consolidated Statements of Changes in Shareholders' Equity

Notes to Consolidated Financial Statements

102 1 Background and Basis of Presentation
102 2 Summary of Significant Accounting Policies
106 3 Cash and Cash Equivalents
106 4 Accounts and Notes Receivable
106 5 Inventories
107 6 Property, Plant and Equipment
108 7 Intangible Assets
108 8 Retirement Plans
111 9 Accounts Payable and Accrued Liabilities
111 10 Short and Long-Term Debt
112 11 Non-Current Other Liabilities
112 12 Product Warranties
112 13 Commitments and Contingencies
121 14 Income Taxes
123 15 Discontinued Operations
125 16 Stock-Based Compensation
128 17 Financial Instruments
129 18 Operating Segment Information and Concentrations of Risk
131 19 Other Comprehensive Loss
131 20 Shareholders' Equity
131 21 Related Party Transactions

Other Information

133 Remuneration Disclosures
134 Selected Quarterly Financial Data
135 Group Statistics
136 Share/CUFS Information







Management's Discussion and Analysis

Overview

We intend this discussion to provide information that will assist in understanding our 31 March 2005 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and operating results as a whole. Our 31 March 2005 consolidated financial statements and the notes accompanying those consolidated financial statements should be read in conjunction with this discussion. In addition, during fiscal year 2005, we incurred significant costs associated with the Special Commission of Inquiry (the "SCI") and other related matters. We have continued to incur material costs associated with the SCI and other related matters and expect to incur such costs in the short-term. Information regarding the SCI and other related matters can be found in this discussion and in Note 13 of our consolidated financial statements on pages 112 –120.

The Company and the Building Product Markets
Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines and the second largest manufacturer of flat sheet products in Chile. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Chile and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage in the markets in which we sell our products.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, roofing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

Our products are primarily sold to the residential housing markets. Residential construction fluctuates based on the levels of new home construction activity and the repair and remodeling of existing homes. These levels of activity are affected by many factors including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and remodel spending, gross domestic product growth and consumer confidence levels. These factors were generally favourable during fiscal year 2005, resulting in healthy levels of residential construction and home repair and remodel activity.

Fiscal Year 2005 Key Results
Total net sales increased 23% to US$1,210.4 million in fiscal year 2005, EBIT increased 14% to US$196.2 million, and operating profit from continuing operations increased 2% to US$127.9 million.

Our largest market is North America, where fibre cement is one of the fastest growing segments of the external siding market. During fiscal year 2005, USA Fibre Cement net sales contributed approximately 78% of total net sales, and its EBIT was the primary contributor of total company EBIT. Net sales increased due to increased sales volume and a higher average net selling price. EBIT increased from fiscal year 2004, primarily due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and selling, general and administrative expenses.

Asia Pacific net sales contributed approximately 20% of total net sales, and its EBIT was the second largest contributor of total company EBIT. Net sales increased in fiscal year 2005 in both our Australia and New Zealand and our Philippines Fibre Cement businesses. In our Australia and New Zealand business, this increase was primarily due to favourable foreign currency exchange rates. EBIT increased primarily due to cost savings and the impact of a cost provision recorded in the fiscal year 2004 that did not recur in fiscal year 2005 related to our Australia and New Zealand business and favourable foreign currency exchange rate differences.

In our emerging businesses of Chile Fibre Cement, Europe Fibre Cement and USA Hardie Pipe, we continued to make good progress. Our Chilean business recorded a small positive EBIT in each quarter of fiscal year 2005. Our USA Hardie Pipe business significantly reduced its EBIT loss compared to fiscal year 2004. Our Europe Fibre Cement Business incurred an EBIT loss for fiscal year 2005 as expected as we continued to build awareness of our products among distributors, builders and contractors, and added further distribution outlets in both the UK and French markets. In addition, our Artisan™ Roofing business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.

(Millions of US dollars)	2005	2004	% Change
Net Sales			
USA Fibre Cement	**$ 939.2**	$ 738.6	27
Asia Pacific Fibre Cement	**236.1**	219.8	7
Other Fibre Cement	**35.1**	23.5	49
Total Net Sales	**$1,210.4**	$ 981.9	23
Net Sales	**$1,210.4**	$ 981.9	23
Cost of goods sold	**(784.0)**	(623.0)	26
Gross profit	**426.4**	358.9	19
Selling, general and administrative expenses	**(174.5)**	(162.0)	8
Research and development expenses	**(21.6)**	(22.6)	(4)
Special Commission of Inquiry and other related expenses	**(28.1)**	–	–
Other operating expenses	**(6.0)**	(2.1)	–
EBIT	**196.2**	172.2	14
Net interest expense	**(5.1)**	(10.0)	(49)
Other (expense) income	**(1.3)**	3.5	–
Operating profit from continuing operations before income taxes	**189.8**	165.7	15
Income tax expense	**(61.9)**	(40.4)	53
Operating Profit From Continuing Operations	**$ 127.9**	$ 125.3	2
Net Operating Profit Including Discontinued Operations	**$ 126.9**	$ 129.6	(2)
Effective tax rate from continuing operations	**32.6%**	24.4%	
Volume (mmsf)			
USA Fibre Cement	**1,855.1**	1,519.9	22
Asia Pacific Fibre Cement*	**376.9**	362.1	4
Average net sales price per unit (per msf)			
USA Fibre Cement	**US$ 506**	US$ 486	4
Asia Pacific Fibre Cement*	**A$ 846**	A$ 862	(2)

*See **Endnotes** on page 58

All results are for continuing operations unless otherwise stated.

Total Net Sales

Total net sales increased 23% compared to the same period of the previous year, from US$981.9 million to US$1,210.4 million.

Net sales from USA Fibre Cement increased 27% from US$738.6 million to US$939.2 million due to continued strong growth in sales volumes and a higher average net sales price.

Net sales from Asia Pacific Fibre Cement increased 7% from US$219.8 million to US$236.1 million due to increased sales volumes and favourable foreign currency movements.

Net sales from Other Fibre Cement increased 49% from US$23.5 million to US$35.1 million as the Chilean flat sheet business, the USA Hardie Pipe business and Europe Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 27% from US$738.6 million to US$939.2 million due to increased sales volumes and a higher average net sales price.

Sales volume increased 22% from 1,519.9 million square feet to 1,855.1 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market.

New residential housing construction remained buoyant during the year due to strong consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.

We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets.

Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD® Planks.

There were further market share gains in the interior products market, with sales of Hardibacker® 500 half-inch backerboard up strongly compared to the previous year.

The average net sales price increased 4% from US$486 per thousand square feet to US$506 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and price increases for some products that became effective on 1 July 2004 and 1 January 2005.

Our West Coast manufacturing capacity increased during the year with the addition of our new fibre cement plant in Reno, Nevada. The plant began producing product in the fourth quarter and its ramp-up is progressing well. At year end, we were in pre-production with our new 160 million square foot trim line in Peru, Illinois. Also during the year, we added pre-finishing capacity in Peru, Illinois and began construction of our tenth plant in Pulaski, Virginia.

Asia Pacific Fibre Cement*

Net sales increased 7% from US$219.8 million to US$236.1 million. Net sales increased 1% in Australian dollars. Sales volume increased 4% from 362.1 million square feet to 376.9 million square feet.

Australia and New Zealand Fibre Cement
Net sales increased 8% from US$195.5 million to US$210.1 million due to a higher average net sales price and favourable foreign currency movements. In Australian dollars, net sales increased 1%.

Sales volumes decreased from 284.2 million square feet to 283.3 million square feet primarily due to weaker market conditions in Australia and the impact of product bans and boycotts in Australia connected with the SCI and release of the SCI report.

In Australia, new residential housing activity improved early in the year, led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early. However, both new residential housing and renovations activity softened over the year.

In New Zealand, new residential housing activity was robust in the first half year but softened slightly during the second half. Sales of our Linea® weatherboards continued to grow strongly. The average net sales price increased 1% in Australian dollars.

During the year, we launched Eclipsa™ Eaves Lining, a new pre-painted eave product, across Australia. Eclipsa™ offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favourably by builders.

Philippines Fibre Cement
Net sales increased 25% from US$20.8 million to US$26.0 million. In local currency, net sales increased 27%. This increase was due to a 20% increase in sales volume and a 5% increase in the average net sales price.

The increase in the average net sales price was due to a change in sales mix between domestic and export sales and higher domestic prices in the second half of the year.

Increased market penetration and regional exports resulted in significantly stronger demand during the year.

Other Fibre Cement

Chile Fibre Cement
Our Chilean business continued to increase its penetration of the domestic flat sheet market and increased sales of higher-priced, differentiated products, and increased regional exports.

Net sales increased compared to the previous year, due to growth in sales volume and a higher average net sales price. In local currency, the average net sales price decreased primarily due to the impact of a weaker US dollar on export prices, partly offset by higher domestic prices and a change in the sales mix.

Construction activity in Chile continued to show signs of improvement during the year.

USA Hardie Pipe
Our USA Hardie Pipe business continued to penetrate the Florida market of the United States and to improve its manufacturing efficiency.

Net sales for the year increased strongly due to increased sales volumes and higher prices despite severe weather in Florida that adversely affected sales in the first half of the year. The increase in sales volume was due to market share gains and buoyant construction activity in Florida.

The average net sales price improved strongly during the year, reflecting favourable market conditions and improved customer focus by the business.

The manufacturing performance of our plant also improved significantly during the year, but operating costs remain above our targets.

* *See **Endnotes** on page 58*

Europe Fibre Cement

Our European business continued to grow demand during the year by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the UK and French markets.

Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Progress on creating primary demand in Europe for fibre cement siding products and converting tile applications from drywall and wood to fibre cement products, remains in line with management expectations.

Artisan™ Roofing

In June 2003, we completed construction and began production trials at our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.

Our Artisan™ Roofing product, made from a new lightweight concrete roofing technology, has now been launched in all our targeted markets in California.

Gross Profit

Gross profit increased 19% from US$358.9 million to US$426.4 million due to improvements in our major businesses. The gross profit margin decreased 1.4 percentage points to 35.2%.

USA Fibre Cement gross profit increased 19% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with a temporary reduction in plant manufacturing efficiency in the second quarter, and higher fuel costs and general liability insurance. The gross profit margin decreased 2.6 percentage points.

Asia Pacific Fibre Cement gross profit increased 11% following improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 8% and 53%, respectively. The improved result was due to manufacturing efficiency gains in both Australia and New Zealand and increased net sales in New Zealand, partly offset by reduced net sales in Australia attributable to weaker market conditions and product bans and boycotts in Australia connected with the SCI and release of its report. In the Philippines, increased sales accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 1.2 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the previous year, from US$162.0 million to US$174.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the year were 2.1 percentage points lower at 14.4%.

Research and Development Expenses

Research and development expenses include costs associated with "core" research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 15% for the year, to US$12.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 13% to US$9.6 million for the year.

SCI and Other Related Expenses

In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation (the "Foundation") was established. Shortly after release of the SCI report on 21 September 2004, we commenced negotiations with the NSW Government, the Australian Council of Trade Unions, UnionsNSW and a representative of asbestos claimants in relation to our offer made to the SCI on 14 July 2004 to provide funds voluntarily for proven Australian-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiaries. On 21 December 2004, we entered into a Heads of Agreement with the above parties to establish and fund a special purpose fund to provide funding for these claims on a long-term basis. We have subsequently entered into negotiations with the NSW Government on an agreement that, when completed, we expect to be put to shareholders for approval.

Costs incurred during the year associated with the SCI and other related matters totalled US$28.1 million and included: US$6.8 million related to the SCI; US$4.9 million related to the internal investigation conducted by independent legal advisers, consistent with US securities regulations, of the impact on our financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no adverse impact on our 2004 financial statements); US$1.2 million related to the Australian Securities and Investments Commission (the "ASIC") investigation into the circumstances surrounding the creation of the Foundation; US$6.4 million for resolution advisory services; US$6.0 million in severance and consulting payments to former executives; and US$2.8 million for other matters.

Further information on the SCI and other related matters can be found in Note 13 to the consolidated financial statements on pages 112 – 120 and in *Special Commission of Inquiry and Asbestos Compensation* on pages 12 – 17 of this Annual Report.

Other Operating Expense

Other operating expense of US$6.0 million in the current year relates to a settlement loss of US$5.3 million for an employee retirement plan and loss on the sale of land in Sacramento, California. The retirement of a significant number of participants in the employee retirement plan resulted in a requirement under SFAS No. 88 to recognise and accelerate the amortising of an actuarial loss for the plan. Other operating expense in fiscal year 2004 of US$2.1 million mainly reflects an increase in cost provisions for our Australia and New Zealand business.

EBIT

EBIT increased 14% from US$172.2 million to US$196.2 million. The EBIT margin decreased 1.3 percentage points to 16.2%. EBIT includes SCI and other related expenses of US$28.1 million.

USA Fibre Cement EBIT increased 24% from US$195.6 million to US$241.5 million. The increase was due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency and higher fuel costs. The EBIT margin decreased 0.8 of a percentage point to 25.7%.

Asia Pacific Fibre Cement EBIT increased 25% from US$37.6 million to US$46.8 million. The EBIT margin increased 2.7 percentage points to 19.8%.

Australia and New Zealand Fibre Cement EBIT increased 20% from US$35.4 million to US$42.4 million. In Australian dollars, EBIT increased 12%. The increase in EBIT in Australian dollars was mainly due to cost savings and the impact of a cost provision recorded in the prior year that did not recur in the current year. The EBIT margin increased 2.1 percentage points to 20.2%.

Philippines Fibre Cement business more than doubled its positive EBIT performance compared to the previous year due to increased net sales.

The Chile Fibre Cement business recorded a small positive EBIT in each quarter of the year.

Our USA Hardie Pipe business significantly reduced its EBIT loss compared to the previous year due to increased sales volumes, higher selling prices and manufacturing cost savings.

Our Europe Fibre Cement business incurred an EBIT loss for the year as expected.

General corporate costs increased US$35.3 million from US$27.5 million to US$62.8 million. This increase was primarily due to US$28.1 million of SCI and other related expenses, a settlement loss of US$5.3 million related to an employee retirement plan, a US$0.7 million loss on sale of land owned in Sacramento, California and a net increase in other general corporate costs. Additionally, in the prior fiscal year, we booked a reversal of an excess provision of US$1.6 million related to a vendor dispute that we settled favourably and that did not recur this year. These increases were partially offset by a US$2.5 million decrease in employee bonus plan expense and a US$3.0 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in our share price.

Net Interest Expense

Net interest expense decreased by US$4.9 million from US$10.0 million to US$5.1 million, primarily due to a higher amount of interest expense capitalised on construction projects in the current year compared to the previous year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.

Other (Expense) Income

During the current year, other expense consisted primarily of a US$2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code, partially offset by a US$0.8 million gain on a separate investment. In the prior year, we realised a gain before income tax of US$4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of US$4.3 million. We also realised US$0.1 million in net investment income. These income items were partially offset by an impairment charge of US$2.2 million that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. Additionally, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.

Income Tax Expense

Income tax expense increased by US$21.5 million from US$40.4 million to US$61.9 million due to the increase in profit, the geographic mix of earnings, estimated income tax contingencies recorded during the year and non-deductible SCI and other related expenses.

Operating Profit from Continuing Operations

Operating profit from continuing operations increased from US$125.3 million to US$127.9 million. Operating profit from continuing operations includes SCI and other related expenses of US$28.1 million and a related tax benefit of US$5.8 million. Operating profit from continuing operations excluding SCI and other related expenses increased 20% to US$150.2 million.

Discontinued Operations

We recorded a loss from discontinued operations of US$1.0 million in the current year compared to income of US$4.3 million in the prior year. The current year amount relates primarily to additional costs associated with the sale of New Zealand land in March 2004 and settlement of a dispute associated with a former business. The prior year amount primarily includes a favourable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses.

Liquidity and Capital Resources

Our treasury policy regarding our liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by our treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$113.5 million as of 31 March 2005. At that date we also had credit facilities totalling US$449.4 million of which US$159.3 million was outstanding. At 31 March 2005, our credit facilities were all uncollateralised and consisted of the following:

(Millions of US dollars)		**At 31 March 2005**	
Description	Effective Interest Rate	Total Facility	Principal Outstanding
US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$ 147.4	$ 147.4
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	154.5	–
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity of US$117.5 million in April 2005 and US$15.0 million in October 2005	N/A	132.5	–
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in April[a] and December 2005	3.52%	15.0	11.9
Total		**$ 449.4**	**$ 159.3**

[a] Renewed and extended until March 2006

Net debt at year end was US$45.8 million, a decrease of US$57.7 million, from US$103.5 million as at 31 March 2004.

In June 2005, we entered into new unsecured debt facilities totalling US$355 million. These new facilities will replace the A$ revolving loan and the US$ stand-by-loan facilities that were in place at 31 March 2005. Subject to the satisfaction of customary closing conditions, these new facilities will provide us with an increased amount of liquidity, compared to what was available under our previous financing arrangements. These facilities are initially for a 364-day term, but we anticipate that two-thirds of them will be extended to a five-year term if negotiation of the Principal Agreement is completed and the Principal Agreement is subsequently executed and becomes effective. The extension of a facility will only occur if the relevant bank is satisfied with the terms of the Principal Agreement. If the final position reached in the Principal Agreement is materially different from the position in the Heads of Agreement, the extension may not occur and we may have to arrange a further refinancing.

In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our debt on terms which are not materially less favorable than the terms currently available to us, we may have to scale back our levels of planned capital expenditure and/or take other measures to conserve cash in order to meet our future cash flow requirements.

At 31 March 2005, we believe that we were in compliance with all restrictive covenants contained in the uncollateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, we are required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and have limits on how much we can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) ("Amaca"), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) ("Amaba") or ABN 60 Pty Ltd ("ABN 60").

Cash Flow

Net operating cash inflows increased by US$57.2 million or 35% from US$162.6 million to US$219.8 million for the year ended 31 March 2005 compared to the prior year, primarily due to changes in our operating assets and liabilities.

Net cash used in investing activities was US$149.2 million for the year ended 31 March 2005 compared to US$58.0 million in the prior year. The increase in the cash used was primarily due to additional capital expenditures of US$78.4 million for the year ended 31 March 2005, US$10.9 million cash received in the prior year from the sale of land and buildings of our Australia and New Zealand business in March 2004, and US$5.0 million cash received in the prior year from the sale of our New Zealand Building Systems business in May 2003 that did not recur in the current year, partly offset by proceeds of US$3.4 million from the sale of land in Sacramento, California in the current year.

Net cash used in financing activities was US$28.2 million for the year ended 31 March 2005 compared to US$87.9 million in the prior year. The decrease in cash used was primarily due to a US$68.7 million repayment of capital in the prior year that did not recur in the current period and a US$9.2 million decrease in dividends paid, partly offset by a US$17.6 million scheduled debt repayment in the current period.

Special Commission of Inquiry and Related Matters

Discussion of the SCI and related matters is included in Note 13 of the consolidated financial statements on pages 112 – 120.

Capital Requirements and Resources

Our capital requirements consist of the expansion, renovation and maintenance of our production facilities and the construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally and increase prior to and during months of the year when overall construction and renovation activity volumes increase. We have historically funded cash flow shortfalls with cash generated from divestiture of non-fibre cement business operations and other business assets and from available cash under bank debt facilities.

During fiscal year 2005, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fibre cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. We expect to spend significantly during fiscal year 2006 on capital expenditures that include facility upgrades and new facility construction. Upgrades generally include expenditures for implementing new fibre cement technologies.

On 21 December 2004, we announced that we had entered into a non-binding Heads of Agreement with the NSW Government and union representatives which is expected to form the basis of the proposed binding agreement ("the Principal Agreement") to establish and fund a special purpose fund to provide funding on a long-term basis for asbestos-related injury and death claims (the "Claims") against Amaca, Amaba and ABN 60.

Currently, the timing of any potential payments is uncertain because we have not yet reached an agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied.

We are currently unable to estimate the cost of administering and litigating the claims under the potential Principal Agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government's review of legal and administrative costs. However, if we enter into the Principal Agreement, we may have to make an initial payment in fiscal 2006 equal to estimated asbestos claims to be paid over the next three years less existing cash of the Foundation. We believe that the cash and cash equivalents that we currently have on hand and funds from debt facilities that we anticipate will be available will be sufficient to fund the initial payment. Additionally, we anticipate that the Principal Agreement will require us to make annual payments to fund Claims.

We are currently negotiating the Principal Agreement with the NSW Government. Costs we incur negotiating the Principal Agreement may be significant and will negatively impact our cash generated from operations over the short-term. We anticipate that our cash flows from operations, net of estimated payments that may be made under the Principal Agreement, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$113.5 million, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during the next two to three years.

Beyond three years, we intend to rely primarily on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our growth. Historically, our products have been well accepted by the market and our product mix has changed towards higher priced, differentiated products that generate higher margins. We are relying on increased market demand for all of our products to achieve sufficient market penetration and a product-mix sufficiently profitable to fund our growth plans. We also intend to maintain sufficient levels of available cash under bank debt facilities to offset any cash shortfall.

We believe that we will be able to continue increasing our market share by further market penetration against competing products. Generally, over the past three years, a large part of our growth resulted from market share increases, especially in our major market of North America. We have historically acquired market share from vinyl and wood-based products and believe that our success is based primarily on our superior and proprietary product and production technologies that give us competitive product advantages. We expect to continue our research and development activities over the short and long-term to maintain, improve and increase our technology advantages. Based on our market penetration history, technology benefits from our research and development activities, and other factors, we expect that our market penetration trend will continue over the short and longer-term.

We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts, the level of housing prices and household income levels. We believe that housing prices, which may affect available owner equity and household income levels, are contributors to the currently robust renovation and remodel markets for our products. We believe that continued improvements in general economic conditions and continued low mortgage interest rates will maintain new housing starts and the renovation and remodel markets at historically high levels, which we expect will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in residential housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements. During calendar year 2004, rising United States interest rates did not have a significant effect on United States home mortgage interest rates and new housing starts increased. However, continued interest rate increases anticipated in calendar year 2005 may slow down new housing starts in the United States and cause a decrease in housing prices, which may reduce demand for our products.

Pulp is a primary ingredient in our fibre cement formulation and affects our working capital requirements. Pulp prices increased during fiscal year 2005 and it is possible that prices will continue to fluctuate. To minimise additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue to rise, cash generated from our operations may be negatively impacted if pulp pricing is fixed over the longer-term.

Freight costs have increased due to continued higher fuel prices and an increase in the average length of haul of our products from our facilities to our customers' facilities. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2005.

The collective impact of the foregoing factors, and other factors, may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to scale back or postpone our expansion plans to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

Our total capital expenditures, including amounts accrued, for continuing operations for fiscal year 2005 was US$153.0 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fibre cement products and to create new manufacturing capacity for new fibre cement products. Significant capital expenditures in fiscal year 2005 included the completion of our new Reno, Nevada plant and the construction of a new trim line at our Peru, Illinois plant.

Contractual Obligations

The following table summarises our significant contractual obligations at 31 March 2005:

		Payments due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2006	2007 to 2008	2009 to 2010	Thereafter
Long-Term Debt	$ 147.4	$ 25.7	$ 35.2	$ 46.2	$ 40.3
Interest on Long-Term Debt	44.3	10.5	15.5	9.3	9.0
Operating Leases	133.8	11.7	21.4	19.4	81.3
Purchase Obligations[a]	70.3	50.2	17.8	2.3	—
Line of Credit	11.9	11.9	—	—	—
Total	$ 407.7	$ 110.0	$ 89.9	$ 77.2	$ 130.6

[a] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures, the majority of which relate to the construction of our new Pulaski, Virginia plant. In addition, the total purchase obligations includes agreements related to software maintenance contracts and approximately US$20 million that will be incurred beginning fiscal year 2006, related to the implementation and maintenance of a new enterprise resource planning ("ERP") system. Contracts related to our new ERP system were executed after the end of fiscal year 2005. We did not have any significant agreements with variable price provisions.

The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately US$1.8 million for fiscal year 2006. Projected payments beyond fiscal year 2006 are not currently determinable. See also Note 8 to our consolidated financial statements beginning on page 108.

In addition, the table above does not include any amounts related to funding obligations that might arise from asbestos-related matters discussed in Note 13 to our consolidated financial statements beginning on page 112. We have not established a provision for any of these liabilities because at this time such liabilities are not probable and estimable. Depending on future developments, the impact of future cash funding obligations could be significant and our financial position, results of operations and cash flows could be materially adversely affected and our ability to pay dividends could be impaired.

See Notes 10 and 13 to our consolidated financial statements beginning on pages 111 and 112, respectively, for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements

As of 31 March 2005 and 2004, we did not have any material off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2005, 2004 or 2003.

Seasonality and Quarterly Variability

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. In Chile, we experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Outlook

The short-term outlook for housing construction in North America remains positive, despite the prospect of modest interest rate rises later calendar year 2005.

Building permit numbers remain strong and the US-based National Association of Home Builders ("NAHB") reports that there is a backlog of houses that have been permitted but not yet started. These factors suggest the upside potential for housing starts to be good for the immediate future. In addition, the NAHB reported that builders remain positive about industry prospects in the months ahead, and it also refined its expected decline in housing starts for the 2005 calendar year from 3 to 5% to 1.4%.

In North America, strong sales growth is expected, but the rate of growth for the year ahead is forecast to be less than the very high level of fiscal year 2005. In fiscal year 2006, we expect to continue to grow primary demand for fibre cement and to penetrate our targeted markets. Margins are expected to remain attractive over the short-term despite the impact of higher raw material and freight costs.

In our Australia and New Zealand business, no improvement to the current soft levels of new housing and renovations activity is expected over the short-term. The progressive lifting of product bans and boycotts in Australia is expected to continue throughout the year. In New Zealand, housing construction activity is expected to continue at previously solid levels. Further manufacturing efficiency gains and other cost savings are also expected.

In the Philippines, building and construction activity is forecast to be softer but another solid quarterly EBIT performance is expected.

In our emerging Europe Fibre Cement and our USA Hardie Pipe businesses, further sales growth and market share are expected as awareness of our products increases among builders, contractors and distributors.

We have continued to incur costs associated with the SCI and other related matters including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against certain former James Hardie Australian subsidiaries; finalisation of the NSW Government's review of legal and administrative costs; and in co-operating with the Australian Securities and Investments Commission's investigation into the circumstances surrounding the establishment of the Foundation. SCI and other related expenses are again likely to be material over the short-term.

Critical Accounting Policies

The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements beginning on page 102. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Accounting for Contingencies

We account for loss contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. Additional information regarding asbestos-related matters is included in Note 13 to the consolidated financial statements beginning on page 112, and in the section *Special Commission of Inquiry and Asbestos Compensation* beginning on page 12 of this Annual Report.

Sales

We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

We evaluate the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve

We offer various warranties on our products, including a 50-year limited warranty on certain of our fibre cement siding products in the United States. Because our fibre cement products have only been used since the early 1980s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax

We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2005. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely. Additional information regarding accounting for income taxes is included in Note 14 to the consolidated financial statements beginning on page 121.

Definitions

Financial Measures – US GAAP equivalents

EBIT and EBIT Margin – EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.
Operating profit from continuing operations before income taxes – is equivalent to the US GAAP measure of income from continuing operations before income taxes.
Operating profit from continuing operations – is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations – is equivalent to the US GAAP measure of net income.

Sales Volumes

mmsf – million square feet – where a square foot is defined as a standard square foot of 5/16 inch thick product.
msf – thousand square feet – where a square foot is defined as a standard square foot of 5/16 inch thick product.

Financial Ratios

Net debt – is short-term and long-term debt less cash and cash equivalents.
Net debt payback – Net debt divided by cash flow from operations times 12 months.
Gearing Ratio – is net debt divided by net debt plus shareholders' equity.

Non US GAAP Financial Measures

EBIT and EBIT margin excluding SCI and other related expenses – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating income. The Company has included this financial measure to provide investors with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the company's ongoing operations. The Company's management uses this non-GAAP measure for the same purposes.
Operating profit from continuing operations excluding SCI and other related expenses – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The Company has included this financial measure to provide investors with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the company's ongoing operations. The Company's management uses this non-GAAP measure for the same purposes.

Reconciliation of Adjusted EBITDA to net cash provided by operating activities:

	Fiscal Years Ended 31 March				
Adjusted EBITDA (Millions of US dollars)	**2005**	2004	2003	2002	2001
Net cash provided by operating activities	**$ 219.8**	$ 162.6	$ 64.8	$ 76.6	$ 94.6
Adjustments to reconcile net income to net cash provided by operating activities, net	**(61.2)**	(51.1)	62.1	(41.1)	(44.8)
Change in operating assets and liabilities, net	**(31.7)**	18.1	43.6	(4.7)	(11.2)
Net Income	**$ 126.9**	$ 129.6	$ 170.5	$ 30.8	$ 38.6
Loss (Income) from discontinued operations	**1.0**	(4.3)	(87.0)	(3.5)	(9.1)
Income tax expense (benefit)	**61.9**	40.4	26.1	3.1	(0.6)
Interest expense	**7.3**	11.2	23.8	18.4	21.4
Interest income	**(2.2)**	(1.2)	(3.9)	(2.4)	(8.2)
Other expense (income)	**1.3**	(3.5)	(0.7)	0.4	(1.6)
Depreciation and amortization	**36.3**	36.4	27.4	23.5	20.6
Impairment of property, plant and equipment	**–**	–	–	–	7.5
Adjusted EBITDA	**$ 232.5**	$ 208.6	$ 156.2	$ 70.3	$ 68.6

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items.

Endnotes:

Volume and Average Net Sales Price – Asia Pacific Fibre Cement – Adjusted:
In fiscal years 2004 and 2003, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet measurement and due to our Philippines Fibre Cement business including intercompany volume during fiscal year 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. We have adjusted this Annual Report for the revised volume and average net sales price.

	Fiscal Year 2004		**Fiscal Year 2003**	
	As previously published	**As adjusted**	**As previously published**	**As adjusted**
Volume (mmsf[1])	402.1	362.1	368.3	349.9
Average net sales price per unit (per msf[1])	A$788	A$862	A$843	A$887

Net Sales – Philippines Fibre Cement – Adjusted
In fiscal year 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate year-to-year discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted fiscal year 2004 Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents adjusted Philippines Fibre Cement net sales for discussion purposes only:

(Millions of US dollars)	**Fiscal Year 2004**
Previously Reported	US$24.2
Adjustment	(3.4)
Adjusted Net Sales	US$20.8

Your Directors of the Joint Board present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2005 (collectively referred to as the "Company").

Directors

At the date of this report the members of the Supervisory Board are: Ms M Hellicar (Chairman), Mr JD Barr (Deputy Chairman), Messrs MR Brown, MJ Gillfillan, JRH Loudon, GJ Clark, PS Cameron and DG McGauchie and the interim[1] members of the Managing Board are: Messrs L Gries and W Vlot. The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.

JHI NV Board changes between 1 April 2004 to the date of this report were: Mr AG McGregor retired from the Supervisory Board and Joint Board on 25 August 2004; Mr PD Macdonald resigned from the Joint Board on 21 October 2004; Messrs PD Macdonald and F Zwinkels resigned from the Managing Board on 22 October 2004; Mr L Gries and Mr W Vlot were appointed to the Managing Board as interim members[1] on 22 October. Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles on pages 36 – 37 of this report.

Corporate Governance

Details of JHI NV's corporate governance policies and procedures, including information about Joint Board Committees, are set out on pages 79 – 93 of this report.

Activities of the Supervisory Board and the Committees

The Supervisory Board and the Committees regularly held deliberations throughout fiscal year 2005. Details on the number of meetings of the Supervisory Board and the Committees and the attendance of members of the Supervisory Board and the Committees are set out on page 60 of this report.

In its meetings, the Supervisory Board discussed regularly:

- the performance of the JHI NV's individual business groups;
- company and business unit budgets
- monthly, quarterly, half-yearly and yearly results and financial statements;
- capital expenditure requests
- the safety and environmental performance of the business;
- JHI NV's financing in general and its credit rating.
- the entry into voluntary asbestos compensation arrangements with the New South Wales Government, subject to lender support and shareholder approval;

The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividends and capital management, the risks to JHI NV and the reports by the Managing Board of the internal risk management and control systems and their developments.

In addition, the Supervisory Board discussed, without the members of the Managing Board being present, severance agreements with Mr Macdonald and Mr Shafron; the appointment of the CEO (and, in consultation with the CEO, the appointment of the CFO); its own performance, composition, profile and competence; the performance of its individual members; succession; its relationship with the Managing Board and the composition thereof. The Supervisory Board also discussed, without the members of the Managing Board being present, the performance of the Managing Board and of its individual members and succession.

The Audit Committee reviewed JHI NV's monthly, quarterly, half-yearly and yearly results, financial statements and the Annual Report. Furthermore, the Audit Committee oversaw the relationship with the external auditor and the functioning of the internal audit department, including the compliance with recommendations and observations of internal and external auditors. It also discussed the effect of internal risk management and control systems.

The Remuneration Committee discussed the remuneration of the members of the Managing Board (and interim members of the Managing Board), described on pages 63 – 78 of this report as well as the severance agreements with Mr Macdonald and Mr Shafron. Other topics included equity grants to executives; remuneration of the executive team and salary increase guidelines for each business; non executive director remuneration and cap; retiree health care benefits for US executives; Economic Profit Incentive Plan; executive contracts; management structure, succession planning and development; US non-qualified deferred compensation plan.

The Nominating and Governance Committee discussed the size and composition of the Supervisory Board and the Managing Board as well as the functioning of the individual members of the Supervisory Board and the Managing Board. Furthermore, this committee discussed the succession of Mr Macdonald and Mr Shafron as well as corporate governance compliance developments.

The (temporary) Special Committee was established by the Supervisory Board on 19 July 2004 and was disbanded on 31 March 2005. It oversaw the company's participation in the SCI; reviewed the SCI's report and recommended to the Board appropriate actions in response to its findings; oversaw on behalf of the company any developments and discussion of suitable arrangements to ensure legitimate claimants receive fair and equitable compensation; and discussed the developments of negotiations with the NSW government, the ACTU and the Asbestos Victim's Associations which resulted in the signing of a Heads of Agreement in December 2004.

[1] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

Attendance at meetings

Directors' attendance at JHI NV Managing Board, Supervisory Board, Joint Board and Joint Board Committee meetings during the fiscal year ended 31 March 2005 is recorded in the table below.

	Boards of Directors						Committee					
Member	Joint Board		Supervisory Board		Audit		Remuneration		Nominating and Governance		Special	
	H	A	H	A	H	A	H	A	H	A	H	A
M Hellicar	15	15	19	19	10	8	3	3	1	1	17	17
JD Barr	15	14	19	17			3	3				
MR Brown	15	14	19	19	12	12						
MJ Gillfillan	15	11	19	16	12	10					17	16
JRH Loudon	15	12	19	14	12	12	2	2				
GJ Clark	15	14	19	17					3	3		
PS Cameron	15	12	19	18					3	3		
DG McGauchie	15	15	19	19					3	3	17	17
L Gries	6	6										
Former Directors												
AG McGregor	8	7	3	2	2	2			2	2		
PD Macdonald	9	8										

	Managing Board	
Interim Members[1]		
	H	A
L Gries	6	6
W Vlot	6	6
Former Members		
PD Macdonald	6	6
FH Zwinkels	6	6

[1] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

Changes in Directors' interests in JHI NV securities

Changes in Directors' relevant interests in JHI NV securities between 1 April 2004 and 31 March 2005 are set out in the tables below.

	Number of Shares/CUFS at 1 April 2004	SBSP[1] 3 Dec 2004 issue A$5.94 per CUFS	Number of Shares/CUFS at 31 March 2005
Supervisory Board			
Meredith Hellicar	7,934	2,117	10,051
John Barr	21,000	1,068	22,068
Michael Brown	12,901	1,068	13,969
Peter Cameron	11,602	2,117	13,719
Gregory Clark	12,290	1,068	13,358
Michael Gillfillan	52,901	1,068	53,969
James Loudon	3,480	2,117	5,597
Donald McGauchie[2]	4,743	1,068	5,811

[1] Subsequent to approval of the Supervisory Board Share Plan (the "SBSP") at the 2002 Annual General Meeting, three general allotments have been made to participants.

[2] Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

Managing Board Interim Member[1]	CUFS at date of appointment	Options at date of appointment	CUFS at 31 March 2005	Options at 31 March 2005
Louis Gries	127,675	1,189,544	127,675	1,189,544
Pim Vlot	–	–	–	–

Former Directors	CUFS at 1 April 2004	Options at 1 April 2004	CUFS at date of resignation/ retirement	Options at date of resignation/ retirement
Alan McGregor (former Chairman)	8,614,895	–	8,614,895	–
Peter Macdonald (former member of our Joint & Managing Boards)	428,980	3,774,000	428,980	3,774,000
Folkert Zwinkels (former member of our Managing Board)	–	8,775	–	8,775

[1] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

Shares Allotted Under SBSP

Director	3 Dec 2004[1]	22 August 2003[2]	27 August 2002[3]
Meredith Hellicar	2,117	2,225	2,948
John Barr	1,068	–	–
Michael Brown	1,068	1,260	1,641
Peter Cameron	2,117	5,602	–
Gregory Clark	1,068	5,602	6,688
Michael Gillfillan	1,068	1,260	1,641
James Loudon	2,117	1,839	1,641
Donald McGauchie	1,068	1,743	–
Former Director			
Alan McGregor	Nil	1,260	1,641
Totals	11,691	20,791	16,200

[1] The acquisition price was A$5.94 per share/CUFS. Each participant's 3 December 2004 mandatory participation of 1,068 JHI NV shares/CUFS is subject to escrow period ending on 4 December 2006.

[2] The acquisition price was A$7.52 per share/CUFS. Each participant's 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to escrow period ending on 22 August 2005.

[3] The acquisition price was A$6.71 per share/CUFS. Each participant's 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS were subject to escrow, until they were released on 27 August 2004.

Options

Under our Remuneration Policy, Non-Executive Directors do not receive options. Details of JHI NV options granted to specified key executives throughout the company and exercised during the reporting period are set out in Note 16 to the consolidated financial statements on page 125.

Principal activities

Principal activities of the Company during fiscal year 2005 were the manufacture and marketing of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile. The Company also sells fibre cement products in Asia, the United Kingdom and Northern Europe.

Review and results of operations

A review of the Company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis (MD&A) on pages 46 – 58.

Environmental regulations and performance

Protecting the environment is critical to the way the Company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the Company. The system is designed to continually improve the Company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

The manufacturing and other ancillary activities conducted by the Company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities. The Company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process that go beyond those required by law.

Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills. These include expanded recycling programs.

Further information about James Hardie's environmental aims is included in pages 42 – 43.

Financial position, outlook and future needs

The financial position, outlook and future needs of the Company are set out in the MD&A on pages 46 – 58.

Auditors

The Company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by independent auditors in the countries concerned. The auditors have provided the Board with a declaration of their independence.

Insurance and indemnification of Directors and officers

During the financial year, the Company paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of the Company including JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

JHI NV's Articles of Association provide that JHI NV shall generally indemnify any person who is or was a member of JHI NV's Managing, Supervisory or Joint Boards or one of JHI NV's employees, officers or agents, and who suffers any loss as a result of any action in connection with their service to JHI NV, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in JHI NV's interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of such person's duties to JHI NV. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

During fiscal year 2005, Mr Gries, interim Member of the Managing Board[1] of JHI NV received a revised deed of indemnification upon his appointment as CEO, in accordance with the Articles of Association and Dutch law.

Other disclosures

Readers are referred to the Company's Form 20-F document which is filed with the US Securities and Exchange Commission (the "SEC") annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company's website at www.jameshardie.com, or from the company's Registered Offices in Amsterdam and Sydney (see page 141 for addresses).

[1] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of the Company during fiscal year 2005 that is not covered in this Annual Report.

Post fiscal year events

The Directors are not aware of any matter or circumstance since the end of fiscal year 2005 not otherwise dealt with in this Annual Report, that has significantly affected, or may significantly affect, the operations of the Company, other than as contained in the MD&A on pages 46 – 58.

Dividends

The Joint Board has declared a dividend of US 6 cents per share. CUFS holders will be paid the dividend in Australian currency on 1 July 2005 if they were registered as at the close of business on 9 June 2005 (AEST). ADR holders will receive payment in US currency.

During fiscal year 2005, JHI NV paid a dividend of US3 cents per share. CUFS holders were paid A4.34 cents per CUFS on 1 July. ADR holders received payment in US currency.

Remuneration Report – Directors' and Executives' Emoluments

This report explains the remuneration policies and arrangements for James Hardie's non-executive directors, executive directors and senior executives. In disclosing this information, James Hardie has complied with the Australian Corporations Act 2001 (including the CLERP 9 amendments) on a voluntary basis.

Directors

The following people were directors of James Hardie during the financial year:

Chairman

Meredith Hellicar	Chairman, member Nominating and Governance Committee, Audit Committee and Remuneration Committee

Executive Directors

Current	
Louis Gries	Chief Executive Officer
W Vlot	Company Secretary
Former	
Peter Macdonald	Chief Executive Officer (1 April 2004 – 22 October 2004 AEST)
Folkert Zwinkels	Treasurer (1 April – 22 October 2004 AEST)

Non-Executives Directors

Current	
John Barr	Deputy Chairman, Chairman Remuneration Committee
Michael Brown	Director, Chairman of the Audit Committee
Peter Cameron	Director, member Nominating and Governance Committee
Gregory Clark	Director, member Audit Committee and Nominating and Governance Committee
Michael Gillfillan	Director, member Audit Committee
James Loudon	Director, member Audit Committee and Remuneration Committee
Donald McGauchie	Director, Chairman of the Nominating and Governance Committee
Former	
Alan McGregor	Chairman (1 April 2004 – 11 August 2004)

Executives

The following people were the five highest paid executives of James Hardie Industries NV and its subsidiaries in the fiscal year ended 31 March 2005:

Current	
James Chilcoff	Vice President – International
Mark Fisher	Vice President – Speciality Products
Dave Merkley	Executive Vice President – Engineering and Process Development
Don Merkley	Executive – Vice President Research & Development
Robert Russell	Vice President – Established Markets
Former	
Phillip Morley	Chief Financial Officer (1 April 2004 – 31 May 2004)
Peter Shafron	General Counsel and Chief Financial Officer (1 April – 20 October 2004 AEST)

Executive compensation

The Company aims to provide market-competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract and retain high-performing executives to enhance the success of the business.

The Company's executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance results in two basic areas: the business and the individual. The CEO's remuneration package is approved by the Remuneration Committee, which recommends it to the Supervisory Board for final approval. The CEO makes recommendations to the Remuneration Committee on the compensation of the Company's key executives, based on performance, as well as assessments and advice from independent compensation consultants regarding the compensation practices of the Company, and other practices specific to the countries in which the Company operates and the executives are based.

The Remuneration Committee makes the final compensation decisions concerning these executives.

At Risk remuneration

Total remuneration for the CEO and specified executives is comprised of "at risk" and "not at risk" remuneration. "Not at risk" remuneration comprises base salary, non-monetary benefits and superannuation. "At risk" remuneration comprises short-term incentives and long-term incentives.

Using these definitions, the target percentages of "at risk" remuneration for the specified executives in fiscal year 2005 are shown below.

	Percentage of the Total Remuneration At Risk at the Target Level of Performance
Interim Managing Board Members[1]	
Louis Gries	63%
W (Pim) Vlot	26%
Former Managing Board Members	
Peter Macdonald[2]	56%
Folkert Zwinkels	11%
Current Executive Officers	
Don Merkley	57%
Dave Merkley	56%
James Chilcoff	54%
Mark Fisher	53%
Robert Russell	53%
Former Executive Officers	
Peter Shafron[2]	45%
Phillip Morley[3]	0%

[1] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by shareholders at the next General Meeting.

[2] All data as of last day of employment.

[3] Retired as CFO in May 2004; remained an employee until December 2004; entered into a consulting agreement with the Company in January 2005.

The senior executive remuneration structure has three components:

Fixed remuneration

James Hardie provides fixed pay (base salaries) to attract and retain executives who are critical to the Company's long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles and the individual's capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.

Variable compensation

Annual variable compensation awards are provided to executives to reward increases in the Company's economic profit, as well as agreed business and individual performance outcomes. These are clearly defined and measurable and are reviewed by the Remuneration Committee each year. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance. Details of the specified executives' variable compensation are set out below.

	Short term incentive[1]		Estimates of the maximum remuneration amounts which could be received under the 2005 equity grants in future years[2]		
	Awarded	Forfeited	2006	2007	2008
Interim Managing Board Members[3]					
Louis Gries	155%		–	–	–
W (Pim) Vlot		100%	–	–	–
Former Managing Board Members					
Peter Macdonald		100%	–	–	–
Folkert Zwinkels		100%	–	–	–
Current Executive Officers					
Don Merkley	171%		103,069	64,513	32,123
Dave Merkley	172%		103,069	64,513	32,123
James Chilcoff	189%		80,662	50,489	25,140
Mark Fisher	191%		80,662	50,489	25,140
Robert Russell	171%		80,662	50,489	25,140
Former Executive Officers					
Peter Shafron		100%	–	–	–
Phillip Morley	N/A	N/A	–	–	–

[1] Percentage of target actually paid in FY05, includes previous bonus realised and allocated in notional bank for payment in future years with sustained performance (the long term component of the bonus plan).

[2] Represents annual SG&A expense for the aggregate Fiscal 2005 stock option award fair market value estimated using the Black-Scholes option-pricing model.

[3] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by shareholders at the next General Meeting.

Long-term incentives

James Hardie reinforces the executive officers' alignment with the financial interest of shareholders by providing equity-based long-term incentives (share options and shadow share plans). Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value.

The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

The key terms of outstanding equity grants are outlined in the table below:

2001 JHI NV Equity Incentive Plan	Granted on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000.
Offered to:	Specified US executives, not members of the Managing Board.
Vesting Schedule:	20% of options vest each year on the anniversary of the original grant date in November. The original US shadow stock grant did not involve performance hurdles; this grant maintains these conditions.
Expiration Date:	10th anniversary after the original November grant date.
2001 JHI NV Equity Incentive Plan	Annual grants made in December 2001, 2002, 2003, and 2004.
Offered to	Specified executives, not members of the Managing Board.
Vesting Schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date. As the majority of participants are US employees, this plan follows normal and customary US grant guidelines and has no performance hurdles.
Expiration Date	10th anniversary of the grant.
2001 Peter Donald Macdonald Share Option Plan	Granted on 12 July 2001.
Offered to	CEO
Performance Period	12 July 2001 – 12 July 2004.
Retesting	Yes, monthly on the first day of each month until six (6) months after resignation date or 19 April 2005. All options granted under this plan were cancelled in April 2005 when they failed the test.
Exercise period	Six months after resignation date or 19 April 2005.
Performance condition	TSR performance hurdle compared to Top 100 companies from the following sectors: Building Materials, Developers and Contractors, Diversified Industrials, Engineering, Infrastructure and Utilities, Miscellaneous Industrials, Paper and Packaging, Retail, Transport, Food and Household Goods, Chemicals and Healthcare. This condition is a normal hurdle to align the CEO's interests with shareholders.
Vesting criteria	– 0% of performance rights vest if JHX's TSR is below the 50th percentile of the market comparator group. – 75% of performance rights vest if JHX's TSR is at the 50th percentile of the market comparator group. – Between 50th and 75th percentile, vesting is on a straight line basis with JHX's ranking against the market comparator group (+1% for each percentile over the 50th percentile of the comparator group). – 100% of performance rights vest if JHX's TSR is in at least the 75th percentile of the market comparator group.

2002 Peter Donald Macdonald Share Option Plan	Granted on 19 July 2002
Offered to	CEO
Performance Period	19 July 2002 to 19 July 2005
Retesting	Yes, monthly on the first day of each month until 31 October 2005
Exercise period	Until July 2012
Performance condition	TSR performance hurdle compared to ASX 200 excluding the companies listed in the 200 Financials and 200 Property Trust indices. This condition is a normal hurdle to align the CEO's interests with shareholders.
Vesting criteria	– 0% of performance rights vest if JHX's TSR is below the 50th percentile of the market comparator group. – 75% vest of performance rights vest if JHX's TSR is at the 50th percentile of the market comparator group. – Between 50th and 75th percentile, vesting is on a straight line basis with JHX's ranking against the market comparator group (+1% for each percentile over the 50th percentile of the comparator group) – 100% of performance rights vest if JHX's TSR is in at least the 75th percentile of the market comparator group.

JHI NV Stock Appreciation Rights Incentive Plan	14 December 2004
Offered to	Interim Managing Board members
Vesting Schedule	50% on 14 December 2006; 50% on 14 December 2007
Expiration Date	Gain in share price between grant and vesting date is paid in cash on vesting date, no shares are exchanged.

Link between remuneration policy and company performance

A significant proportion of the CEO and specified executives' remuneration is "at risk" remuneration. The annual bonus payment is entirely "at risk" and is comprised of short-term and long term components.

The short-term component of the annual bonus is achieved when the CEO and specified executives achieve demanding corporate and personal targets, approved by the Remuneration Committee. The long-term component is paid to the executive when the company sustains performance at or above each year's annual target each consecutive year.

The corporate targets are based on a year-on-year increase in Economic Profit (Net Operating Profits After Tax (NOPAT) minus the cost of capital). The reference to Economic Profit supports the Company's primary objective to create long-term value and rewards consistent value creation over a long-term horizon. Every three years, with the assistance of independent advisors, the Remuneration Committee sets the amount the Company's Economic Profit must increase in each of the following three years to result in the achievement of the target bonus and the amount the Company must exceed the target in order to pay greater than target bonuses.

When the Company's Economic Profit performance exceeds the target by a predetermined annual amount, then the percentage the performance target is exceeded will be taken into consideration when calculating the bonus payment for that year for the members of the Managing Board and other plan participants. The current year's bonus payment will only include 33.3% of the additional bonus funds generated by exceeding the target. The remaining 66.6% of the additional bonus funds will be set aside and will only be paid 50% in each of the following two years if the Company continues to meet or exceed its Economic Profit target. If the Company does not achieve the performance target or misses the target by this predetermined amount, or more, then the funds that were set aside in previous years will be eroded and not paid at any time to the plan participants.

For executives who are members of the Managing Board there is an added link between Long-Term Incentives and performance of the Company. Options granted under the Managing Board Transitional Stock Option Plan vest on the third anniversary of the issue date subject to a Total Shareholder Return (TSR) hurdle. Under the hurdle, 50% of the options issued to a member of the Managing Board vest if the Company's TSR since the issue date is equal to or higher than the median TSR for the Company's peer group (Median TSR) over that period. The Company's peer group is the companies listed in the S&P ASX 200 Index on the issue date. For each 1% that the Company's TSR is above the Median TSR, a further 2% of options will vest.



JHX
ASX200
TSR rebased to 31/03/2001
220
200
180
160
140
120
100
80
60
40
20
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
Financial year end

5 Year total returns for JHX and ASX200

Source: Computershare Analytics

Note: Before 15 October 2001,
JHX was HAH, the former group listed company.

Remuneration for Non-Executive Directors for the year ended 31 March 2005

Fees paid to Non-Executive Directors of James Hardie are determined by the Joint Board, with the advice of external remuneration advisors, within the maximum amount approved by the shareholders from time to time.

Independent experts in Australia and the USA benchmark directors' remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities and workload requirements of board members.

During fiscal year 2005, directors were paid a base fee for service on the James Hardie board. Additional fees were paid to the position of Chairman. Non-Executive Directors Mr MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved scheme and together with Messrs PS Cameron and DG McGauchie receive Australian mandated 9% superannuation guarantee contributions on their fees.

As the focus of the board is on the long-term direction and well-being of James Hardie, there is no direct link between directors' remuneration and the short-term results of the Company.

However, James Hardie's long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval. The current aggregate fee pool of US$650,000 was approved by shareholders in 2002, representing an increase from the previous pool of A$360,000.

Directors' interests are aligned with the long-term interests of shareholders through the requirement that they accept a minimum amount of their fees in the form of shares.

At the 2002 JHI NV Annual General Meeting, shareholders approved, in accordance with ASX Listing Rule 10.14, effective for a three-year period, the Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue.

Board fees are not paid to Mr Gries since the responsibilities of board membership are considered in determining the remuneration provided as part of his normal employment conditions.

No Non-Executive Director has been granted options or performance rights.

Details of the remuneration of each Non-Executive Director is set out in the table below.

	Primary	Equity	Post-employment	Other	Total
	Directors' Fees US$	JHI NV Stock[2] US$	Superannuation US$[1]	Retirement Benefits US$	US$
Non-Executive Directors					
Meredith Hellicar					
FY 2005	128,750	20,000	13,388	–	162,138
FY 2004	43,333	20,000	5,700	–	69,033
Michael Brown					
FY 2005	60,000	10,000	6,300	–	76,300
FY 2004	53,333	10,000	5,700	–	69,033
Donald McGauchie					
FY 2005	55,000	10,000	5,850	–	70,850
FY 2004	31,667	15,000	4,200	–	50,867
John Barr					
FY 2005	60,000	10,000	–	–	70,000
FY 2004	33,519		–	–	33,519
Peter Cameron					
FY 2005	40,000	20,000	5,400	–	65,400
FY 2004	–	63,333	5,700	–	69,033
Michael Gillfillan					
FY 2005	55,000	10,000	–	–	65,000
FY 2004	53,333	10,000	–	–	63,333
Gregory Clark					
FY 2005	50,000	10,000	–	–	60,000
FY 2004	–	63,333	–	–	63,333
James Loudon					
FY 2005	40,000	20,000	–	–	60,000
FY 2004	47,333	16,000	–	–	63,333
Former Non-Executive Director					
Alan McGregor[3]					
FY 2005	38,750	2,500	3,713	640,976	685,939
FY 2004	160,000	10,000	15,300	–	185,300
Total emoluments for Non-Executive Directors					
FY 2005	527,500	112,500	34,651	640,976	1,315,627
FY 2004	422,518	207,666	36,600	–	666,784

1 The superannuation benefits reflect Australian mandated 9% superannuation guarantee contributions on the Australian directors' total fees.

2 The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by shareholders at the Annual General Meeting held on 19 July 2002. The Non-Executive Directors can elect to take additional stock in lieu of fees.

3 On 11 August 2004, Mr McGregor resigned as Chairman of the Supervisory Board due to ill health. On 25 August 2004, he resigned from the Joint and Supervisory Boards and from all Board Committees.

Remuneration for Executive Directors for the year ended 31 March 2005

Details of the remuneration of each Executive Director of James Hardie is set out in the table below.

	Primary			Post-employment	Equity	Other	Total
	Base Pay US$	Bonuses US$	Non Cash Benefits US$	Superannuation and 401 (k) Benefits US$	Shadow Share and Options[1] US$	Severance Pay US$	US$
Executive Directors							
Louis Gries[2]							
FY 2005	576,654	1,160,452	136,012	13,000	233,155	–	2,119,273
FY 2004	439,427	753,720	114,725	12,000	228,535	–	1,548,407
W (Pim) Vlot[3]							
FY 2005	136,436	–	–	3,619	–	–	140,055
FY 2004							
Former Executive Directors							
Peter Macdonald[4]							
FY 2005	471,219	–	17,697	13,000	138,430	6,513,284	7,153,630
FY 2004	822,500	1,745,390	15,693	12,000	593,558	–	3,189,141
Folkert Zwinkels[5]							
FY 2005	188,377	–	–	31,326	3,379	–	223,082
FY 2004	121,756	27,921	10,715	13,526	3,345	–	177,263
Total emoluments for Executive Directors							
FY 2005	1,372,686	1,160,452	153,709	60,945	374,964	6,513,284	9,636,040
FY 2004	1,383,683	2,527,031	141,133	37,526	825,438	–	4,914,811

[1] Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also effect the result. Actual benefit received depends on the JHI NV share price and foreign rates at the time of exercise. The Company's US Shadow Stock Plan and non-US Based Employees Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

[2] On 22 October 2004 (AEST), Mr Gries was appointed as an interim member of the Managing Board and named interim Chief Executive Officer. Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

[3] On 22 October 2004 (AEST), Mr Vlot, Company Secretary, was appointed as an interim member of the Managing Board. On 30 June 2005, Mr Vlot's temporary employment agreement will expire by its terms and Mr Ben Butterfield, the Company's General Counsel, will be appointed as Company Secretary and an interim member of the Managing Board. In connection with the expiration of his agreement, we expect to make a lump sum payment to Mr Vlot of approximately 50,000 Euros.

[4] On 22 October 2004 (AEST), Mr Macdonald resigned from the company.

[5] On 22 October 2004 (AEST), Mr Zwinkels resigned from his position on the Managing Board. On 30 April 2005, Mr Zwinkels resigned as Treasurer. In connection with his resignation, in May 2005 (after the end of the fiscal year), the Company made a lump sum payment to Mr Zwinkels of approximately US$65,000 in accordance with his final settlement agreement.

Remuneration of Executive Officers for the year ended 31 March 2005

Details of the remuneration of each specified Executive Officer of James Hardie is set out in the table below.

	Primary			Post-employment	Equity	Other		Total
	Base Pay US$	Bonuses US$	Non Cash Benefits US$	401 (k) Benefits US$	Shadow Share and Options[1] US$	Severance and Retirement Pay US$	Relocation Allowances and Other Non-recurring US$	US$
Current Executive Officers								
Don Merkley								
FY 2005	334,000	521,656	65,245	13,000	195,177	–	–	1,129,078
FY 2004	315,577	437,401	68,503	12,000	173,176	–	–	1,006,657
Dave Merkley								
FY 2005	303,769	475,573	87,978	13,000	192,269	–	–	1,072,589
FY 2004	285,577	394,064	68,481	12,000	135,437	–	–	895,559
James Chilcoff								
FY 2005	234,231	259,688	31,956	12,000	27,172	–	104,971	670,018
FY 2004								
Mark Fisher								
FY 2005	215,770	262,062	50,301	12,946	107,084	–	17,438	665,601
FY 2004								
Robert Russell								
FY 2005	233,751	234,542	32,366	12,833	111,733	–	–	625,224
FY 2004								
Former Executive Officers								
Peter Shafron[2]								
FY 2005	211,427	–	38,924	12,855	21,674	863,162	8,686	1,156,728
FY 2004	307,500	375,951	34,625	12,000	360,222	–	16,356	1,106,654
Phillip Morley[3]								
FY 2005	275,833	–	93,872	13,000	137,082	1,028,708	–	1,548,496
FY 2004	327,630	445,742	78,802	12,000	580,926	–	–	1,445,100
Total emoluments								
FY 2005	1,808,781	1,753,521	400,642	89,634	792,191	1,891,870	131,095	6,867,734
FY 2004	1,236,284	1,653,158	250,411	48,000	1,249,761	–	16,356	4,453,970

[1] Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also effect the result. Actual benefit received depends on the JHI NV share price and foreign rates at the time of exercise. The Company's US Shadow Stock Plan and non-US Based Employees Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

[2] On 20 October 2004, Mr Shafron resigned from the Company.

[3] Consistent with prior years, gross up of tax on the increase/decrease in investment value of superannuation is included for Mr Morley. This benefit is provided to Mr Morley to offset US taxes he would not have had to pay on his superannuation if he was still in Australia. At the end of May 2004, Mr Morley retired from his position of Chief Financial Officer, but remained an employee until 31 January 2005. In connection with his retirement, the Company made a lump sum payment to Mr Morley equal to 18 months of salary based on his salary at the time of his departure. We also paid additional salary amounts owed to him related to expatriate pay. On 1 February 2005, Mr Morley entered into a consulting arrangement with the Company.

Employment contracts

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements. The main elements of these agreements are set out below.

CEO

Details of the terms of the CEO's employment terms are as follows:

Components	Details
Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional 1 year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.
Base salary	US$750,000/yr. Salary will be reviewed annually by the JHI NV Board in April.
Short term incentive	Annual bonus target is 100% of annual base salary with a mixture of company (80%) and individual (20%) performance objectives. The Remuneration Committee recommends the Company's and executive's performance objectives and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the Company's performance exceeds the annual objective, the executive realises a bonus greater than his target bonus, but only one-third of the excess bonus is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company's objectives are met in these years, or is reduced if the Company's objectives are not met.
Long term incentive	The banking mechanism of the annual bonus plan is considered a long term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the US. The recommend option grant for August 2005 is 1,000,000 options.
Defined Contribution Plan	The executive may participate in the US 401k defined contribution plan up to the annual IRS limit. The Company will match the executive's contributions into the plan up to the annual IRS limit.
Resignation	The executive may cease his employment with the Company by providing written notice.
Termination by JH	The Company may terminate the executive's employment for Cause or not for Cause. If the Company terminates the employment, not for cause, or the executive terminates his employment "for good reason" then the company will pay the following: a. amount equivalent to 1.5 times the annual base salary at the time of termination b. amount equivalent to 1.5 times the executive's Average Annual Bonus actually paid in up to the previous three fiscal years as CEO.
Post Termination Consulting	The Company will request the executive, and the executive will agree, to consult to the company upon termination for a minimum of two years, as long as the executive maintains the company's non-compete and confidentiality agreements, and the executive will receive his annual base salary and annual target bonus in exchange for this consulting and non-compete.
Other	**Tax Equalisation:** The Company covers the extra personal tax burden that is a result of the Company's structure and any payment of income out of the Netherlands. **Tax Advice:** The Company will pay the costs of filing the executive's income tax returns to the required countries. **Health, Welfare and Vacation Benefits:** The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the Company's Executive Health and Wellness program. **Business Expenses:** The executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid by the executive in connection with the performance of his services under this agreement. **Automobile:** The Company will either purchase or lease an automobile for business and personal use by the executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part thereof will be paid to the executive.

Company Secretary

Details of the Company Secretary's employment contract are as follows:

Components	Details
Length of contract	Fixed period of six months from the date of employment; renewable twice for any fixed term before becoming indefinite.
Base salary	Gross monthly salary payable twelve times each year, reviewed annually.
Short term incentive	An annual target bonus is set at 15% of the executive's annual base salary, calculated based on the Company's bonus plan parameters and the executive's achievement against agreed objectives and targets. The bonus is fully based on Individual Performance.
Defined Contribution Plan	The Company shall pay an age related percentage of the Gross Salary actually paid to the executive in any given year as its contribution to the premiums of a pension arrangement (pensioentoezegging) for the benefit of the employees of the Company, provided the executive makes a personal contribution of 4%.
Resignation or Termination	Neither the Company nor the employee may terminate the definite contract during the defined period unless on mutual agreement; the contract automatically ends at the end of the defined period unless renewed.
Other	**Health, Welfare and Vacation Benefits:** The executive is entitled to a holiday allowance, payable in the month of May, equal to 8% of the gross salary, earned over the preceding period June through May. If the Employment Contract starts and/or terminates during the year or the working hours change, the holiday allowance will be paid out pro rata. The executive receives vacation benefits in the amount of 24 days per 12 months of service (not including Saturdays, Sundays, or public holidays). The Company will pay 50% of the premiums for health care insurance for the executive. The Company and the executive will mutually agree which health care insurance is reasonable and the executive has to provide the Company with a copy of the health care insurance arrangement, before the Company makes any payment. **Vehicle Allowance:** The executive will use his personal vehicle during the course of business and the use for business purposes, not including home-to-work travel, will be reimbursed in accordance with the non taxable per kilometre allowance permitted by the Tax Authorities from time to time.

Other executives

Details of the employment contracts for other Specified Executives are as follows:

Components	Details
Length of contract	Indefinite
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in April.
Short term incentive	An annual bonus target is set at a percentage of the executive's salary. Targets typically range from 35%-90%; 80% of this bonus target is based on the company meeting or exceeding aggressive performance objectives; 20% of this bonus target is based on the executive meeting or exceeding personal performance objectives. The Remuneration Committee recommends the Company's and executive's performance objectives and the performance against these objectives, to the JHI NV Supervisory Board for approval. If the Company's performance exceeds the annual objective, the executive realises a bonus greater than his target bonus, but only one-third of the excess bonus is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company's objectives are met in these years, or is reduced if the Company's objectives are not met.
Long term incentive	The banking mechanism of the annual bonus plan is considered a long term incentive. Upon the approval of JHINV Supervisory Board, stock options will be granted each year under the JHI NV 2001 Equity Incentive Plan.
Defined Contribution Plan	The executive may participate in the US 401k defined contribution plan up to the annual IRS limit. The Company will match the executive's contributions into the plan up to the annual IRS limit.
Resignation	The executive may cease his employment with the Company by providing written notice.
Termination by JH	The Company may terminate the executive's employment for Cause or not for Cause. Depending on the executive's individual contract, if the Company terminates the employment, not for cause, or the executive terminates his employment "for good reason" then the company may pay up to:
	a. an amount equivalent to 1.5 times the annual base salary at the time of termination
	b. amount equivalent to 1.5 times the executive's Average Annual Bonus actually paid in the previous three fiscal years.

Components	Details
Post Termination Consulting	Currently in respect of two executives, the Company may, or may be required to, request the executive, and the executive will agree, to consult to the company for two years upon termination in exchange for the payment as designated in the individual's contract, as long as the executive maintains the company's non-compete and confidentiality agreements. The payment amount ranges from the executive's annual base salary to the annual base salary plus annual target bonus as of the termination date.
Other	**Health, Welfare and Vacation Benefits:** The executive is eligible to receive all health, welfare and vacation benefits offered to all US employees. The executive is also eligible to participate in the Company's Executive Health and Wellness program. **Business Expenses:** The Executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid by the Executive in connection with the performance of his services under this Agreement **Automobile:** The Company will either lease an automobile for business and personal use by the Executive, or, in the alternative, the Executive will be entitled to an automobile lease allowance not to exceed Seven Hundred Fifty Dollars (US$750) per month. Unused allowance or part of this will be paid to the Executive.
International Assignment	Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.

Equity holdings

Options granted to members of the Managing Board

Name	Grant Date	Exercise Price (AUD)	Holding at 1 April 2004	Granted	Total Value at Grant[1] (USD)	Vested	Exercised	Value at Exercise[2] (USD)	Lapsed	Value at Lapse[3] (USD)	Holding at 31 March 05	Weighted Average Fair Value per option[4] (USD)
Interim members of Managing Board												
Louis Gries	19 Oct 01	3.1321	40,174	200,874	71,732	200,874	160,700	1.98	–		40,174	0.3571
	19 Oct 01	3.0921	175,023	437,539	168,321	350,032	262,516	2.11	–		175,023	0.3847
	17 Dec 01	5.0586	324,347	324,347	137,296	324,347	–		–		324,347	0.4233
	3 Dec 02	6.449	325,000	325,000	210,633	162,500	–		–		325,000	0.6481
	5 Dec 03	7.05	325,000	325,000	338,975	81,250	–		–		325,000	1.043
W Pim Vlot												
Former members of Managing Board												
Peter	12 Oct 01	3.1821	1,200,000	1,200,000	404,760	1,200,000	–		–		1,200,000	0.3373
Macdonald	12 Oct 01	4.7621	624,000	624,000	236,995	–	–		–		624,000	0.3798
	19 Jul 02	5.7086	1,950,000	1,950,000	1,174,095	–	–		–		1,950,000	0.6021
Folkert Zwinkels	3 Dec 02	6.449	8,775	11,700	7,583	5,850	2,925	0.52	–		8,775	0.6481
	14 Dec 04	5.99		9,000	9,164	–	–		–		9,000	1.0182

1 Total Value at grant = Average Fair Value per share x number of shares granted.

2 Value at Exercise/share = Fair Market Value at Exercise – exercise price.

3 Excess of the aggregate stock option grant at the closing stock price of the Company's stock on date of lapse less the aggregate stock option grant at exercise price.

4 The weighted average fair value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

Options granted to other Executive Officers

Name	Grant Date	Exercise Price (AUD)	Holding at 1 April 2004	Granted	Total Value at Grant[1] (USD)	Vested	Exercised	Value at Exercise[2] (USD)	Lapsed	Value at Lapse[3] (USD)	Holding at 31 March 05	Weighted Average Fair Value per option[4] (USD)
Current Executive Officers												
Don	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	72,315	1.67	–		48,209	0.3571
Merkley	19 Oct 01	3.0921	138,170	230,284	88,590	184,228	92,114	1.69	–		138,170	0.3847
	17 Dec 01	5.0586	170,709	170,709	72,261	170,709	–		–		170,709	0.4233
	3 Dec 02	6.449	200,000	200,000	129,620	100,000	–		–		200,000	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	62,500	–		–		250,000	1.043
	14 Dec 04	5.99		230,000	234,186	–	–		–		230,000	1.0182
Dave	19 Oct 01	3.1321	48,209	120,524	43,039	120,524	72,315	1.67	–		48,209	0.3571
Merkley	19 Oct 01	3.0921	82,902	138,170	53,154	110,536	55,268	1.69	–		82,902	0.3847
	17 Dec 01	5.0586	102,425	102,425	43,357	102,425	–		–		102,425	0.4233
	3 Dec 02	6.449	200,000	200,000	129,620	100,000	–		–		200,000	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	62,500	–		–		250,000	1.043
	14 Dec 04	5.99		230,000	234,186	–	–		–		230,000	1.0182
James	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	–		–		40,174	0.3571
Chilcoff	19 Oct 01	3.0921	92,113	92,113	35,436	73,691	–		–		92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–		–		68,283	0.4233
	3 Dec 02	6.449	111,000	111,000	71,939	55,500	–		–		111,000	0.6481
	14 Dec 04	5.99		180,000	183,276	–	–		–		180,000	1.0182
Mark	19 Oct 01	3.1321	40,174	40,174	14,346	40,174	40,174	2.11	–		–	0.3571
Fisher	19 Oct 01	3.0921	92,113	92,113	35,436	73,691	–		–		92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–		–		68,283	0.4233
	3 Dec 02	6.449	74,000	74,000	47,959	37,000	–		–		74,000	0.6481
	5 Dec 03	7.05	132,000	132,000	137,676	33,000	–		–		132,000	1.043
	14 Dec 04	5.99		180,000	183,276	–	–		–		180,000	1.0182
Robert	19 Oct 01	3.1321	8,034	40,174	14,346	40,174	–		–		8,034	0.3571
Russell	19 Oct 01	3.0921	55,268	138,170	53,154	110,536	–		–		55,268	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–		–		68,283	0.4233
	3 Dec 02	6.449	111,000	111,000	71,939	55,500	–		–		111,000	0.6481
	5 Dec 03	7.05	132,000	132,000	137,676	33,000	–		–		132,000	1.043
	14 Dec 04	5.99		180,000	183,276	–	–		–		180,000	1.0182
Former Executive Officers												
Peter	17 Dec 01	5.0586	170,709	170,709	72,261	85,355	85,355	1.27	85,354	59,813	–	0.4233
Shafron	3 Dec 02	6.449	200,000	200,000	129,620	50,000	50,000	0.40	150,000	–	–	0.6481
	5 Dec 03	7.05	250,000	250,000	260,750	–	–		250,000	–	–	1.043
Phillip	17 Dec 01	5.0586	273,134	273,134	115,618	273,134	–		–		273,134	0.4233
Morley	3 Dec 02	6.449	134,300	134,300	87,040	134,300	–		–		134,300	0.6481
	5 Dec 03	7.05	100,000	100,000	104,300	100,000	–		–		100,000	1.043

1 Total Value at grant = Average Fair Value per share x number of shares granted.

2 Value at Exercise/share = Fair Market Value at Exercise – exercise price.

3 Excess of the aggregate stock option grant at the closing stock price of the Company's stock on date of lapse less the aggregate stock option grant at exercise price.

4 The weighted average fair value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

Shareholdings

Changes in Non-Executive Directors' relevant interests in JHI NV securities between 1 April 2004 and 31 March 2005 are set out in the table below:

Name	Number of Shares/CUFS at 1 April 2004	SBSP[1] 3 Dec 2004 issue A$5.94 per CUFS	Number of Shares/CUFS at 31 March 2005
Meredith Hellicar	7,934	2,117	10,051
John Barr	21,000	1,068	22,068
Michael Brown	12,901	1,068	13,969
Peter Cameron	11,602	2,117	13,719
Gregory Clark	12,290	1,068	13,358
Michael Gillfillan	52,901	1,068	53,969
James Loudon	3,480	2,117	5,597
Donald McGauchie[2]	4,743	1,068	5,811

[1] Since the Supervisory Board Share Plan (the "SBSP") was approved at the 2002 Annual General Meeting, three general allotments have been made to participants.

[2] Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

Changes in current and former Executive Officers' relevant interests in JHI NV securities between 1 April 2004 and 31 March 2005 are set out in the table below:

Name	Number of Shares/CUFS at 1 April 2004	Number of Shares/CUFS at 31 March 2005
Louis Gries	127,675	127,675
Peter Macdonald[1]	428,600	428,600
Phillip Morley	115,200	115,200

[1] As of 31 March 2004 and 31 March 2005 Mr Macdonald had 380 CUFS held in his wife's name for their children.

Loans

Under the Executive Stock Ownership plan, the Company granted a loan to Mr Macdonald which was settled at the time of his resignation.

This report is made in accordance with a resolution of the members of the Joint Board.

M Hellicar
Chairman
Supervisory and Joint Boards

L Gries
Chief Executive Officer and
Interim Chairman Managing Board[2]

Signed Amsterdam, The Netherlands, 25 June 2005

[2] Under Article 14.3 of our Articles of Association, Members of the Managing Board appointed by the Supervisory Board are deemed to be "interim" until their appointments are confirmed by the next General Meeting of shareholders.

Corporate Governance Principles

This section of our report describes the main elements of our corporate governance structure. James Hardie also has a Corporate Governance section in the Investor Relations area of its website (www.jameshardie.com) to provide more detailed information on our governance arrangements, charters and policies. Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance arrangements.

Corporate Governance at James Hardie

James Hardie is a public limited liability company *(naamloze vennootschap)* incorporated under Dutch law.

As a multi-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets (AFM), the Australian Stock Exchange (ASX), the Australian Securities and Investment Commission (ASIC), the New York Stock Exchange (NYSE), the US Securities and Exchange Commission (SEC) and various other rule-making bodies. We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the Company in a way that meets or exceeds appropriate community expectations.

James Hardie's corporate governance framework is reviewed regularly and upgraded or changed as appropriate to reflect our and our stakeholders' interests, changes in law and current best practices. We have, for example, recently undertaken a corporate governance review in each of the jurisdictions in which we operate and the results of this review are reflected in this report.

Our corporate governance standards apply to all of our subsidiaries.

Dutch Corporate Governance Code

On 9 December 2003, a new Dutch Code (the Code) on Corporate Governance was published by the Dutch Corporate Governance Committee (the Tabaksblat Committee). The Code includes a set of principles and best practice provisions, thereby creating a set of standards that govern the conduct of members of the Managing Board, the Supervisory Board and shareholders.

From the annual report for the financial year started on or after 1 January 2004 onwards, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. In this section, listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Code and, if they do not, why and to what extent they do not apply them.

The Code applies to James Hardie because it is a Dutch listed public limited liability company. We are required to report on the best practice provisions in the Code for this fiscal year.

ASX Principles and Recommendations

In March 2003, the ASX Corporate Governance Council released a publication titled *Principles of Good Corporate Governance and Best Practice Recommendations*, setting out ten core principles and 28 best practice recommendations which the ASX Corporate Governance Council believes underlie effective corporate governance.

Our compliance with the ASX Corporate Governance Council's Best Practice Recommendations (ASX Corporate Governance Council Recommendations) is noted throughout this report.

NYSE Corporate Governance Rules

In accordance with the corporate governance standards adopted by the New York Stock Exchange (NYSE) on 3 November 2004, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which are discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Sections 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and a written interim affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.

James Hardie complies with the mandatory NYSE listing standards and many of the non compulsory standards. In accordance with Section 303A.11, we disclose in this report, and in our Annual Report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our Annual Report on Form 20-F is available from the Investor Relations area of our website at www.jameshardie.com or from our corporate offices, the addresses of which are shown on page 141, or from the SEC's website, www.sec.gov.

Further Improvement of Our Corporate Governance Structure

In connection with the implementation of the Dutch Corporate Governance Code and the amendment to the Dutch Civil Code, a proposal will be put to our 2005 Annual General Meeting of shareholders to amend our current Articles of Association. The proposal contains an enhancement of the independent character of the Supervisory Board as well as a partial re-allocation of the powers of each of the Managing Board, Supervisory Board and Joint Board (created by the Company to match the one-tier board comprising both executive directors and non-executive directors that is familiar to Australian and US investors).

The combined powers of the Joint Board and the Supervisory Board will be brought in line generally with the powers usually available to the "outside directors" of traditional Dutch multinational companies, through their membership of the Supervisory Board.

The following pages contain an overview of our corporate governance framework.

Board Structure

James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.

In the Netherlands, a two-tier board structure with a Managing Board and a Supervisory Board is common. In Australia, the vast majority of companies listed on the ASX have a one-tier board comprising both executive directors and non-executive directors. Therefore, in addition to our Managing Board and Supervisory Board, our board structure includes a Joint Board (the "Board") comprising all non-executive directors and our CEO.

Although the responsibilities of each of our boards are not currently formalised in charters, we have developed charters of the Managing Board, Supervisory Board and Joint Board. These new charters will become effective on the date of amendment of our Articles of Association and will be put on the Investor Relations area of our website at www.jameshardie.com.

The table on page 60 of this annual report summarise the composition of our boards and board committees and each board member's attendance at meetings during the year.

Managing Board

Members

The Managing Board includes only executive directors. It consists of at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting. The Joint Board and any of our shareholders have the right to make nominations for the Managing Board.

The Supervisory Board appoints one member of the Managing Board as Chairman and one member as the Chief Executive Officer. The title of Chairman and Chief Executive Officer may be granted to the same person. The Managing Board is currently chaired by our Chief Executive Officer, Mr Gries.

If one, more or all members of the Managing Board are prevented from acting, or are failing to act, the Joint Board is authorised to designate a person temporarily in charge of management.

Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting. Furthermore, members of the Managing Board may be suspended by the Supervisory Board.

No member of the Managing Board (other than our CEO) shall hold office for a continuous period in excess of three years or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting for re-election.

Responsibilities

The Managing Board manages James Hardie. It is responsible for:

- the general affairs, operations and finance; and
- achieving James Hardie's goals, strategy and policies, and results.

The Managing Board is also responsible for complying with all relevant legislation and regulations and for managing the risks associated with our activities.

It reports related developments to, and discusses the internal risk management and control systems with, the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and to shareholders.

The Managing Board provides the Supervisory Board, in a timely manner, with all the information it needs to exercise the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees) shareholders, other stakeholders and all parties involved in or with James Hardie.

Supervisory Board

Members

The Supervisory Board includes only non-executive directors.

It consists of at least two members, or more as determined by the Joint Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting. The Joint Board and any of James Hardie's shareholders have the right to make nominations for the Supervisory Board.

If there is a vacancy on the Supervisory Board at any time after the end of an annual General Meeting and prior to the subsequent annual General Meeting, the Joint Board may appoint member(s) of the Supervisory Board to fill any vacancy, provided:

- that these member(s) retire(s) no later than at the end of the first Annual General Meeting following their appointment; and,

- the number of the members of the Supervisory Board appointed by the Joint Board at any given time does not exceed one-third of the aggregate number of members of the Supervisory Board as fixed by the Joint Board.

The Supervisory Board appoints one of its members as Chairman. In our case, this person also chairs the Joint Board. The Supervisory Board is currently chaired by Ms Hellicar.

No member of the Supervisory Board shall hold office for a continuous period in excess of three years or past the end of the third General Meeting of Shareholders following such member's appointment, whichever is the longer, without submitting for re-election.

Responsibilities
The Supervisory Board is responsible for:

- supervising the policy and actions pursued by the Managing Board; and
- the general course of affairs of James Hardie and the business enterprise it operates.

The Supervisory Board assists the Managing Board with advice relating to the general policy aspects connected with its activities. In discharging its duties, the Supervisory Board takes into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all parties involved in or with James Hardie.

Members of the Supervisory Board may be suspended and dismissed by the shareholders.

Joint Board
Members
The Joint Board consists of between three and twelve members as determined by the board's Chairman or a greater number as determined by our shareholders at a General Meeting.

The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the Chairman of the Supervisory Board decides, one or more other members of the Managing Board, to be designated by the Chairman of the Supervisory Board, provided that the number of members of the Managing Board on the Joint Board is never greater than the number of members of the Supervisory Board.

The Joint Board currently includes all of the members of the Supervisory Board as well as the Chairman of the Managing Board, ie the CEO.

The Joint Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. In our case, this person also chairs the Supervisory Board. The Joint Board is currently chaired by Ms Hellicar.

Our Joint Board structure and composition is consistent with ASX Corporate Governance Council Recommendations 1.1, 2.1, 2.2 and 2.3.

Responsibilities
The Joint Board is responsible for overseeing the general course of affairs of James Hardie, approving the strategy set by the Managing Board, and monitoring Company performance. To this end, we adopt a three-year business plan and a 12-month operating plan. Our financial results and performance are closely monitored against these plans.

Our Joint Board also seeks to ensure that we have in place effective external disclosure policies and procedures so that our shareholders and the financial markets are fully-informed on all material matters that might influence the share price.

The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the Company and its shareholders. Members of the Joint Board must fulfil their fiduciary duties to shareholders in compliance with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the company, including employees, customers, creditors and others with a legitimate interest in the Company's affairs.

In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Joint Board Committees and individual directors may seek independent professional advice at the Company's expense for the purposes of the proper performance of their duties.

The responsibilities of the Joint Board are consistent with ASX Corporate Governance Council Recommendation 1.1.

Processes
The Joint Board generally holds at least four meetings per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the Company's offices in the Netherlands, but may in exceptional circumstances be held elsewhere. In addition, meetings may also be held by telephone or video-conference provided that all participants can hear each other simultaneously. The vast majority of the Joint Board meetings shall physically be held in the Netherlands.

Each Joint Board meeting includes an executive session without any members of our management present.

The Joint Board has an annual program of visiting our facilities and spending time with line management, customers and suppliers to assist directors to better understand our businesses and the markets in which we operate.

Directors

Qualifications
Our directors possess qualifications, experience and expertise which will assist the board in fulfilling its responsibilities, and assist the Company to achieve future growth. The skills, experience and relevant expertise of each director, and his or her term of appointment, is summarised on pages 36 – 37 of this annual report and also appears on the Investor Relations area of our website (www.jameshardie.com)

Directors are required to be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.

The responsibilities of directors and our expectations of them are set out in a letter at the time the director is appointed, and are consistent with ASX Corporate Governance Council Recommendation 1.1.

Independence
All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.

In determining the independence of directors in accordance with applicable listing standards, and whether a director has a material relationship with the Company or another party that might impair his or her independence, the Joint Board considers all relevant facts and circumstances.

The Joint Board may determine that a director is independent even if there is a material relationship. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director's decisions in relation to the company.

The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, having regard to the accounting standards' approach to materiality.

The Joint Board has a policy that a majority of its members and the Chairman must be independent unless a greater members are required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Corporate Governance Committee, the Remuneration Committee and the Audit Committee, a director's independence is determined by the board in accordance with the rules and regulations of the applicable exchange or regulatory body.

In addition, the office of Chairman of the Joint Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.

This is consistent with ASX Corporate Governance Council Recommendation 2.3, the CEO and Chairman shall not be the same person.

The Joint Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of the Company or its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to our long-term growth and prosperity. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and our needs.

Our criteria for determining the independence of directors is consistent with the definition of "independence" set out in ASX Corporate Governance Council Recommendation 2.1. Our Chairman is independent – ASX Corporate Governance Council Recommendation 2.2.

The Joint Board has considered the issue of the independence of our directors and determined that each of the members of the Joint Board is independent, other than Mr Gries. Mr Gries is the Company's Chief Executive Officer and as such is not independent.

Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Audit Committee and the Remuneration Committee.

Two additional ways in which our corporate governance practices significantly differ from those followed by US domestic companies under NYSE listing standards should be noted. First, in the US, it is the audit committee of a board of directors that is required to be solely responsible for, among other matters, appointing a Company's independent auditor. However, in accordance with Dutch law, our shareholders are required to appoint our independent auditor. In addition, the NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee), and a nominating committee composed entirely of independent directors. In our case, the charters of the committees of our board of directors only require that we have a majority of independent directors on such committees, unless a higher number is mandatory.

Directors' shareholdings are disclosed elsewhere in this report and are not considered to detract from their independence.

All of the independent directors have:

- undertaken to advise the Joint Board of any change in their circumstances that could affect their independence; and
- completed a comprehensive questionnaire that confirms their independence.

The details provided above, and elsewhere in this report, are consistent with ASX Corporate Governance Council Recommendation 2.5.

Director Orientation
We have an orientation procedure for new directors. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for the fulfilment of the directors' duties.

Typically, a new director will undergo an extensive orientation that includes:

- visits to our facilities, meetings with management and customers; and
- reviews of financial position, strategy, operating performance and risk management;
- a review of his or her rights, duties and responsibilities; and
- a discussion of the role of Joint Board Committees.

We also have induction and orientation programs for executives and employees that are tailored according to seniority and position.

We encourage our directors to participate in continuing education programs to assist them in performing their responsibilities.

Remuneration

Under our Articles of Association, the salary, the bonus (if any) and the other terms and conditions of employment of the members of the Managing Board are determined by the Joint Board. Under an amendment to the Dutch Civil Code which came into force on 1 October 2004, the salary and bonus of members of the Managing Board must be determined within the scope and the limits of a Remuneration Policy.

A Remuneration Policy for the members of the Managing Board has been developed by the Supervisory and Joint Boards and will be submitted to our shareholders for adoption at the next General Meeting. Furthermore, arrangements for the remuneration of the members of the Managing Board in the form of shares or CUFSs, or rights to acquire shares or CUFSs, in James Hardie's share capital will be subject to the approval of shareholders at the 2005 General Meeting.

Under our Articles of Association, the Joint Board determines the remuneration of the members of the Supervisory Board, provided that the total amount does not exceed a maximum sum approved by shareholders at the General Meeting. Under the amendment to the Dutch Civil Code, the total remuneration of the members of the Supervisory Board will always be determined by shareholders.

Indemnification

Our Articles of Association generally provide that we will indemnify any person who is or was a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of such person's duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Management Succession

The Joint Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.

Board Committees

Our Joint Board has three committees: the Audit Committee; the Nominating and Governance Committee; and the Remuneration Committee. In addition, a fourth committee, known as the Special Committee, operated between 19 July 2004 and 31 March 2005.

Following the Corporate Governance review and changes proposed to the Articles of Association, the board committee structure is being revised and it is anticipated that the Supervisory Board instead of the Joint Board will have three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.

Audit Committee

Following our recent corporate governance review, changes were made to update and expand our Audit Committee Charter. The key aspects of the charter, as amended, at the date of this annual report are set out below.

Members and Independence

The Audit Committee contains at least three members of the Board, appointed by the Board. The majority of the members of the Audit Committee must be independent. If the rules and regulations of the ASX, the NYSE or any other applicable regulatory body mandatorily require more members of the Audit Committee to be independent, then the number of members of the Audit Committee required by the rules to be independent must be independent. For purposes of complying with any applicable independence requirements, a director's independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.

All members must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee, as determined by the Board. At least one member must have accounting or related financial management expertise, as determined by the Board. In addition, at least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Board in accordance with US Securities and Exchange Commission rules.

The Board appoints one member of the Audit Committee as its Chairman. The Chairman must be independent and is primarily responsible for the proper functioning of the Audit Committee. The Chairman acts as spokesman of the Audit Committee and is the main contact for the Board. The Chairman of the Audit Committee must not be the current Chairman of the Board or a former member of the

Managing Board.

At the date of this annual report, the members of the Audit Committee are Mr Brown (Chairman), Mr Loudon, Mr Gillfillan, Mr Clark and Ms Hellicar.

Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the Board has resolved to have him continue to serve on the Audit Committee.

Purpose, Duties and Responsibilities
The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling the Board's responsibilities relating to: the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the External Auditor's qualifications and independence; the Company's internal controls; oversight of risk assessment and management; the performance of the Company's internal audit function and the External Auditor; and such other matters as the Board may request from time to time.

Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the Company's accounting and financial policies and controls, including periodic discussions with management, internal auditors and the External Auditor, and seeks assurance of compliance with relevant regulatory and statutory requirements.

Financial Reports: The Audit Committee oversees the Company's financial reporting process and reports on the results of its activities to the Board. Specifically, the Audit Committee reviews with management and the External Auditor the Company's annual and quarterly financial statements and reports to shareholders, seeking assurance that the External Auditor is satisfied with the disclosures and content of the financial statements, and recommends their adoption to the Board. The Chairman of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews. In overseeing the financial reporting process, the Audit Committee:

- Oversees the submission of financial information by the Company (including information relating to the Company's choice of accounting policies, the application and assessment of the effects of new relevant legislation, and information on the treatment of estimated entries in the annual accounts).
- Meets to review and discuss with management and the External Auditor the annual audited and quarterly financial statements of the Company, including: (i) an analysis of the External Auditor's judgment as to the quality of the Company's accounting principles, including significant financial reporting issues and judgments made in connection with the preparation of the financial statements; (ii) the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," including accounting policies that may be regarded as critical; and (iii) major issues regarding the Company's accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles and financial statement presentations.
- Assesses whether the external reporting is consistent with the members of the Audit Committee's information and knowledge and is adequate for shareholder needs.
- Reviews and discusses corporate policies with respect to earnings press releases, as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies.

Risk Assessment and Management: The Audit Committee reviews, monitors and discusses the Company's policies and procedures with respect to:

a. the identification of strategic, operational and financial risks;

b. the establishment of effective systems to monitor, assess, prioritise, mitigate and manage risk; and

c. reporting systems for monitoring compliance with risk policies.

External Audit: The Audit Committee has general oversight of the appointment and provision of all external audit services to the Company. Specifically, the Audit Committee:

- Is responsible, in its capacity as a committee of the Board, for the selection, retention, compensation, and general oversight of the work of the External Auditor. Accordingly, it recommends the appointment and, as appropriate, the termination of the External Auditor to the General Meeting of shareholders. The External Auditor reports directly to the Audit Committee. At least every four years, the Audit Committee shall, together with the Managing Board, thoroughly assess the functioning of the External Auditor in the various entities and capacities in which the External Auditor operates. The main conclusions of the assessment are notified to the General Meeting, accompanied by, if appropriate, a proposal for the replacement of the External Auditor and appointment of a new External Auditor.
- Reviews all audit reports provided to the Company by the External Auditor.
- Obtains and reviews, at least annually, a report by the External Auditor describing: (i) the External Auditor's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years relating to one or more independent audits carried out by the External Auditors, as well as any steps taken by the External Auditor to deal with any such issues; and (iii) all relationships between the External Auditor and the Company.

- Approves in advance all audit services to be provided by the External Auditor.
- Establishes policies and procedures for the engagement of the External Auditor to provide permissible non-audit services, which shall include pre-approval of all permissible non-audit services to be provided by the External Auditor, and determines the involvement of the External Auditor in respect of the contents and publication of financial reporting by the Company other than the annual accounts.
- Considers, at least annually, the independence of the External Auditor, including whether the External Auditor's performance of permissible non-audit services is compatible with the auditor's independence, and obtains and reviews a report by the External Auditor describing any relationships between the External Auditor and the Company or any other relationships that may adversely affect the independence of the External Auditor. At least once a year, the Audit Committee shall, together with the Managing Board, report to the Board on the developments concerning the relationship with the External Auditor, in particular its independence. The report shall address issues including the adequacy of the rotation of the partners within the External Auditor firm, and the appropriateness of any non-audit services provided by the External Auditor. Ongoing retention of the External Auditor will take into account the outcome of this report.
- Oversees the compliance with recommendations and observations of the External Auditor.
- Reviews and discusses with the External Auditor: (i) the scope of the audit, the results of the audit, any irregularities in respect of the content of the financial reporting, and any difficulties the External Auditor encountered in the course of its audit work, including management's response, any restrictions on the scope of the External Auditor's activities or on access to requested information, and any significant disagreements with management; and (ii) any reports of the External Auditor with respect to interim periods.
- Establishes policies for the hiring of employees and former employees of the External Auditor.

Internal Audit: The Audit Committee oversees the Company's internal audit function, and approves the appointment and termination of all providers of internal audit services, both internal and external (including the Company's internal audit director from time to time). The Audit Committee approves, and can direct, the plan of action for internal audit services, takes note of internal audit findings and recommendations, supervises compliance with the plan and recommendations, and assesses the performance of the internal audit function. Specifically, the Audit Committee:

- Discusses with the internal auditors the overall scope and plans for its audit activities.
- Reviews and approves the annual internal audit plan and the related budget and work program.
- Reviews all internal audit reports.
- Oversees the implementation of corrective actions by management personnel.

In addition, the Audit Committee meets separately and periodically with all providers of internal audit services, at either the committee's or the internal auditor's request, and reviews and discusses the scope and results of the internal audit program. At least annually, the Audit Committee assesses the performance and objectivity of the internal audit function, including review of the internal audit program and co-ordination between internal and external auditors, and the need for any changes.

Internal Controls: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company's internal compliance and control systems as well as and the effectiveness of their implementation, including any significant deficiencies in internal controls and significant changes in such controls.

Disclosure Controls and Procedures: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company's disclosure controls and procedures and management reports thereon.

Complaints: The Audit Committee establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding questionable accounting and auditing matters.

Meetings

The Audit Committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places, and with such invitees, as the Audit Committee determines. A quorum for a meeting of the Audit Committee is a majority of its members. Resolutions of the Audit Committee are adopted by a majority of votes cast. The Audit Committee keeps minutes of meetings and records of resolutions passed, and these are included in the papers for the next Board meeting after each meeting of the Audit Committee. The Audit Committee reports regularly to the Board about its meetings and activities.

Communications

The Audit Committee maintains free and open communications with the External Auditor, the internal auditors and management. The committee periodically meets with the External Auditor without representatives of management to discuss the adequacy of the Company's disclosures and policies and to satisfy itself regarding the External Auditor's independence from management. The External Auditor may communicate with the Audit Committee or its Chairman at any time.

Access and Advisors

In exercising its oversight role, the Audit Committee may investigate any matter brought to its attention, and for this purpose has full access to the Company's records, personnel and any required external support. The Audit Committee has the authority to retain, at the

Company's expense, the External Auditor and such other outside counsel, accountants, experts and advisors as it determines appropriate to assist the Audit Committee in the performance of its functions. The Company will also provide funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Standards
The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the Company's financial reporting and practices.

Charter
The Audit Committee reviews and assesses the adequacy of its Charter at least annually, and recommends any changes it considers appropriate to the Board.

Annual Review
The Audit Committee conducts an annual performance review of the Audit Committee and reports its findings to the Board.

Conflicts of Interest
The Audit Committee oversees the Company's compliance programs with respect to legal and regulatory requirements and the Company's code of ethics policies, including reviewing related party transactions and other conflict of interest issues as they arise.

Reporting
In addition to providing the Board with a report and minutes of each of its meetings, the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the External Auditor, or the performance of the internal audit function.

Special Reviews
The Audit Committee may undertake other special duties as requested by the Board.

We have an Audit Committee (ASX Corporate Governance Council Recommendation 4.2); its structure is consistent with ASX Corporate Governance Council Recommendation 4.3; it has a charter (ASX Corporate Governance Council Recommendation 4.4) and we have provided the information indicated in the Guide to Reporting (ASX Corporate Governance Council Recommendation 4.5).

Our Audit Committee Charter, as amended, is available on our Investor Relations website at www.jameshardie.com

The Auditor Attends the Annual Information Meeting
Our auditor attends the Annual Information Meeting, consistent with ASX Corporate Governance Council Recommendation 6.2.

Certifying Financial Reports
Under United States law, the Chief Executive Officer and Chief Financial Officer certify that our accounts are a fair presentation of our financial condition and results in accordance with US law. Similarly, the CEO and CFO provide a sign-off in accordance with US requirements.

This is an appropriate certification and sign-off with regard to the laws governing the accounts of the Company and is also an appropriate certification and sign-off in relation to our accounts for the purposes of ASX Corporate Governance Council Recommendations 4.1 and 7.2.

Nominating and Governance Committee

Our Nominating and Governance Committee was formed in 2002 and operates in accordance with ASX Corporate Governance Council Recommendation 2.4. Following our recent corporate governance review, changes were made to update and expand our Nominating and Governance Committee Charter. The key aspects of the charter, as amended, at the date of this annual report are set out below.

Members and Independence
The Nominating and Governance Committee consists of at least three members of the Supervisory Board, who are appointed by the Board.

The majority of the members of the committee must be independent unless a greater number are required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, a director's independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.

The Joint Board appoints one member of the committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee's proper functioning, acts as the committee's spokesman and is the main contact for the Board.

At the date of this annual report, the members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Cameron, Mr Clark and Ms Hellicar.

Purpose, Duties and Responsibilities
The purpose of the committee is to identify individuals qualified to become members of the Managing Board or Board; recommend to the candidates for the Managing Board or Board (to be appointed by shareholders); recommend to the Board a set of corporate governance principles; and perform a leadership role in shaping the Company's corporate governance policies. The duties and responsibilities of the committee are to:

- Develop criteria for identifying and evaluating candidates for the Managing Board and the Board. These criteria include a candidate's business experience and skills, independence, judgment, integrity, ability to commit sufficient time and attention to the activities of the Managing Board and Board, as well as the absence of any potential conflicts with the Company's interests. In applying these criteria, the committee considers the needs of the Managing Board and the Board as a whole and seeks to achieve a diversity of occupational and personal backgrounds on the Board.

- Identify and review the qualifications of, and recruit candidates for, the Managing Board and the Board.
- Assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.
- Establish a procedure for the consideration of candidates for the Managing Board and the Board recommended by the Company's stockholders.
- Recommend to the Board candidates for election or re-election to the Managing Board and the Board, all to be elected by shareholders at a General Meeting.
- Recommend to the Board candidates to be appointed by the Board as necessary to fill vacancies and newly created directorships and make recommendations for the removal of directors.
- Develop and recommend to the Board a set of corporate governance principles and review and recommend changes to these principles, as necessary.
- Make recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.
- Recommend to the Board candidates for appointment to board committees and consider periodically rotating directors among the committees.
- Review and recommend to the Board retirement and other tenure policies for directors.
- Review directorships in other public companies held by or offered to directors and senior officers of the Company.
- Review and assess the channels through which the Board receives information, and the quality and timeliness of information received.
- Review the Company's succession plans relating to the CEO and other senior officers.
- Periodically evaluate the functioning of the individual members of the Managing Board and the Board and report the results of the evaluation to the Board.
- Periodically evaluate the scope and composition of the Managing Board and the Board, and propose the profile of the Board.
- Supervise the policy of the Managing Board in relation to the selection and appointment criteria for senior management.
- Annually evaluate the performance of the committee and the adequacy of the committee's charter.
- Perform such other duties and responsibilities as are consistent with the purpose of the committee and as the Board or the committee deems appropriate.

Outside Advisors
The committee has the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions, including sole authority to retain and terminate any search firm used to identify director candidates, and to approve the search firm' fees and other retention terms.

Meetings
The committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the committee determines. A quorum for a meeting of the committee is a majority of its members. Resolutions of the committee are adopted by a majority of votes cast. The committee reports regularly to the full Board with respect to its meetings.

Report
The committee prepares a report of its deliberations and findings and provides the Board with the report at the first meeting of the Board directly following the meeting of the committee and in any event no less frequently than annually.

Our Nominating and Governance Committee Charter, as amended, is available from the Investor Relations area of our website at www.jameshardie.com

The structure and responsibilities of the Nominating and Governance Committee are consistent with ASX Corporate Governance Council Recommendation 2.4; it provides the information indicated, consistent with ASX Corporate Governance Council Recommendation 2.5.

Remuneration Committee

Following our recent corporate governance review, changes were made to update and expand our Remuneration Committee Charter. The key aspects of the charter, as amended, at the date of this annual report are set out below.

Members and Independence
The Remuneration Committee consists of at least three members of the Supervisory Board, who are appointed by the Board.

The majority of the members of the Remuneration Committee must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors to serve on the Remuneration Committee, a director's independence shall be determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.

Additionally, members of the Remuneration Committee must qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

The Board appoints one member of the Remuneration Committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee's proper functioning, acts as the committee's spokesman and is the main contact for the Board. The Chair of the Remuneration committee may not be the current Chairman of the Board or a former member of the Managing Board.

At the date of this report, the members of the Remuneration Committee are Mr Barr (Chairman), Mr Loudon and Ms Hellicar.

Under the NYSE listing standards applicable to US companies, Mr Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Remuneration Committee.

Purpose, Duties, and Responsibilities
The purpose of the Remuneration Committee is to discharge the responsibilities of the Board relating to remuneration of the Company's senior executives and non-executive directors and to further advise the Board on the Company's remuneration policies and practices. The duties and responsibilities of the Remuneration Committee are to:

- Oversee the Company's overall remuneration structure, policies and programs, assess whether the Company's remuneration structure establishes appropriate incentives for management and employees, and approve any significant changes in the Company's remuneration structure, policies and programs.
- Administer and make recommendations to the Board with respect to the Company's incentive-compensation and equity-based remuneration plans, including the Company's 2001 Equity Incentive Plan.
- Review the remuneration of directors, for service on the Board and the Board committees and recommend changes in remuneration to the Board.
- Prepare a proposal for the Board concerning the remuneration policy for the members of the Managing Board to be put to a General Meeting.
- Review and make recommendations to the Board on the Company's recruitment, retention and termination policies and procedures for senior management.
- Prepare a proposal concerning the individual remuneration of the members of the Managing Board to be put to the Board, including: (i) the remuneration structure; and (ii) the amount of fixed remuneration, shares and/or options and/or other variable remuneration components, pension rights, severance pay and other forms of remuneration to be awarded, as well as the related performance criteria.
- Review and approve corporate goals and objectives relevant to the remuneration of the members of the Managing Board, evaluate the performance of the members of the Managing Board in light of those goals and objectives, and recommend to the Board the remuneration of the members of the Managing Board.
- Prepare the remuneration report on the remuneration policies for the Managing Board to be put to the Board for adoption. The remuneration report comprises a report on the way in which the remuneration policy was implemented in the most recent financial year as well as an outline of the remuneration policy that will be implemented in the following years. At a minimum, the outline must contain the information as referred to in best practice provision II.2.10 of the Dutch Corporate Governance Code. The remuneration report shall be posted on the Company's website.
- Make recommendations regarding the remuneration of the Company's other senior executives.
- Approve stock option and other stock incentive awards for senior executives.
- Review and approve the design of incentive schemes and other benefit plans pertaining to senior executives.
- Review and recommend employment agreements and severance arrangements for senior executives, including change-in-control provisions, plans or agreements.
- Approve, amend or modify the terms of any remuneration or benefit plan that does not require shareholder approval.
- Annually evaluate the performance of the Remuneration Committee and the adequacy of this charter.
- Perform such other duties and responsibilities as are consistent with the purpose of the Remuneration Committee and as the Board or the Remuneration Committee deems appropriate.

Sub-committees
The Remuneration Committee may delegate any of the foregoing duties and responsibilities to a sub-committee of the Remuneration Committee consisting of not less than two members of the committee.

Outside Advisors
The Remuneration Committee will have the sole authority to retain, at the expense of the company, such outside counsel, experts, remuneration consultants and other advisors as it determines appropriate to assist it in the full performance of its functions.

Meetings
The Remuneration Committee will meet as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the Remuneration Committee determines. A quorum for a meeting of the Remuneration Committee is a majority of its members. Resolutions of the Remuneration Committee are adopted by a majority of votes cast. The Remuneration Committee will report regularly to the full Board with respect to its meetings and activities.

Report
The Remuneration Committee prepares a report of its deliberations and findings and provides the Board with the

report at its first meeting directly following the meeting of the Remuneration Committee and, in any event, no less frequently than annually.

Further information on remuneration matters is also set out in the Directors' Report on pages 63 – 78.

Our Remuneration Committee Charter, as amended, is available from the Investor Relations area of our website at www.jameshardie.com

As part of the Directors' Report we have also included a Remuneration Report which provides disclosure about the Company's Remuneration policies.

The establishment of a Remuneration Committee is consistent with ASX Corporate Governance Council Recommendation 9.2. The structure and disclosure of our remuneration arrangements is consistent with ASX Corporate Governance Council Recommendations 9.1, 9.3, 9.4 and 9.5.

Special Committee

In July 2004, the Board established a committee of the Board to oversee our participation in the SCI's investigation into the Foundation. The Special Committee was wound-up on 31 March 2005.

Ms Hellicar (Chairman), Mr McGauchie and Mr Gillfillan served on the Special Committee. Its responsibilities included:

- Reviewing the SCI's report, which was delivered to the NSW Government on 21 September 2004, and recommending to the Joint Board appropriate actions in response to its findings; and
- Overseeing any developments with respect to or discussion of arrangements as to the SCI's findings and taking any recommendations to the Joint Board and, ultimately, to our shareholders for approval.

Policies and Programs

We have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:

- Risk Management
- Business Conduct and Ethics
- Ethics Hotline (Whistleblower)
- Continuous Disclosure and Market Communication
- Insider Trading.

Risk Management

The Joint Board, together with the Audit Committee, is responsible for satisfying itself that our risk management systems are effective and, in particular, for ensuring that:

- the principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Company has taken the following steps to address identified risks. It has:

- established policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issued and revised standards and procedures in relation to environmental and health and safety matters;
- implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and
- issued procedures requiring that significant capital and recurring expenditure is approved at an appropriate level of management or by the Joint Board.

The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the Company's risk management systems. The internal and external audit functions are separate from and independent of each other.

The above risks are also addressed in our Code of Business Conduct and Ethics which applies to all employees and directors, and monitored through regular reports to the Joint Board. Where appropriate, members of the management team and independent advisers also make presentations to the Joint Board and to the Audit Committee during the year.

We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control system.

In accordance with Best Practice Provision II.1.4 of the Dutch Corporate Governance Code, our Managing Board has assessed our internal risk management and control systems. Based on the Managing Board's most recent assessment, the Managing Board believes that our internal risk management and control systems provide a reasonable level of assurance that they are adequate and that they have operated effectively in fiscal year 2005. Consequently, the Managing Board has concluded that we are in compliance with the requirements of Best Practice Provision II:1.4 of the Dutch Corporate Governance Code.

Notwithstanding the foregoing, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Our analysis of our internal risk management and control systems for purposes of the Dutch Corporate Governance Code is different from the report that we will be required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management report on a Company's internal control over financial reporting that is accompanied by a separate auditor's report on management's assessment. For foreign private issuers, including James Hardie, the deadline for complying with the requirements of Section 404 has been extended to the first fiscal year ending on or after 15 July 2006 or, in James Hardie's case, 31 March 2007. Accordingly, our Section 404 report will appear in our Annual Report on Form 20-F for the fiscal year ending 31 March 2007.

Our risk management procedures are consistent with ASX Corporate Governance Council Recommendations 7.1, 7.2 and 7.3.

Business Conduct and Ethics

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour.

We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees, including our senior executives and directors.

Specific action, including training and education, has been taken to ensure that employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.

Ethics Hotline (Whistleblower)

Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has developed and is progressively implementing telephone Ethics Hotlines to allow employees in each jurisdiction in which we operate to anonymously report any concerns.

The Ethics Hotline will be introduced progressively in James Hardie's operations in the Netherlands, the United States and Australia before 31 July 2005. The policy has been customised to take into account the CLERP 9 requirements to protect the privacy of individuals who use the service, in line with Australian standards.

Our Code of Business Conduct and Ethics also covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders.

Our Code of Business Conduct and Ethics, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com

Our actions, outlined above, to promote ethical and responsible decision-making are consistent with ASX Corporate Governance Council Recommendations 3.1, 3.2, 3.3 and 10.1.

Our Code of Business Conduct and Ethics is consistent with ASX Corporate Governance Council Recommendation 10.1.

Continuous Disclosure and Market Communication

We comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and the Netherlands (AFM).

Disclosure

We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand James Hardie's strategies, assess the quality of its management, and examine its financial position and the strength of its growth prospects.

The policy is also designed to ensure that James Hardie satisfies its legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as its obligations in the United States where the Company is traded on the NYSE, and in the Netherlands.

Communication

We are committed to communicating effectively with our investors. Our investor relations program includes:

- management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;
- audio webcasts of other management briefings and view webcasts of the shareholder information meeting;
- a comprehensive Investor Relations website that displays all Company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and roadshow presentations;
- Australian and United States site visits and briefings on strategy for investment analysts;
- a quarterly newsletter available to shareholders and other

interested parties;

- an e-mail alert service to advise investors and other interested parties of announcements and other events; and
- equality of access for shareholders, investment analysts and the media to briefings, presentations and meetings

Shareholders' Participation
We encourage our shareholders to exercise their rights at our General Meeting. While the Company's General Meetings take place in the Netherlands, we conduct Information Meetings in Australia to enable CUFS holders to attend a meeting together to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in the Netherlands.

We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the meeting. We implemented this process to make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders can also ask questions from the floor during the Information Meeting.

For the benefit of holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast then remains on the Company's website so it can be replayed later if required.

Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend the General Meeting either in person or by proxy; to address shareholder meetings; and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.

We set a registration date for the exercise of the voting rights at a General Meeting. Shareholders and CUFSs holders registered at this date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares. This date is published in advance of every General Meeting. Shareholders who are entitled to attend a General Meeting may be represented by proxies.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of the General Meeting will be validly adopted by an absolute majority of the votes cast at a meeting at which at least 5% of our issued share capital is present or represented.

Explanatory notes to the Notice of Meeting inform shareholders of all facts and circumstances relevant to the proposed resolutions. The explanatory notes are sent to shareholders and made available on our Investor Relations website at www.jameshardie.com

Our Continuous Disclosure and Market Communication Policy is consistent with ASX Corporate Governance Council Recommendation 5.1.

Our communication strategies are consistent with ASX Corporate Governance Council Recommendation 6.1.

Our Continuous Disclosure and Market Communication Policy is available in the Investor Relations area of our website at www.jameshardie.com

Insider Trading
Directors and senior executives are subject to our Insider Trading Policy and rules.

Directors and senior executives, among others, must notify the designated compliance officer, currently our General Counsel, before buying or selling our shares. James Hardie shares may only be bought or sold by employees, including senior executives and directors, within four weeks beginning two days after the announcement of quarterly or full year results.

The Joint Board recognises that it is the individual responsibility of each director and employee of James Hardie to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the Joint Board in no way implies Joint Board approval of any transaction. Our Insider Trading Policy is available in the Investor Relations area of our website at www.jameshardie.com

Our Insider Trading Policy and rules are consistent with ASX Corporate Governance Council Recommendation 3.2.

Discussion of Dutch Corporate Governance Codes and Requirements

Compliance with the Dutch Corporate Governance Code
James Hardie's corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board and they are accountable for this to shareholders at the General Meeting.

Not applying a specific best practice provision is not in itself considered objectionable by the Code, and may well be justified because of particular circumstances relevant to James Hardie. In accordance with the requirements of Dutch law, we describe below instances where James Hardie does not (yet) fully comply with the letter of a principle or best practice provision in the Code applying to the Managing Board or the Supervisory Board. To the extent we do not apply such principles and best practice provisions, or do not intend to apply these in the current or the subsequent financial year, we state the reasons.

Managing Board
On the basis of article 14.2 of James Hardie's Articles of Association, a member of the Managing Board will be appointed for a maximum term of three years, except for the Chief Executive Officer. Pursuant to Best Practice Provision II.1.1 of the Code, a member of the Managing Board shall be appointed for a maximum term of four years. On 22 October 2004, Mr Gries was appointed by the Joint Board as interim member of the Managing Board with the title Chief Executive Officer. Mr Gries will be nominated for appointment as Member of the Managing Board at the next Annual General Meeting for a term to coincide with his tenure as CEO. We believe that not setting a limitation for

the appointment of our Chief Executive Officer is conducive to the continuity of our management.

With regard to the Best Practice provisions of the Code dealing with the Managing Board's remuneration:

1. The Principle preceding Best Practice Provision II.2.9 provides that the remuneration of members of the Managing Board shall be resolved within the scope of the Remuneration Policy adopted by the General Meeting. Our remuneration policies and practices are well documented in the Directors' Report on pages 63 – 78 and our Supervisory Board has recently adopted a Remuneration Policy for members of the Managing Board. This policy will be presented to shareholders for adoption at the 2005 General Meeting.
2. The Principle preceding Best Practice Provision II.2.9 also provides that schemes whereby members of the Managing Board are remunerated in the form of shares or rights to acquire shares shall be submitted to the General Meeting for approval. A 2005 Managing Director Transitional Stock Option Plan will be presented at the 2005 General Meeting of Shareholders for approval.
3. Best Practice Provision II.2.6 provides that neither the exercise price nor the other conditions regarding options granted to members of the Managing Board be modified during the term of the options, except as prompted by structural changes relating to shares or the Company in accordance with established market practice. James Hardie may modify the term of the options as specified in the 2005 Managing Director Transitional Stock Option Plan or employment agreement with a member of the Managing Board upon the departure of the employee.

Best Practice Provision II.2.7. provides that a severance payment to a member of the Managing Board shall not exceed one time the amount of the fixed salary. At the time of the resignation of Mr Macdonald as Chief Executive Officer and member of the Managing Board, we agreed to pay him a higher amount, based on his employment contract (entered into before the new Dutch Code came into effect). In contracts with members of the Managing Board, the severance payments are agreed upon on an individual basis, taking into account home country practice and the member of the Managing Board's specific situation, provided that a severance payment can not exceed the limits set out in the Corporations Act (2001) unless approved by shareholders at a General Meeting.

Best Practice Provision II.2.8. provides that a company shall not grant loans to members of the Managing Board. We had granted a loan to Mr Macdonald which was settled at the time of his resignation.

Supervisory Board
Best Practice Provision III.1.1 provides that the Supervisory Board adopts a Supervisory Board Charter. Subsequent to the end of fiscal year 2005, the Supervisory Board adopted a Supervisory Board Charter which will become effective once amendments to the Articles of Association are approved at the 2005 General Meeting. The Supervisory Board Charter will then be put on the Investor Relations area of our website at www.jameshardie.com.

Best Practice Provision III.3.1 provides that the Supervisory Board adopts a profile of its size and composition. Subsequent to the end of fiscal year 2005, the Supervisory Board has prepared a Supervisory Board profile that satisfies the recommendations of the Code. The profile is available on the Investor Relations area of our website at www.jameshardie.com.

Best Practice Provision III.3.6 provides that the Supervisory Board draws up a retirement schedule. The dates of re-election of the members of the Supervisory Board are available in the Investor Relations area of our website and, subsequent to the end of fiscal year 2005, the Supervisory Board has prepared a Supervisory Board retirement schedule that satisfies the recommendations of the Code. The schedule is available on the Investor Relations area of our website www.jameshardie.com.

Principle III.5 provides that if the Supervisory Board comprises more than four members, it shall appoint from among its members an audit committee, a remuneration committee and a selection and appointment committee. James Hardie has established an Audit Committee, Nominating and Governance Committee and Remuneration Committee which currently all operate as committees of the Joint Board instead of the Supervisory Board, although all committee members are only Supervisory Board members. Following approval by shareholders of amendments to our Articles of Association, these committees will become committees of the Supervisory Board.

Best Practice Provision III.5.1 provides that charters for each of the committees of the Supervisory Board shall be adopted by the Supervisory Board. While James Hardie had charters for each of the Audit Committee, Nominating and Governance Committee and the Remuneration Committee throughout fiscal year 2005, these charters were subsequently updated to reflect the Code's requirements with regards to the responsibilities of each of the committees. The revised charters are available on the Investor Relations area of our website www.jameshardie.com.

Best Practice Provision III.6.5 provides that the Supervisory Board Charter should include provisions on dealing with conflicts of interests between James Hardie and the members of the Managing Board or Supervisory Board. Articles 16 and 24 of James Hardie's Articles of Association deal with potential conflicts of interest between members of the Managing and Supervisory Board. Subsequent to the end of fiscal year 2005, the Supervisory Board finalised a Supervisory Board Charter which includes the requirements relating to conflicts of interest as recommended by the Code.

Best Practice Provision III.7.1 provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Currently, on the basis of James Hardie's Supervisory Board Share Plan, members of the Supervisory Board are obliged to receive a minimum of US$10,000 of their annual remuneration in the form of shares with the option to use a larger part of their annual remuneration to buy shares. It is intended to continue, and indeed enhance, this practice, which assists in aligning directors' interests with those of shareholders.

Limitations on Right to Hold Our Shares

Subject to certain exceptions, our Articles of Association prohibit the holding of shares if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares:

- the number of shares in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of our issued and outstanding share capital; or
- the voting rights which any person, directly or indirectly, is entitled to exercise at a General Meeting increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a General Meeting. The purpose of this prohibition is to ensure that the principles which underpin the Australian Corporations Act 2001 takeover regime are complied with in a change of control, namely that:
  - the acquisition of control over James Hardie takes place in an efficient, competitive and informed market;
  - the holders of the shares or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in James Hardie, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal; and
  - as far as practicable, the holders of shares or CUFS *inter alia* all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in James Hardie. The Articles of Association include certain exceptions to this prohibition.

The Supervisory Board may cause James Hardie to exercise these powers if James Hardie has first obtained a judgment from a court of competent jurisdiction that a breach of the prohibition has occurred and is continuing. Alternatively, these powers may also be exercised without having recourse to the courts if certain procedures in relation to obtaining legal advice are followed. Our right to exercise these powers by complying with these procedures must be renewed by shareholder approval every five years or such powers will lapse. If renewed, confirmation of this renewal must be made by lodgement of a declaration by the Joint Board with the relevant authority in accordance with Dutch law.

Although these provisions may help to ensure that no person may acquire voting control of James Hardie without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of James Hardie.

Updated Information

We have a dedicated section on corporate governance as part of our Investor Relations area of our website at www.jameshardie.com

Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of James Hardie Industries N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company is subject to certain significant contingencies, including asbestos-related claims against former subsidiaries; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Heads of Agreement; an investigation by the Australian Securities and Investments Commission; and an indemnity to ABN 60 together with a related commitment to provide interim funding to the Medical Research and Compensation Foundation.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
13 May 2005

Consolidated Balance Sheets

		(Millions of US dollars) 31 March		(Millions of Australian dollars) 31 March	
ASSETS	Notes	**2005**	2004	**2005**	2004
				(Unaudited)	(Unaudited)
Current assets:					
Cash and cash equivalents	3	**$ 113.5**	$ 72.3	**A$ 146.9**	A$ 95.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$1.9 million) and $1.2 million (A$1.6 million) as of 31 March 2005 and 31 March 2004, respectively	4	**127.2**	118.4	**164.7**	155.8
Inventories	5	**99.9**	103.2	**129.3**	135.8
Refundable income taxes	14	**–**	37.8	**ao**	49.7
Prepaid expenses and other current assets		**12.0**	8.8	**15.5**	11.6
Deferred tax assets	14	**26.0**	24.7	**33.7**	32.5
Total current assets		**378.6**	365.2	**490.1**	480.5
Long-term receivables and other assets		**0.8**	9.8	**1.0**	12.9
Property, plant and equipment, net	6	**685.7**	567.1	**887.7**	746.1
Intangible assets, net	7	**3.1**	3.0	**4.0**	3.9
Prepaid pension cost	8	**8.4**	14.1	**10.9**	18.5
Deferred tax assets	14	**12.3**	12.0	**15.9**	15.8
Total assets		**$ 1,088.9**	$ 971.2	**A$ 1,409.6**	A$ 1,277.7
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	9	**$ 94.0**	$ 78.5	**A$ 121.7**	A$ 103.3
Current portion of long-term debt	10	**25.7**	17.6	**33.3**	23.2
Short-term debt	10	**11.9**	10.8	**15.4**	14.2
Accrued payroll and employee benefits		**35.7**	41.1	**46.2**	54.1
Accrued product warranties	12	**8.0**	9.7	**10.4**	12.8
Income taxes payable	14	**21.4**	9.8	**27.7**	12.9
Other liabilities		**1.7**	1.8	**2.2**	2.4
Total current liabilities		**198.4**	169.3	**256.9**	222.9
Long-term debt	10	**121.7**	147.4	**157.6**	193.9
Deferred income taxes	14	**77.5**	65.2	**100.3**	85.8
Accrued product warranties	12	**4.9**	2.3	**6.3**	3.0
Other liabilities	11, 14	**61.7**	82.3	**79.9**	108.3
Total liabilities		**464.2**	466.5	**A$ 601.0**	A$ 613.9
Commitments and contingencies	13				
Shareholders' equity:					
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 459,373,176 shares issued and outstanding at 31 March 2005 and 458,558,436 shares issued and outstanding at 31 March 2004	16, 20	**245.8**	245.2		
Additional paid-in capital	16, 20	**139.4**	134.0		
Retained earnings		**264.3**	151.1		
Employee loans	16	**(0.7)**	(1.3)		
Accumulated other comprehensive loss	19	**(24.1)**	(24.3)		
Total shareholders' equity		**624.7**	504.7		
Total liabilities and shareholders' equity		**$ 1,088.9**	$ 971.2		

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(US$)

(Millions of US dollars, except per share data)	Notes	Years Ended 31 March **2005**	2004	2003
Net sales	18	**$ 1,210.4**	$ 981.9	$ 783.6
Cost of goods sold		**(784.0)**	(623.0)	(492.8)
Gross profit		**426.4**	358.9	290.8
Selling, general and administrative expenses		**(174.5)**	(162.0)	(144.9)
Research and development expenses		**(21.6)**	(22.6)	(18.1)
SCI and other related expenses	13	**(28.1)**	–	–
Other operating (expense) income	8	**(6.0)**	(2.1)	1.0
Operating income		**196.2**	172.2	128.8
Interest expense		**(7.3)**	(11.2)	(23.8)
Interest income		**2.2**	1.2	3.9
Other (expense) income		**(1.3)**	3.5	0.7
Income from continuing operations before income taxes	18	**189.8**	165.7	109.6
Income tax expense		**(61.9)**	(40.4)	(26.1)
Income from continuing operations		**127.9**	125.3	83.5
Discontinued operations:				
(Loss) income from discontinued operations, net of income tax benefit (expense) of $0.2 million, ($0.1) million and ($1.6) million for 2005, 2004 and 2003, respectively	15	**(0.3)**	0.2	3.0
(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of nil, $4.8 million and ($45.3) million for 2005, 2004 and 2003, respectively	15	**(0.7)**	4.1	84.0
(Loss) income from discontinued operations		**(1.0)**	4.3	87.0
Net income		**$ 126.9**	$ 129.6	$ 170.5
Income per share – basic:				
Income from continuing operations		**$ 0.28**	$ 0.27	$ 0.18
Income from discontinued operations		**–**	0.01	0.19
Net income per share – basic		**$ 0.28**	$ 0.28	$ 0.37
Income per share – diluted:				
Income from continuing operations		**$ 0.28**	$ 0.27	$ 0.18
Income from discontinued operations		**–**	0.01	0.19
Net income per share – diluted		**$ 0.28**	$ 0.28	$ 0.37
Weighted average common shares outstanding (Millions):				
Basic	2	458.9	458.1	456.7
Diluted	2	461.0	461.4	459.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(A$ Unaudited)

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2005	2004	2003
Net sales	**A$ 1,636.3**	A$ 1,415.8	A$ 1,395.5
Cost of goods sold	**(1,059.9)**	(898.3)	(877.6)
Gross profit	**576.4**	517.5	517.9
Selling, general and administrative expenses	**(235.9)**	(233.6)	(258.1)
Research and development expenses	**(29.2)**	(32.6)	(32.2)
SCI and other related expenses	**(38.0)**	–	–
Other operating (expense) income	**(8.1)**	(3.0)	1.8
Operating income	**265.2**	248.3	229.4
Interest expense	**(9.9)**	(16.1)	(42.4)
Interest income	**3.0**	1.7	6.9
Other (expense) income	**(1.8)**	5.0	1.2
Income from continuing operations before income taxes	**256.5**	238.9	195.1
Income tax expense	**(83.7)**	(58.3)	(46.5)
Income from continuing operations	**172.8**	180.6	148.6
Discontinued operations:			
(Loss) income from discontinued operations, net of income tax benefit (expense) of A$0.3 million, (A$0.1) million and (A$2.8) million for 2005, 2004 and 2003, respectively	**(0.4)**	0.3	5.4
(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of nil, A$6.9 million and (A$80.7) million for 2005, 2004 and 2003, respectively	**(0.9)**	5.9	149.6
(Loss) income from discontinued operations	**(1.3)**	6.2	155.0
Net income	**A$ 171.5**	A$ 186.8	A$ 303.6
Income per share – basic:			
Income from continuing operations	**A$ 0.38**	A$ 0.40	A$ 0.32
Income from discontinued operations	**–**	0.01	0.34
Net income per share – basic	**A$ 0.38**	A$ 0.41	A$ 0.66
Income per share – diluted:			
Income from continuing operations	**A$ 0.37**	A$ 0.39	A$ 0.32
Income from discontinued operations	**–**	0.01	0.34
Net income per share – diluted	**A$ 0.37**	A$ 0.40	A$ 0.66
Weighted average common shares outstanding (Millions):			
Basic	**458.9**	458.1	456.7
Diluted	**461.0**	461.4	459.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(US$)

(Millions of US dollars)	Years Ended 31 March 2005	2004	2003
Cash flows from operating activities:			
Net income	**$ 126.9**	$ 129.6	$ 170.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**–**	(4.1)	(84.8)
Loss (gain) on sale of land and buildings	**0.7**	(4.2)	–
Gain on disposal of investments and negotiable securities	**–**	–	(0.4)
Impairment loss on investment	**2.1**	2.2	–
Depreciation and amortisation	**36.3**	36.4	28.7
Deferred income taxes	**11.1**	14.6	(10.6)
Prepaid pension cost	**7.6**	1.8	2.3
Tax benefit from stock options exercised	**0.4**	0.4	0.8
Stock compensation	**3.0**	3.3	1.9
Other	**–**	0.7	–
Changes in operating assets and liabilities:			
Accounts receivable	**(3.7)**	(24.8)	(10.8)
Inventories	**4.3**	(24.9)	(8.5)
Prepaid expenses and other current assets	**32.6**	2.1	(12.5)
Accounts payable	**15.0**	1.3	14.5
Accrued liabilities and other liabilities	**(16.5)**	28.2	(26.3)
Net cash provided by operating activities	**219.8**	162.6	64.8
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(153.2)**	(74.8)	(90.2)
Proceeds from sale of property, plant and equipment	**3.4**	10.9	49.0
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**–**	5.0	334.4
Proceeds from sale and maturity of investments	**–**	–	1.1
Collections on loans receivable	**0.6**	0.9	0.7
Cash transferred on establishment of ABN 60 Foundation	**–**	–	(57.1)
Net cash (used in) provided by investing activities	**(149.2)**	(58.0)	237.9
Cash flows from financing activities:			
Net proceeds from line of credit	**0.5**	0.5	3.1
Proceeds from borrowings	**–**	–	2.4
Repayments of borrowings	**(17.6)**	–	(160.0)
Proceeds from issuance of shares	**2.6**	3.2	4.2
Repayments of capital	**–**	(68.7)	(94.8)
Dividends paid	**(13.7)**	(22.9)	(34.3)
Net cash used in financing activities	**(28.2)**	(87.9)	(279.4)
Effects of exchange rate changes on cash	**(1.2)**	0.5	0.7
Net increase in cash and cash equivalents	**41.2**	17.2	24.0
Cash and cash equivalents at beginning of period	**72.3**	55.1	31.1
Cash and cash equivalents at end of period	**113.5**	72.3	55.1
Components of cash and cash equivalents:			
Cash at bank and on hand	**28.6**	24.6	39.7
Short-term deposits	**84.9**	47.7	14.9
Cash and cash equivalents – continuing operations	**113.5**	72.3	54.6
Cash at bank and on hand – discontinued operations	**–**	–	0.5
Cash and cash equivalents at end of period	**$ 113.5**	$ 72.3	$ 55.1
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**$ 10.7**	$ 11.7	$ 28.1
Cash paid (refunded) during the period for income taxes, net	**$ 15.7**	$ (6.5)	$ 77.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(A$ Unaudited)

(Millions of Australian dollars)	2005	2004	2003
		Years Ended 31 March	
Cash flows from operating activities:			
Net income	**A$ 171.5**	A$ 186.8	A$ 303.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposal of subsidiaries and businesses	**–**	(5.9)	(151.0)
Loss (gain) on sale of land and buildings	**0.9**	(6.1)	–
Gain on disposal of investments and negotiable securities	**–**	–	(0.7)
Impairment loss on investment	**2.8**	3.2	–
Depreciation and amortisation	**49.1**	52.5	51.1
Deferred income taxes	**15.0**	21.1	(18.9)
Prepaid pension cost	**10.3**	2.6	4.1
Tax benefit from stock options exercised	**0.5**	0.6	1.4
Stock compensation	**4.1**	4.8	3.4
Other	**–**	1.0	–
Changes in operating assets and liabilities:			
Accounts receivable	**(5.0)**	(35.8)	(19.2)
Inventories	**5.8**	(35.9)	(15.1)
Prepaid expenses and other current assets	**44.1**	3.1	(22.2)
Accounts payable	**20.3**	1.9	25.8
Accrued liabilities and other liabilities	**(22.3)**	40.7	(46.8)
Net cash provided by operating activities	**297.1**	234.6	115.5
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(207.1)**	(107.9)	(160.6)
Proceeds from sale of property, plant and equipment	**4.6**	15.7	87.3
Proceeds from disposal of subsidiaries and businesses, net of cash invested	**–**	7.2	595.5
Proceeds from sale and maturity of investments	**–**	–	2.0
Collections on loans receivable	**0.8**	1.3	1.2
Cash transferred on establishment of ABN 60 Foundation	**–**	–	(94.5)
Net cash (used in) provided by investing activities	**(201.7)**	(83.7)	430.9
Cash flows from financing activities:			
Net proceeds from line of credit	**0.7**	0.7	5.5
Proceeds from borrowings	**–**	–	4.3
Repayments of borrowings	**(23.8)**	–	(284.9)
Proceeds from issuance of shares	**3.5**	4.6	7.5
Repayments of capital	**–**	(99.1)	(168.8)
Dividends paid	**(18.5)**	(33.0)	(61.1)
Net cash used in financing activities	**(38.1)**	(126.8)	(497.5)
Effects of exchange rate changes on cash	**(5.5)**	(20.2)	(16.2)
Net increase in cash and cash equivalents	**51.8**	3.9	32.7
Cash and cash equivalents at beginning of period	**95.1**	91.2	58.5
Cash and cash equivalents at end of period	**146.9**	95.1	91.2
Components of cash and cash equivalents:			
Cash at bank and on hand	**37.0**	32.4	65.7
Short-term deposits	**109.9**	62.7	24.7
Cash and cash equivalents – continuing operations	**146.9**	95.1	90.4
Cash at bank and on hand – discontinued operations	**–**	–	0.8
Cash and cash equivalents at end of period	**A$ 146.9**	A$ 95.1	A$ 91.2
Supplemental disclosure of cash flow activities:			
Cash paid during the period for interest, net of amounts capitalised	**A$ 14.5**	A$ 16.9	A$ 50.0
Cash paid (refunded) during the period for income taxes, net	**A$ 21.1**	A$ (9.4)	A$ 137.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2002	$ 205.4	$ 323.5	$ (91.8)	$ (2.1)	$ (64.3)	$ 370.7
Comprehensive income (loss):						
Net income	–	–	170.5	–	–	170.5
Other comprehensive income (loss):						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	21.9	21.9
Additional minimum pension liability adjustment	–	–	–	–	(7.7)	(7.7)
Other comprehensive income	–	–	–	–	15.3	15.3
Total comprehensive income						185.8
Dividends paid	–	–	(34.3)	–	–	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	–	–	–	–
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	–	–	–	–	(94.8)
Stock compensation	–	1.9	–	–	–	1.9
Tax benefit from stock options exercised	–	0.8	–	–	–	0.8
Employee loans repaid	–	–	–	0.4	–	0.4
Stock options exercised	1.2	3.0	–	–	–	4.2
Balances as of 31 March 2003	**$ 269.7**	**$ 171.3**	**$ 44.4**	**$ (1.7)**	**$ (49.0)**	**$ 434.7**
Comprehensive income (loss):						
Net income	–	–	129.6	–	–	129.6
Other comprehensive income (loss):						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	16.0	16.0
Unrealised loss on available-for-sale securities	–	–	–	–	(0.1)	(0.1)
Additional minimum pension liability adjustment	–	–	–	–	7.7	7.7
Other comprehensive income	–	–	–	–	24.7	24.7
Total comprehensive income						154.3
Dividends paid	–	–	(22.9)	–	–	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	–	–	–	–
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	–	–	–	–	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	–	–	–	–
Stock compensation	–	3.3	–	–	–	3.3
Tax benefit from stock options exercised	–	0.4	–	–	–	0.4
Employee loans repaid	–	–	–	0.4	–	0.4
Stock options exercised	0.8	2.4	–	–	–	3.2
Balances as of 31 March 2004	**$ 245.2**	**$ 134.0**	**$ 151.1**	**$ (1.3)**	**$ (24.3)**	**$ 504.7**

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2004	$ 245.2	$ 134.0	$ 151.1	$ (1.3)	$ (24.3)	$ 504.7
Comprehensive income (loss):						
Net income	–	–	126.9	–	–	126.9
Other comprehensive income (loss):						
Amortisation of unrealised transition loss on derivative instruments	–	–	–	–	1.1	1.1
Foreign currency translation gain	–	–	–	–	(0.9)	(0.9)
Other comprehensive income	–	–	–	–	0.2	0.2
Total comprehensive income						127.1
Dividends paid	–	–	(13.7)	–	–	(13.7)
Stock compensation	–	3.0	–	–	–	3.0
Tax benefit from stock options exercised	–	0.4	–	–	–	0.4
Employee loans repaid	–	–	–	0.6	–	0.6
Stock options exercised	0.6	2.0	–	–	–	2.6
Balances as of 31 March 2005	**$ 245.8**	**$ 139.4**	**$ 264.3**	**$ (0.7)**	**$ (24.1)**	**$ 624.7**

The accompanying notes are an integral part of these consolidated financial statements.

1. Background and Basis of Presentation

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie" and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group," unless the context indicates otherwise.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company's shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March		
(US$1 = A$)	**2005**	2004	2003
Assets and liabilities	**1.2946**	1.3156	1.6559
Income statement	**1.3519**	1.4419	1.7809
Cash flows – beginning cash	**1.3156**	1.6559	1.8808
Cash flows – ending cash	**1.2946**	1.3156	1.6559
Cash flows – current period movements	**1.3519**	1.4419	1.7809

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

Intangible Assets

Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. Effective 1 April 2002, the Company no longer amortizes goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, " Goodwill and Other Intangible Assets." Accordingly, the Company reviews goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. If carrying values were to exceed their estimated fair values, the Company would record an impairment loss to write the assets down to their estimated fair values. There were no impairment charges recorded against goodwill for the years ended 31 March 2005, 2004 and 2003.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Mineral Acquisition Costs

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves.

SFAS No. 143, "Accounting for Asset Retirement Obligations," requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalised as part of the asset's carrying value and allocated to expense over the asset's useful life. Accordingly, the Company accrues for reclamation costs associated with mining activities, which are accrued during production and are included in determining the cost of production.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling

Shipping and handling costs are charged to costs of goods sold as incurred. Recovery of these costs is incorporated in the Company's sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company's distribution network. Transportation and logistic costs were US$1.2 million, US$1.3 million and US$1.0 million for the years ended 31 March 2005, 2004 and 2003, respectively.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$15.7 million, US$15.2 million and US$10.5 million during the years ended 31 March 2005, 2004 and 2003, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123," the Company has elected to recognise stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995. See Note 16 for full disclosures required under SFAS No. 123 and SFAS No. 148.

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

(Millions of shares)	Years Ended 31 March 2005	2004	2003
Basic common shares outstanding	**458.9**	458.1	456.7
Dilutive effect of stock options	**2.1**	3.3	2.7
Diluted common shares outstanding	**461.0**	461.4	459.4

(Continuing operations – US dollar)	2005	2004	2003
Net income per share – basic	**$0.28**	$0.28	$0.37
Net income per share – diluted	**$0.28**	$0.28	$0.37

Potential common shares of 8.2 million, 2.0 million and 1.3 million for the years ended 31 March 2005, 2004 and 2003, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes foreign currency translation and derivative instruments and is presented as a separate component of shareholders' equity.

Extinguishments of Debt
In May 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. As permitted under SFAS No. 145, the Company early adopted the provisions of this standard effective 1 April 2002. As a result of the early retirement of US$60.0 million of the Company's long-term debt, the Company incurred charges of US$9.9 million related to a make-whole payment paid to certain noteholders on 23 December 2002. Accordingly, this amount was included in interest expense in the year ended 31 March 2003 rather than as an extraordinary item.

Recent Accounting Pronouncements
Employers' Disclosures about Pensions and Other Postretirement Benefits
In December 2003, the FASB issued SFAS No.132 (revised 2003) ("SFAS No. 132R"), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for fiscal years ending after 15 June 2004. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities
In December 2003, the FASB issued FASB Interpretation No. ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46, which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after 31 January 2003 and no later than the end of the first reporting period that ended after 15 December 2003 to entities considered to be special-purpose entities ("SPEs"). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after 31 January 2003 did not have a material impact on the Company's consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on the Company's consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
In March 2004, the Emerging Issues Task Force ("EITF") ratified the provisions of Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after 15 June 2004. The adoption of this issue did not have a material impact on the Company's consolidated financial statements.

Inventory Costs
In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4." SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

American Jobs Creation Act
In October 2004, the President of the United States signed into law the American Jobs Creation Act (the "Act"). The Act allows for a US federal income tax deduction for a percentage of income earned from certain US production activities. Based on the effective date of the Act, the

Company will be eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position ("FSP") 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes ("SFAS No. 109"), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No 109. The Company is in the process of quantifying the impact this provision of the Act will have on the Company's consolidated financial statements.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act and as such, has not yet quantified the impact this provision will have on the Company's consolidated financial statements.

Exchanges of Non-monetary Assets
In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets – An Amendment of ARB Opinion No. 29," which requires non-monetary asset exchanges to be accounted for at fair value. The Company is required to adopt the provisions of SFAS No. 153 for non-monetary exchanges occurring in fiscal periods beginning after 15 June 2005. The Company does not expect the adoption of this standard to have a material impact on the Company's consolidated financial statements.

Share-Based Payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognised in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after 15 June 2005. In April 2005, the United States Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after 15 June 2005. The Company adopted SFAS No. 123 in fiscal year 2003 and does not expect the adoption of SFAS No. 123R to have a material effect on the Company's consolidated financial statements.

Conditional Asset Retirement Obligations
In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the term "conditional asset retirement obligation" used in SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 is effective no later than the end of the fiscal year ending after 15 December 2005. The Company is in the process of evaluating whether FIN 47 will result in the recognition of additional asset retirement obligations for the Company.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
Cash at bank and on hand	**$ 28.6**	$ 24.6
Short-term deposits	**84.9**	47.7
Total cash and cash equivalents	**$ 113.5**	$ 72.3

Short-term deposits are placed at floating interest rates varying between 2.70% to 2.76% and 0.90% to 1.02% as of 31 March 2005 and 2004, respectively.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
Trade receivables	**$121.6**	$109.9
Other receivables and advances	**7.1**	9.7
Allowance for doubtful accounts	**(1.5)**	(1.2)
Total accounts and notes receivable	**$127.2**	$118.4

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March	
(Millions of US dollars)	**2005**	2004
Balance at 1 April	**$ 1.2**	$ 1.0
Charged to expense	**0.4**	0.9
Costs and deductions	**(0.1)**	(0.8)
Foreign currency movements	**–**	0.1
Balance at 31 March	**$ 1.5**	$ 1.2

5. Inventories

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
Finished goods	**$ 71.1**	$ 76.7
Work-in-process	**8.5**	6.4
Raw materials and supplies	**22.4**	22.3
Provision for obsolete finished goods and raw materials	**(2.1)**	(2.2)
Total inventories	**$ 99.9**	$103.2

6. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	Total
Balance at 1 April 2003:					
Cost	$ 8.6	$ 119.8	$ 444.4	$ 107.0	$ 679.8
Accumulated depreciation	–	(20.9)	(138.9)	–	(159.8)
Net book value	8.6	98.9	305.5	107.0	520.0
Changes in net book value:					
Capital expenditures	3.5	25.1	89.5	(44.0)	74.1
Retirements and sales	(0.8)	(5.3)	(0.6)	–	(6.7)
Depreciation	–	(4.7)	(31.2)	–	(35.9)
Other movement	–	–	(0.7)	–	(0.7)
Foreign currency translation adjustments	–	–	16.3	–	16.3
Total changes	2.7	15.1	73.3	(44.0)	47.1
Balance at 31 March 2004:					
Cost	11.3	135.0	562.8	63.0	772.1
Accumulated depreciation	–	(21.0)	(184.0)	–	(205.0)
Net book value	$ 11.3	$ 114.0	$ 378.8	$ 63.0	$ 567.1

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	Total
Balance at 1 April 2004:					
Cost	$ 11.3	$ 135.0	$ 562.8	$ 63.0	**$ 772.1**
Accumulated depreciation	–	(21.0)	(184.0)	–	**(205.0)**
Net book value	11.3	114.0	378.8	63.0	**567.1**
Changes in net book value:					
Capital expenditures	0.2	3.2	32.5	117.1	**153.0**
Retirements and sales	–	–	–	(4.1)	**(4.1)**
Depreciation	–	(4.5)	(31.8)	–	**(36.3)**
Other movement	–	–	3.4	–	**3.4**
Foreign currency translation adjustments	–	–	2.6	–	**2.6**
Total changes	0.2	(1.3)	6.7	113.0	**118.6**
Balance at 31 March 2005:					
Cost	11.5	131.1	606.6	176.6	**925.8**
Accumulated depreciation	–	(24.4)	(215.7)	–	**(240.1)**
Net book value	$ 11.5	$ 106.7	$ 390.9	$ 176.6	**$ 685.7**

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$5.9 million, US$1.6 million and US$1.7 million for the years ended 31 March 2005, 2004 and 2003, respectively. Depreciation expense for continuing operations was US$36.3 million, US$35.9 million and US$27.2 million for the years ended 31 March 2005, 2004 and 2003, respectively.

7. Intangible Assets

Intangible assets consist of the following components:

(Millions of US dollars)	Goodwill	Other	Total
Balance at 1 April 2004:			
Cost	$ 2.3	$ 2.1	$ 4.4
Accumulated amortisation	(0.2)	(1.2)	(1.4)
Net book value	2.1	0.9	3.0
Changes in net book value:			
Amortisation	–	–	–
Foreign currency translation adjustments	0.1	–	0.1
Total changes	0.1	–	0.1
Balance at 31 March 2005:			
Cost	2.4	2.1	4.5
Accumulated amortisation	(0.2)	(1.2)	(1.4)
Net book value	$ 2.2	$ 0.9	$ 3.1

The Company recorded amortisation expense of nil, US$0.5 million and US$0.2 million for the years ended 31 March 2005, 2004 and 2003, respectively, related to other intangibles.

8. Retirement Plans

The Company sponsors a US retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to 1 July 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company's financial statements while participants who joined the plan subsequent to 1 July 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company's financial statements. Both of these participant plans are funded based on statutory requirements in Australia. The Company's expense for its defined contribution plans totalled US$5.2 million, US$3.8 million and US$2.9 million for the years ended 31 March 2005, 2004 and 2003, respectively. Details of the defined benefit participant plan of the James Hardie Australia Superannuation Plan ("Defined Benefit Plan") are as follows.

The investment strategy/policy of the Defined Benefit Plan is set by the Trustee (Mercer) for each investment option. The strategy includes the selection of a long-term mix of investments (asset classes) that supports the option's aims.

The aims of the Mercer Growth option, in which the Defined Benefit Plan assets are invested, are:

- to achieve a rate of return (net of tax and investment expenses) that exceeds inflation (CPI) increases by at least 3% per annum over a moving five year period;
- to achieve a rate of return (net of tax and investment expenses) above the median result for the Mercer Pooled Fund Survey over a rolling three year period; and
- over shorter periods, outperform the notional return of the benchmark mix of investments.

The assets are invested by appointing professional investment managers and/or from time to time investing in a range of investment vehicles offered by professional investment managers.

Investment managers may utilise derivatives in managing investment portfolios for the Trustee. However, the Trustee doesn't undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers' Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40–75%
Debt securities	15–60%
Real Estate	0–20%

The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	Years Ended 31 March	
	2005	2004
Equity securities	**62.5%**	61.5%
Debt securities	**30.3%**	30.1%
Real Estate	**7.2%**	8.4%
Total	**100.0%**	100.0%

The following are the components of net periodic pension cost for the Defined Benefit Plan:

		Years Ended 31 March	
(Millions of US dollars)	**2005**	2004	2003
Service cost	**$ 2.5**	$ 2.9	$ 2.7
Interest cost	**2.5**	2.9	2.9
Expected return on plan assets	**(3.2)**	(3.6)	(3.2)
Amortisation of unrecognised transition asset	**–**	(0.9)	(0.8)
Amortisation of prior service costs	**0.1**	0.1	–
Recognised net actuarial loss	**0.4**	0.4	0.7
Net periodic pension cost	**2.3**	1.8	2.3
Settlement loss	**5.3**	–	–
Net pension cost	**$ 7.6**	$ 1.8	$ 2.3

The settlement loss in fiscal year 2005 relates to lump sum payments made to terminated participants of the Defined Benefit Plan and is included in other operating expense in the consolidated statements of income.

The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Defined Benefit Plan:

		31 March	
	2005	2004	2003
	%	%	%
Net Periodic Benefit Cost Assumptions:			
Discount rate	**6.5**	6.8	7.0
Rate of increase in compensation	**4.0**	3.5	3.5
Expected return on plan assets	**6.5**	6.8	7.0
Projected Benefit Obligation Assumptions:			
Discount rate	**6.5**	6.5	6.8
Rate of increase in compensation	**4.0**	4.0	3.5

The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2003 to 2004 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 and from 2003 to 2004 is a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognised over 5 years.

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

(Millions of US dollars)	Years Ended 31 March **2005**	2004
Changes in benefit obligation:		
Benefit obligation at 1 April	**$ 40.7**	$ 38.5
Service cost	**2.5**	2.9
Interest cost	**2.5**	2.9
Plan participants' contributions	**0.9**	0.3
Actuarial loss (gain)	**2.0**	(1.5)
Benefits paid	**(11.4)**	(11.8)
Foreign currency translation	**0.4**	9.4
Benefit obligation at 31 March	**$ 37.6**	$ 40.7
Changes in plan assets:		
Fair value of plan assets at 1 April	**$ 41.2**	$ 37.7
Actual return on plan assets	**4.7**	3.0
Employer contributions	**1.8**	2.8
Participant contributions	**0.9**	0.3
Benefits paid	**(11.4)**	(11.8)
Foreign currency translation	**0.5**	9.2
Fair value of plan assets at 31 March	**$ 37.7**	$ 41.2
Funded status	**$ 0.1**	$ 0.5
Unamortised prior service cost	**–**	0.1
Unrecognised actuarial loss	**8.3**	13.5
Net asset	**$ 8.4**	$ 14.1

The following table provides further details of the Defined Benefit Plan:

(Millions of US dollars)	Years Ended 31 March **2005**	2004
Projected benefit obligation	**$ 37.6**	$ 40.7
Accumulated benefit obligation	**37.6**	40.6
Fair market value of plan assets	**37.7**	41.2

The Defined Benefit Plan measurement date is 31 March 2005. The Company expects to make contributions to the Defined Benefit Plan of approximately US$1.8 million during fiscal year 2006.

The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

(Millions of US dollars)	
Years Ending 31 March:	
2006	$ 2.5
2007	2.6
2008	2.3
2009	2.3
2010	2.4
2011–2015	12.0
Estimated future benefit payments	$ 24.1

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
Trade creditors	**$ 65.3**	$ 54.7
Other creditors and accruals	**28.7**	23.8
Total accounts payable and accrued liabilities	**$ 94.0**	$ 78.5

10. Short and Long-Term Debt

Long-term debt consists of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
US$ non-collateralised notes – current portion	**$ 25.7**	$ 17.6
US$ non-collateralised notes – long-term portion	**121.7**	147.4
Total debt at 7.12% average rate	**$ 147.4**	$ 165.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven instalments that commenced on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable 5 May and 5 November each year. The first tranche of US$17.6 million was repaid in November 2004.

At 31 March 2005, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)	
Years Ending 31 March:	
2006	$ 25.7
2007	27.1
2008	8.1
2009	46.2
2010	–
Thereafter	40.3
Total	$ 147.4

The Company has a short-term US$ line of credit which provides for maximum borrowings and foreign exchange facilities of US$15.0 million. At 31 March 2005, the Company had drawn down US$11.9 million on this line of credit. The line of credit can be repaid and redrawn until maturity in April and December 2005 (US$ 7.5 million on each date). Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria ("TAB") rate plus a margin and is payable at the end of each draw-down period. At 31 March 2005 and 2004, the weighted average interest rate on outstanding borrowings under this facility was 3.52% and 3.24%, respectively.

The Company has an A$ denominated non-collateralised revolving loan facility, which can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million (US$154.5 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.5 million in commitment fees. At 31 March 2005, there was US$154.5 million available under this revolving loan facility.

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of US$132.5 million. At 31 March 2005, five out of six facilities or US$117.5 million had a maturity date of 30 April 2005 and the sixth facility or US$15.0 million had a maturity date of 30 October 2005. At 31 March 2005, the Company had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.3 million in commitment fees.

Historically, the Company has sought to renew its lines of credit, revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. The Company is currently in negotiations with a number of banks to refinance all of its debt in a manner that provides the Company with the same amount of liquidity. However, in light of the events resulting from the Special Commission of Inquiry (see Note 13), the Company may not be able to refinance its debt facilities by the time they expire or at all. The Company may not be able to enter into new debt financing agreements on terms that provide the same level of liquidity as its current debt structure provides. Also, the company may have to agree to other terms that could increase the cost of having these debt facilities in place.

Subsequent to 31 March 2005, US$117.5 million of the US$ stand-by loan facilities are not available to the Company during refinancing negotiations. Also, the short-term US$ line of credit that matured in April 2005 was renewed through March 2006.

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling US$225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid US$60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a US$9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

At 31 March 2005, management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) ("Amaca"), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) ("Amaba") or ABN 60 Pty Ltd ("ABN 60").

11. Non-Current Other Liabilities

Non-current other liabilities consist of the following components:

(Millions of US dollars)	31 March **2005**	2004
Non-current other liabilities:		
Employee entitlements	**$ 5.3**	$ 13.5
Product liability	**4.7**	5.6
Other	**51.7**	63.2
Total non-current other liabilities	**$ 61.7**	$ 82.3

12. Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing product, which is no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with its previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of US$12.6 million in fiscal year 2002 comprised of US$11.5 million to cover the estimated cost of the settlement and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement and US$1.1 million of other costs related to the Settlement Agreement. The total amount included in the product warranty provision relating to the Settlement Agreement is US$5.8 million and US$4.7 million as of 31 March 2005 and 2004, respectively.

The following are the changes in the product warranty provision:

(Millions of US dollars)	31 March **2005**	2004
Balance at beginning of period	**$ 12.0**	$ 14.8
Accruals for product warranties	**4.3**	2.2
Settlements made in cash or in kind	**(3.4)**	(5.7)
Foreign currency translation adjustments	**–**	0.7
Balance at end of period	**$ 12.9**	$ 12.0

The "Accruals for product warranties" line item above includes an additional accrual of US$2.0 million for the year ended 31 March 2005 related to the Settlement Agreement. This increase reflects the results of the Company's most recent estimate of its total exposure. The "Settlements made in cash or in kind" line item above includes settlements related to the Settlement Agreement of US$0.9 million and US$4.4 million for the years ended 31 March 2005 and 2004, respectively.

13. Commitments and Contingencies

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

In February 2001, ABN 60, formerly known as James Hardie Industries Limited ("JHIL"), established the Medical Research and Compensation Foundation (the "Foundation") by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca's and Amaba's assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 referred to later in this footnote, the Company has no commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.

On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation"). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.

Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company's consolidated financial statements at 31 March 2005 and 2004.

It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the New South Wales ("NSW") Government has agreed to contemplate following the Company's entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the fact that, following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where "piercing the corporate veil" might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of "successor liability," and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor's liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company's business, results of operations or financial condition.

During the year ended 31 March 2005, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry

On 29 October 2003, the Foundation issued a press release stating that its "most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years." In February 2004, the NSW Government established a Special Commission of Inquiry ("SCI") to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation's ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd ("KPMG Actuaries"), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the

Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company's rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr Macdonald (former CEO) and Mr Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company's statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.

The SCI's findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.

The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions ("ACTU"), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the "Representatives"). Without any discussion with the Company, the statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.

The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company's products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company's approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company's shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company's financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would "wind back James Hardie's corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares." The announcement said that "the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company." On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, "MINCO") had unanimously agreed "to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie" and if "the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform." The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement
On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the "Principal Agreement") to establish and fund a special purpose fund (the "SPF") to provide funding on a long-term basis for asbestos-related injury and death claims (the "Claims") against Amaca, Amaba, and ABN 60 (the "Liable Entities").

The principles set out in the Heads of Agreement include:

- the establishment of the SPF to compensate asbestos claimants;
- initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG's estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;
- a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;
- a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company's financial performance and claims outlook; and
- no cap on individual payments to Claimants.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.

As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005. The draft legislation and regulations for public comment were released on 12 April 2005 for comment and the closing date for responses of 26 April 2005. The bill containing the proposed legislation was introduced into NSW Parliament on 5 May 2005, and is due to be debated in the week commencing 23 May 2005. The timing of passing and commencement of this potential legislation remains uncertain.

As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.

The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert's report and approval by the Company's board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.

The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.

If an agreement is reached with the NSW Government and approved by the Company's board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie's financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.

Updated Actuarial Study; Claims Estimate
The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471 billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively.

Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of "by claim" or subrogation recoveries from other third parties.

Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government's review of legal and administrative costs.

Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time it is not probable and estimable in accordance with SFAS No. 5, "Accounting for Contingencies."

Claims Data
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2005 and 2004.

	31 March	
	2005	2004
Australia	**712**	687
New Zealand	**–**	–
Unknown – Court Not Identified[1]	**36**	51
USA	**1**	5

[1] The "Unknown – Court Not Identified" designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of "unknown" claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

For the years ended 31 March 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia Years Ended 31 March		
	2005	2004	2003
Number of claims filed	**489**	379	402
Number of claims dismissed	**62**	119	29
Number of claims settled or otherwise resolved	**402**	316	231
Average settlement amount per claim	**A$ 157,594**	A$ 167,450	A$ 204,194

	New Zealand Years Ended 31 March		
	2005	2004	2003
Number of claims filed	**–**	–	–
Number of claims dismissed	**–**	–	2
Number of claims settled or otherwise resolved	**–**	–	1
Average settlement amount per claim	**–**	–	A$ 2,000

	Unknown – Court Not Identified Years Ended 31 March		
	2005	2004	2003
Number of claims filed	**7**	1	7
Number of claims dismissed	**20**	15	–
Number of claims settled or otherwise resolved	**2**	–	3
Average settlement amount per claim	**A$ 47,000**	–	A$ 37,090

	USA Years Ended 31 March		
	2005	2004	2003
Number of claims filed	**–**	–	–
Number of claims dismissed	**3**	1	–
Number of claims settled or otherwise resolved	**1**	–	–
Average settlement amount per claim	**A$ 228,293**	–	–

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 31 March				
	2005	2004	2003	2002	2001
Number of open claims at beginning of year	**743**	814	671	569	507
Number of new claims	**496**	380	409	375	284
Number of closed claims	**490**	451	266	273	222
Number of open claims at year-end	**749**	743	814	671	569
Average settlement amount per settled claim	**A$ 157,223**	A$ 167,450	A$ 201,200	A$ 197,941	A$ 179,629
Average settlement amount per case closed	**A$ 129,949**	A$ 117,327	A$ 177,752	A$ 125,435	A$ 128,653

The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.

On 15 April 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd ("Asbestos Mines"). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company's proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose – including the period after the former subsidiary was sold by James Hardie.

The Company's recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.

On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the "Approved Actuary"). The terms of such access are not yet settled. The Company's future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

(Millions of US dollars)	**Year Ended 31 March 2005**
SCI	**$ 6.8**
Internal investigation	**4.9**
ASIC investigation	**1.2**
Severance and consulting	**6.0**
Resolution advisory fees	**6.4**
Funding advice and other	**2.8**
Total SCI and other related expenses	**$ 28.1**

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company's Form 20-F in the United States for the year ended 31 March 2004.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission ("ASIC") has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC's investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors' and officers' insurance policies maintained by the Company.

Severance Agreements
On 20 October 2004, Mr Peter Shafron resigned from the Company and on 21 October 2004, Mr Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of US$8.9 million in the period ended 31 March 2005. These costs comprised US$6.0 million of additional expense and US$2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity
The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company's entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.

The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended 31 March 2005.

Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

On 31 March 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalised in accordance with the updated timetable announced at that date and described above.

The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation
On the basis of the current cash and financial position of the Foundation's subsidiaries (Amaca and Amaba) and following the Company's entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation's subsidiaries, were dismissed with their consent.

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

The Company believes that future legal costs related to the Company's negotiations toward a Principal Agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.

Gypsum Business
Under the terms of the Company's agreement to sell its Gypsum business to BPB US Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company's indemnification obligation generally extends for two years from the closing date of 25 April 2002 and arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. This obligation expired 25 April 2004. In addition, the Company agreed to indemnify BPB US Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company's obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

Pursuant to the terms of the Company's agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. The Company's indemnification obligations are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the "Confirmed and Suspected Contaminate Sites Report" released in 1987, prior to the Company's ownership, due to the presence of metals in the groundwater. Because the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2005:

(Millions of US dollars)	
Years Ending 31 March:	
2006	$ 11.7
2007	10.8
2008	10.6
2009	9.7
2010	9.7
Thereafter	81.3
Total	$ 133.8

Rental expense amounted to US$9.1 million, US$8.1 million and US$9.0 million for the years ended 31 March 2005, 2004 and 2003, respectively.

Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$50.2 million at 31 March 2005.

14. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense for continuing operations consists of the following components:

	Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
Income from continuing operations before income taxes:			
Domestic[1]	**$ 90.5**	$ 103.5	$ 38.6
Foreign	**99.3**	62.2	71.0
Income from continuing operations before income taxes:	**$ 189.8**	$ 165.7	$ 109.6
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ (14.1)**	$ (6.7)	$ (7.0)
Foreign	**(37.1)**	(20.4)	1.3
Current income tax expense	**(51.2)**	(27.1)	(5.7)
Deferred:			
Domestic[1]	**5.0**	(3.9)	0.1
Foreign	**(15.7)**	(9.4)	(20.5)
Deferred income tax expense	**(10.7)**	(13.3)	(20.4)
Total income tax expense for continuing operations	**$ (61.9)**	$ (40.4)	$ (26.1)

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
Income tax expense computed at statutory tax rates	**$ (65.3)**	$ (60.7)	$ (37.2)
US state income taxes, net of the federal benefit	**(5.3)**	(0.2)	(1.2)
Benefit from Dutch financial risk reserve regime	**18.1**	24.8	11.9
Expenses not deductible	**(2.3)**	(2.5)	(4.7)
Non-assessable items	**–**	1.3	–
Losses not available for carryforward	**(2.4)**	–	(1.4)
Taxes related to 2001 Reorganisation	**–**	–	3.5
Net operating losses brought back to account	**–**	–	13.0
Increase in reserves	**(3.7)**	–	(10.0)
Result of tax audits	**–**	(3.9)	–
Other items	**(1.0)**	0.8	–
Total income tax expense	**$ (61.9)**	$ (40.4)	$ (26.1)
Effective tax rate	**32.6%**	24.4%	23.8%

Deferred tax balances consist of the following components:

	31 March	
(Millions of US dollars)	**2005**	2004
Deferred tax assets:		
Provisions and accruals	**$ 29.0**	$ 18.3
Net operating loss carryforwards	**12.8**	14.6
Capital loss carryforwards	**33.7**	33.2
Prepaid interest	**–**	16.6
Taxes on intellectual property transfer	**7.5**	8.7
Other	**–**	0.3
Total deferred tax assets	**83.0**	91.7
Valuation allowance	**(38.1)**	(37.7)
Total deferred tax assets net of valuation allowance	**44.9**	54.0
Deferred tax liabilities:		
Property, plant and equipment	**(86.9)**	(76.3)
Prepaid pension cost	**(2.5)**	(4.2)
Foreign currency movements	**2.8**	(1.1)
Prepayments	**2.5**	–
Other	**–**	(0.9)
Total deferred tax liabilities	**(84.1)**	(82.5)
Total deferred taxes, net	**$ (39.2)**	$ (28.5)

Under SFAS No. 109, "Accounting for Income Taxes," the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$0.4 million during the year primarily due to foreign currency movements.

At 31 March 2005, the Company had Australian tax loss carryforwards of approximately US$30.6 million that will never expire. During fiscal year 2004, the Company wrote-off US$43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

At 31 March 2005, the Company had US$112.2 million in Australian capital loss carryforwards which will never expire. During fiscal years 2005 and 2004, the Company used US$0.2 million and US$21.4 million of these losses, respectively. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately US$99.4 million primarily as a result of the Company electing to file its Australian income tax returns as a single consolidated group. At 31 March 2005, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

Under Australian legislation in fiscal year 2003, the Company's Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released US$13.0 million of valuation allowance during the year ended 31 March 2003.

At 31 March 2005, the undistributed earnings of non-Dutch subsidiaries approximated US$425.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

The IRS has audited the Company's US income tax returns for all the years ended through 31 March 2000. The California Franchise Tax Board ("FTB") audited the Company's California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company settled the audits with the FTB during fiscal year 2005 and also filed amended income tax returns and paid additional tax for the years ended 31 March 2000 through 2003. The Company recorded a US$2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid to the FTB through 31 March 2003.

Tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company's respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. During fiscal year 2005, this treaty was amended to provide, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits. If the Company is unable to satisfy the requirements for treaty benefits it could significantly increase the Company's effective tax rate in fiscal year 2006 forward. The Company is in the process of considering changes to its organisational and operational structure to satisfy the requirements of the amended treaty. Accordingly, the Company is planning to implement various reorganisation options to satisfy those requirements to be eligible for benefits under the amended treaty. However, the Company cannot guarantee that it will be successful in implementing these plans, or that the restructured organisation and operations will comply with the new treaty requirements.

15. Discontinued Operations

Building Systems

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of US$1.9 million represented the excess of net proceeds from the sale of US$6.7 million over the net book value of assets sold of US$4.8 million. The proceeds from the sale were comprised of cash of US$5.0 million and a note receivable in the amount of US$1.7 million. As of March 2005, the US$1.7 million note receivable had been collected in full.

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of US$81.4 million was recorded representing the excess of net proceeds from the sale of US$334.4 million over the net book value of assets sold of US$253.0 million. The sale resulted in income tax expense of US$26.1 million. The proceeds from the sale were comprised of cash of US$345.0 million less selling costs of US$10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of US$49.2 million represented the excess of net proceeds from the sale of US$48.4 million less the cost of assets sold of US$0.7 million and the assumption of US$1.5 million in liabilities by the buyer. The sale resulted in income tax expense of US$19.2 million. The proceeds from the sale were comprised of cash of US$50.6 million less selling costs of US$2.2 million.

Building Services

During the year ended 31 March 2003, the Company recorded a loss of US$1.3 million related to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of US$0.8 million and a US$0.5 million write down of an outstanding receivable that was retained as part of the sale.

ABN 60

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest, other than described in Note 13, in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 13, the Company does not believe it will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on 31 March 2003, a loss on disposal of US$0.4 million was recorded by James Hardie at 31 March 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million (US$57.2 million), the A$94.5 million (US$57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. James Hardie has not pledged any assets as collateral for such indemnity.

Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaca, Amaba and ABN 60's obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

The following are the results of operations of discontinued businesses:

	Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
Building Systems			
Net sales	**$ -**	$ 2.9	$ 20.1
Income before income tax expense	**-**	0.3	2.8
Income tax expense	**-**	(0.1)	(0.9)
Net income	**-**	0.2	1.9
Building Services			
Net sales	**-**	–	–
Loss before income tax benefit	**(0.5)**	–	–
Income tax benefit	**0.2**	–	–
Net loss	**(0.3)**	–	–
Gypsum			
Net sales	**-**	–	18.7
Income before income tax expense	**-**	–	1.8
Income tax expense	**-**	–	(0.7)
Net income	**-**	–	1.1
Total			
Net sales	**-**	2.9	38.8
(Loss) income before income tax benefit (expense)	**(0.5)**	0.3	4.6
Income tax benefit (expense)	**0.2**	(0.1)	(1.6)
Net (loss) income	**(0.3)**	0.2	3.0
(Loss) gain on disposal, net of income taxes	**(0.7)**	4.1	84.0
(Loss) income from discontinued operations	**$ (1.0)**	$ 4.3	$ 87.0

16. Stock-Based Compensation

At 31 March 2005, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Shadow Stock Plan and one Stock Appreciation Rights Plan.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal years 2005, 2004 and 2003:

	Years Ended 31 March		
	2005	2004	2003
Dividend yield	**1.1%**	1.0%	2.9%
Expected volatility	**29.1%**	26.0%	27.0%
Risk free interest rate	**3.2%**	2.7%	2.9%
Expected life in years	**3.3**	3.3	4.6
Weighted average fair value at grant date	**A$1.35**	A$1.42	A$1.12

Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$3.0 million, US$3.2 million and US$1.9 million for the fiscal years ended 31 March 2005, 2004 and 2003, respectively.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

As a replacement for options previously granted by JHIL on 17 November 1999, Mr Macdonald was granted an option to purchase 1,200,000 shares of the Company's common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on 17 November 2004. The options expired on 20 April 2005, six months after the date of Mr Macdonald's resignation. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 1,200,000 options were outstanding and exercisable at 31 March 2005. Mr Macdonald exercised all of these options in April 2005.

Peter Donald Macdonald Share Option Plan 2001

As a replacement for options previously granted by JHIL on 12 July 2001, Mr Macdonald was granted an option to purchase 624,000 shares of the Company's common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after 12 July 2004, if JHI NV's total shareholder returns ("TSR") (essentially its dividend yield and common stock performance) from 12 July 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV's peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV's TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on 20 April 2005, six months after the date of Mr Macdonald's resignation, JHI NV's total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 options were outstanding at 31 March 2005. As the TSR requirement had not been met six months after Mr Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr Macdonald was granted an option to purchase 1,950,000 shares of the Company's common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of JHI NV's common stock on the first business day on or after 19 July 2005, if JHI NV's TSR from 19 July 2002 to that date is at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV's TSR ranking above the median TSR for its peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for TSR is not satisfied, then on the first business day of each month occurring from that day until 31 October 2005, JHI NV's TSR will again be compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, 19 July 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options were outstanding at 31 March 2005.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the "Plan"). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive's employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of nil, US$0.1 million and nil for the years ended 31 March 2005, 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2005, 2004 and 2003.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

Original Shadow Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
November 1999	A$ 3.82	1,968,544	November 2009
November 2000	A$ 3.78	3,500,285	November 2010

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

Share Grant Date	Original Exercise Price	Number of Options Granted	Option Expiration Date
December 2001	A$ 5.65	4,248,417	December 2011
December 2002	A$ 6.66	4,037,000	December 2012
December 2003	A$ 7.05	6,179,583	December 2013
December 2004	A$ 5.99	5,391,100	December 2014
February 2005	A$ 6.30	273,000	February 2015

Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

Shares Available for Grant	Years Ended 31 March **2005**	2004	2003
Shares available at 1 April	**27,293,210**	32,884,940	35,435,281
Awards granted	**(5,664,100)**	(6,179,583)	(4,037,000)
Options forfeited	**2,711,148**	587,853	1,486,659
Shares available at 31 March	**24,340,258**	27,293,210	32,884,940

The following table shows the movement in all of the Company's outstanding options:

(In Australian dollars)	2005		2004		2003	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 1 April	**17,978,707**	**A$ 5.72**	13,410,024	A$ 5.20	10,969,562	A$ 4.54
Granted	**5,664,100**	**6.00**	6,179,583	7.05	5,987,000	6.42
Exercised	**(803,049)**	**4.13**	(1,023,047)	4.38	(2,059,879)	3.57
Forfeited	**(2,711,148)**	**6.56**	(587,853)	5.79	(1,486,659)	4.95
Outstanding at 31 March	**20,128,610**	**A$ 5.75**	17,978,707	A$ 5.72	13,410,024	A$ 5.20
Options exercisable at 31 March	**7,155,625**	**A$ 5.08**	3,858,736	A$ 4.54	1,948,346	A$ 4.17

(In Australian dollars)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 31 March 2005	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 31 March 2005	Weighted Average Exercise Price
A$3.09	1,114,562	5.6	A$ 3.09	718,489	A$ 3.09
3.13	369,598	4.6	3.13	369,598	3.13
3.18	1,200,000	4.6	3.18	1,200,000	3.18
4.76	624,000	6.3	4.76	–	–
5.06	2,153,525	6.7	5.06	2,153,525	5.06
5.71	1,950,000	7.3	5.71	–	–
5.99	5,193,100	9.7	5.99	25,000	5.99
6.30	273,000	9.9	6.30	–	–
6.45	2,696,575	7.7	6.45	1,435,975	6.45
7.05	4,554,250	8.7	7.05	1,253,038	7.05
A$3.09 to A$7.05	20,128,610	7.9	A$ 5.75	7,155,625	A$ 5.08

Shadow Stock and Stock Appreciation Rights Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV's common stock equal to the number of shares of shadow stock issued to employees. The vesting period of this shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001.

Both the US Shadow Stock Plan and the December 1998 Non-US Based Employees Stock Plan were terminated on 28 February 2005. The value on that day of all the outstanding shares of those plans was paid to the participants.

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At 31 March 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.

On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. All of these stock appreciation rights were outstanding at 31 March 2005 and will vest over three years from date of grant.

All of these plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of nil, US$2.6 million and US$1.9 million was recognised in fiscal years 2005, 2004 and 2003, respectively.

17. Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2005 and 2004, the Company had not entered into any material contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2005 and 2004, there were no material contracts outstanding.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of federally insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2005 and 2004, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2005, the Company had US$11.9 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt (including current portion of long-term debt):

(Millions of US dollars)	31 March **2005**		2004	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt:				
Floating	**$ –**	**$ –**	$ –	$ –
Fixed	**147.4**	**173.6**	165.0	186.8
Total	**$ 147.4**	**$ 173.6**	$ 165.0	$ 186.8

Fair values of long-term debt were determined by reference to the 31 March 2005 and 2004 market values for comparably rated debt instruments.

18. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and fibre cement roofing operations in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
USA Fibre Cement	**$ 939.2**	$ 738.6	$ 599.7
Asia Pacific Fibre Cement	**236.1**	219.8	174.3
Other Fibre Cement	**35.1**	23.5	9.6
Worldwide total from continuing operations	**$1,210.4**	$ 981.9	$ 783.6

	Income from Continuing Operations Before Income Taxes Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
USA Fibre Cement[2]	**$ 241.5**	$ 195.6	$ 155.1
Asia Pacific Fibre Cement[2]	**46.8**	37.6	27.3
Research and Development[2]	**(17.5)**	(17.6)	(13.0)
Other Fibre Cement	**(11.8)**	(15.9)	(10.7)
Segments total	**259.0**	199.7	158.7
General Corporate[3, 4]	**(62.8)**	(27.5)	(29.9)
Total operating income	**196.2**	172.2	128.8
Net interest expense[5]	**(5.1)**	(10.0)	(19.9)
Other (expense) income, net	**(1.3)**	3.5	0.7
Worldwide total from continuing operations	**$ 189.8**	$ 165.7	$ 109.6

	Total Identifiable Assets 31 March	
(Millions of US dollars)	**2005**	2004
USA Fibre Cement	**$ 670.1**	$ 554.9
Asia Pacific Fibre Cement	**181.4**	175.9
Other Fibre Cement	**81.6**	74.7
Segments total	**933.1**	805.5
General Corporate[6]	**155.8**	165.7
Worldwide total	**$ 1,088.9**	$ 971.2

	Additions to Property, Plant and Equipment[7] Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
USA Fibre Cement	**$ 144.8**	$ 56.2	$ 81.0
Asia Pacific Fibre Cement	**4.1**	8.4	6.6
Other Fibre Cement	**4.1**	9.5	2.5
Segments total	**153.0**	74.1	90.1
General Corporate	**–**	–	0.1
Worldwide total	**$ 153.0**	$ 74.1	$ 90.2

(Millions of US dollars)	Depreciation and Amortisation Years Ended 31 March 2005	2004	2003
USA Fibre Cement	**$ 23.1**	$ 25.1	$ 18.2
Asia Pacific Fibre Cement	**10.1**	9.7	8.7
Other Fibre Cement	**3.1**	1.5	0.3
Segments total	**36.3**	36.3	27.2
General Corporate	**–**	0.1	0.2
Discontinued operations	**–**	–	1.3
Worldwide total	**$ 36.3**	$ 36.4	$ 28.7

Geographic Areas

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2005	2004	2003
USA	**$ 955.7**	$ 748.9	$ 605.0
Australia	**160.5**	154.9	124.7
New Zealand	**49.6**	40.6	31.6
Other Countries	**44.6**	37.5	22.3
Worldwide total from continuing operations	**$1,210.4**	$ 981.9	$ 783.6

(Millions of US dollars)	Total Identifiable Assets 31 March 2005	2004
USA	**$ 729.2**	$ 609.8
Australia	**118.8**	119.1
New Zealand	**21.4**	19.7
Other Countries	**63.7**	56.9
Segments total	**933.1**	805.5
General Corporate[6]	**155.8**	165.7
Worldwide total	**$ 1,088.9**	$ 971.2

[1] Export sales and inter-segmental sales are not significant.

[2] Research and development costs of US$7.6 million, US$6.3 million and US$5.3 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.9 million, US$2.2 million and US$2.4 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$12.0 million, US$14.1 million and US$10.4 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$5.5 million, US$3.5 million and US$2.7 million in fiscal years 2005, 2004 and 2003 respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$21.6 million, US$22.6 million and US$18.1 million for the years ended 31 March 2005, 2004 and 2003, respectively.

[3] The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company's corporate offices.

Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fibre Cement segment totalling US$2.3 million, US$1.8 million and US$2.3 million in fiscal years 2005, 2004 and 2003, respectively, has been included in the General Corporate segment. Also a settlement loss of US$5.3 million on the Defined Benefit Plan in fiscal year 2005 has been included in the General Corporate segment.

[4] Includes costs of US$28.1 million for SCI and other related expenses. See Note 13.

[5] The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

[6] The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

[7] Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

Concentrations of Risk
The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company's net sales.

These three customers' accounts receivable represented 49% and 50% of the Company's trade accounts receivable at 31 March 2005 and 2004, respectively. The following are net sales generated by these three customers, which are all from the USA Fibre Cement segment:

	Years Ended 31 March		
(Millions of US dollars)	**2005**	2004	2003
Customer A	**$ 131.8**	$ 111.3	$ 125.1
Customer B	**295.4**	252.2	211.4
Customer C	**131.7**	112.9	84.3
Total	**$ 558.9**	$ 476.4	$ 420.8

Approximately 21% of the Company's fiscal year 2005 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

19. Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the consolidated balance sheets:

	31 March	
(Millions of US dollars)	**2005**	2004
Unrealised transition loss on derivative instruments classified as cash flow hedges	**$ (4.9)**	$ (4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	**4.4**	3.3
Foreign currency translation adjustments	**(23.6)**	(22.7)
Total accumulated other comprehensive loss	**$ (24.1)**	$ (24.3)

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tonnes per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 1 April 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect on 1 April 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders' equity, by US$4.9 million. Subsequently, this amount is being amortised over the original term of the pulp contract to cost of goods sold.

On 2 December 2001, the counterparty to this pulp contract filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a US$6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of US$0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of US$5.8 million. Accordingly, a gain on settlement of the contract in the amount of US$1.0 million was recorded in other operating income during the fiscal year ended 31 March 2003.

20. Shareholders' Equity

On 5 November 2003, the Company converted its common stock par value from Euro dollar 0.64 to Euro dollar 0.73. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$48.4 million. Simultaneously, the Company returned capital of Euro dollar 0.1305 per share to shareholders in the amount of US$68.7 million. Effectively, the return of capital decreased the par value of common stock to Euro dollar 0.5995. The Company then converted its common stock par value from Euro dollar 0.5995 to Euro dollar 0.59. This resulted in a decrease in common stock and an increase in additional paid-in capital of US$5.0 million.

On 1 November 2002, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of US$94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

21. Related Party Transactions

JHI NV Directors' Securities Transactions
The Company's Directors and their director-related entities held an aggregate of 266,217 ordinary shares and 9,170,726 ordinary shares at 31 March 2005 and 2004, respectively, and 1,189,544 options and 3,782,775 options at 31 March 2005 and 2004, respectively.

Supervisory Board members on 3 December 2004 participated in an allotment of 11,691 shares at A$5.94 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002. Directors' allocations were as follows:

Director	Shares Allotted
M Hellicar	2,117
J Barr	1,068
MR Brown	1,068
PS Cameron	2,117
GJ Clark	1,068
MJ Gillfillan	1,068
JRH Loudon	2,117
DG McGauchie	1,068
Total	11,691

The JHI NV dividend paid on 1 July 2004 to Directors and their related entities was on the same terms and conditions that applied to other holders.

Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2005 and 2004, loans totalling US$33,204 and US$167,635 respectively were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2005 and 2004, repayments totalling US$18,632 and US$22,693, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2005 and 2004, Directors resigned with loans outstanding totalling US$117,688 and US$26,204, respectively, at the date of their resignation.

Payments Made to Directors and Director Related Entities of the Company's Subsidiaries During the Year

In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company's asbestos matters. In this role, she received a fee of US$45,000 for the year ended 31 March 2005.

Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director DG McGauchie is also a director of Telstra Corporation Limited from whom the Company purchases communications services.

All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr Louis Gries' brother. Under the agreement, approximately US$12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of US$157,080 and US$18,423 were made for the year ended 31 March 2005 and 2004, respectively. Mr Louis Gries has no economic interest in The Gries Group.

Payments of US$6,817 and US$13,240 for the years ended 31 March 2005 and 2004, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of a number of the Company's subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of US$86,822 and US$111,705 for the years ended 31 March 2005 and 2004, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late JF Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$27,634 and US$845 for the years ended 31 March 2005 and 2004, respectively, were made to R Christensen and T Norman who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$71,849 for the year ended 31 March 2005 were made to M Helyar, R Le Tocq and N Wild who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$15,488 for the year ended 31 March 2005 were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$4,730 for the year ended 31 March 2005 were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

(Unaudited, not forming part of the Consolidated Financial Statements)

Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totalled US$15.1 million and US$11.5 million for the years ended 31 March 2005 and 2004, respectively.

Remuneration for non-executive Directors includes fees for attendance at meetings of the Board of Directors and its subcommittees. Remuneration for the executive Director is determined on the same basis as for other executives as described in below.

Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least US$100,000 was US$18.5 million and US$13.4 million for the years ended 31 March 2005 and 2004, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits. The number of such executives within the specified bands are as follows:

(US dollars)	31 March	
Range starting at:	**2005**	2004
$320,000	**1**	–
$340,000	**–**	–
$370,000	**–**	2
$430,000	**1**	1
$440,000	**1**	–
$460,000	**–**	1
$480,000	**–**	–
$530,000	**1**	2
$620,000	**2**	–
$630,000	**–**	1
$660,000	**2**	1
$710,000	**–**	–
$770,000	**–**	–
$850,000	**–**	1
$930,000	**1**	1
$1,070,000	**–**	1
$1,120,000	**1**	–
$1,140,000	**1**	–
$1,390,000	**–**	2
$1,500,000	**1**	–
$2,030,000	**1**	–
$3,189,000	**–**	1
$7,153,000	**1**	–
	14	14

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts.

Options and shares issued to executives under the Executive Share Purchase Plan are valued using the Black-Scholes model and the fair value of options granted is included in remuneration.

Remuneration of Independent Registered Public Accounting Firm

Remuneration to the Company's independent registered public accounting firm for services provided for fiscal years 2005, 2004 and 2003 were as follows:

Audit Fees

The aggregate fees for professional services rendered by the Company's independent registered public accounting firm during the years ended 31 March 2005, 2004 and 2003 were US$3.1 million (including internal investigation fees of US$1.9 million), US$1.2 million and US$1.1 million, respectively. Professional services include the audit of the Company's annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

The aggregate fees billed for assurance and related services rendered by the Company's independent registered public accounting firm during the years ended 31 March 2005, 2004 and 2003 were US$0.2 million, US$0.1 million and US$0.6 million, respectively.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the Company's independent registered public accounting firm during the years ended 31 March 2005, 2004 and 2003 were US$4.2 million, US$3.5 million and US$3.4 million, respectively.

All Other Fees

In addition to the fees described above, the Company incurred minor fees from its independent registered public accounting firm related to the purchase and use of software.

Selected Quarterly Financial Data

James Hardie Industries NV and Subsidiaries

(Unaudited, not forming part of the Consolidated Financial Statements)

The information furnished in the selected quarterly financial data for the years ended 31 March 2005 and 2004 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended 31 March 2005 By Quarter				Year Ended 31 March 2004 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 306.1**	**$ 300.9**	**$ 287.0**	**$ 316.4**	$ 241.5	$ 251.6	$ 237.5	$ 251.3
Cost of goods sold	**(194.8)**	**(203.8)**	**(190.3)**	**(195.1)**	(152.2)	(159.2)	(150.0)	(161.6)
Gross profit	**111.3**	**97.1**	**96.7**	**121.3**	89.3	92.4	87.5	89.7
Operating income	**58.3**	**40.0**	**33.3**	**64.6**	48.3	47.9	41.2	34.8
Interest expense	**(2.8)**	**(1.9)**	**(1.3)**	**(1.3)**	(2.5)	(2.8)	(3.0)	(2.9)
Interest income	**0.3**	**0.6**	**0.6**	**0.7**	0.2	0.4	0.2	0.4
Other (expense) income, net	**–**	**(1.9)**	**0.4**	**0.2**	–	(3.3)	(0.1)	6.9
Income from continuing operations before income taxes	**55.8**	**36.8**	**33.0**	**64.2**	46.0	42.2	38.3	39.2
Income tax expense	**(18.7)**	**(12.1)**	**(13.2)**	**(17.9)**	(13.1)	(9.4)	(10.0)	(7.9)
Income from continuing operations	**37.1**	**24.7**	**19.8**	**46.3**	32.9	32.8	28.3	31.3
Discontinued operations:								
(Loss) income from discontinued operations net of income tax	**–**	**–**	**(0.3)**	**–**	0.2	–	–	–
(Loss) gain on disposal of discontinued operations net of income tax	**(0.8)**	**0.1**	**–**	**–**	1.6	–	1.8	0.7
(Loss) income from discontinued operations	**(0.8)**	**0.1**	**(0.3)**	**–**	1.8	–	1.8	0.7
Net income	**$ 36.3**	**$ 24.8**	**$ 19.5**	**$ 46.3**	$ 34.7	$ 32.8	$ 30.1	$ 32.0

Group Statistics

(Unaudited, not forming part of the Consolidated Financial Statements)

(Millions of US dollars)	**2005**	2004	2003	2002	2001
Profit and Loss Account					
Net Sales					
USA Fibre Cement	**$ 939.2**	$ 738.6	$ 599.7	$ 444.8	$ 373.0
Asia Pacific Fibre Cement	**236.1**	219.8	174.3	141.7	152.0
Other Fibre Cement	**35.1**	23.5	9.6	4.2	–
Segment total	**1,210.4**	981.9	783.6	590.7	525.0
General Corporate	–	–	–	1.0	1.3
Worldwide total	**$ 1,210.4**	$ 981.9	$ 783.6	$ 591.7	$ 526.3
Operating Income					
USA Fibre Cement	**$ 241.5**	$ 195.6	$ 155.1	$ 85.8	$ 73.5
Asia Pacific Fibre Cement	**46.8**	37.6	27.3	20.9	3.6
Research and Development	**(17.5)**	(17.6)	(13.0)	(10.0)	(6.5)
Other Fibre Cement	**(11.8)**	(15.9)	(10.7)	(8.9)	(3.7)
Eliminate intercompany transactions	**–**	–	–	–	1.7
Segments total	**259.0**	199.7	158.7	87.8	68.6
General Corporate	**(62.8)**	(27.5)	(29.9)	(41.0)	(28.1)
Total operating income	**196.2**	172.2	128.8	46.8	40.5
Net interest expense	**(5.1)**	(10.0)	(19.9)	(16.0)	(13.2)
Other income (expense), net	**(1.3)**	3.5	0.7	(0.4)	1.6
Income from continuing operations before income taxes	**189.8**	165.7	109.6	30.4	28.9
Income tax (expense) benefit	**(61.9)**	(40.4)	(26.1)	(3.1)	0.6
Income from continuing operations	**$ 127.9**	$ 125.3	$ 83.5	$ 27.3	$ 29.5
Dividends paid	**$ 13.7**	$ 22.9	$ 34.3	$ 20.3	$ 43.0
Balance Sheet					
Net current assets	**$ 180.2**	$ 195.9	$ 159.4	$ 115.1	$ 84.9
Total assets	**1,088.9**	971.2	851.8	968.0	969.0
Long-term debt[1]	**147.4**	165.0	165.0	325.0	357.3
Shareholders' equity	**$ 624.7**	$ 504.7	$ 434.7	$ 370.7	$ 281.1
Other Statistics					
Number of employees:					
USA Fibre Cement	**1,820**	1,722	1,500	1,177	1,140
Asia Pacific Fibre Cement	**892**	955	931	977	1,109
Research and Development	**131**	117	107	51	58
Other Fibre Cement	**241**	245	283	109	87
Corporate	**38**	34	34	34	57
Total from continuing operations	**3,122**	3,073	2,855	2,348	2,451
Number of shareholders	**17,347**	22,600	21,688	22,259	21,484
Weighted average number of common shares outstanding:					
Basic	**458.9**	458.1	456.7	438.4	409.6
Diluted	**461.0**	461.4	459.4	440.4	409.6
Capital expenditures[2]	**153.0**	74.1	90.2	50.8	114.7
Depreciation and amortisation[3]	**36.3**	36.4	27.4	23.5	20.6
Dividends paid per share[4]	**3.0¢**	5.0¢	7.5¢	4.6¢	10.4¢
Return of capital per share[5]	**–**	15.0¢	20.0¢	5.0¢	–
Basic earnings per share – continuing operations[6]	**27.9¢**	27.4¢	18.3¢	6.2¢	7.2¢
Diluted earnings per share – continuing operations[7]	**27.7¢**	27.2¢	18.2¢	6.2¢	7.2¢
Gearing ratio[8]	**6.8%**	17.0%	21.4%	44.7%	56.1%

Notes:

1 Includes current portion of long-term debt.

2 Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations only.

3 Information for depreciation and amortisation is for continuing operations only.

4 Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

5 On 19 November 2003, the Company paid a capital return of $0.15 per share to shareholders for a total of $68.7 million. On 1 November 2002, the Company paid a capital return of $0.20 per share to shareholders for a total of $94.8 million.

6 Net income divided by the weighted average number of ordinary and employee shares on issue during the year.

7 Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

8 Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

(not forming part of the Consolidated Financial Statements)

James Hardie Industries NV voting rights:
As of 31 May 2005 James Hardie Industries NV had on issue 460,967,944 CHESS Units of Foreign Securities (CUFS) issued over 460,967,944 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 16,137 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries NV distribution schedule as at 31 May 2005:

	CUFS		Options	
Size of Holding Range	Holders	Holdings	Holders	Holdings
1–1,000	6,397	3,329,766	–	–
1,001–5,000	7,306	17,819,528	13	54,000
5,001–10,000	1,420	10,187,337	45	422,695
10,001–100,000	902	19,709,880	110	4,291,211
100,001 and over	112	409,921,433	37	12,955,661
Totals	16,137	460,967,944	205	17,723,567

In the 1–1,000 range, 232 CUFS holders held less than a marketable parcel.

James Hardie Industries NV substantial CUFS holders as at 31 May 2005:
Holdings shown below are as disclosed in substantial holding notices lodged with the Australian Stock Exchange Ltd.

Name	CUFS Holdings	Date of Notice	%
Commonwealth Bank of Australia and their subsidiaries	75,268,867	3 March 2005	16.39
Lazard Asset Management Pacific Co	40,876,189	13 April 2005	8.90
Schroder Investment Management Australia Ltd	39,835,741	8 April 2004	8.69
National Australia Bank Ltd Group	28,198,184	18 June 2004	6.15
The Capital Group Companies, Inc	28,039,211	7 Sept 2004	6.11

James Hardie Industries NV 20 largest CUFS holders and their holdings as at 31 May 2005:

Name	Note	CUFS Holdings	%	Position
JP Morgan Nominees Australia Ltd	1	95,434,978	20.70	1
Citicorp Nominees Pty Ltd	1	87,729,932	19.03	2
Westpac Custodian Nominees Ltd	1	66,504,998	14.43	3
National Nominees Ltd	1	63,516,401	13.78	4
Cogent Nominees Pty Ltd	1	12,382,809	2.69	5
ANZ Nominees Ltd	1	9,246,375	2.01	6
Queensland Investment Corporation		8,116,444	1.76	7
Australian Foundation Investment Company Ltd		5,660,404	1.23	8
Government Superannuation Office		5,361,957	1.16	9
Madingley Nominees Pty Ltd		5,121,200	1.11	10
Victorian Workcover Authority		4,267,073	0.93	11
Health Super Pty Ltd		4,253,266	0.92	12
Transport Accident Commission		2,829,440	0.61	13
IAG Nominees Pty Ltd		2,621,503	0.57	14
Argo Investments Ltd		2,469,000	0.54	15
AMP Life Ltd		2,223,371	0.48	16
HGM Pastoral Pty Ltd		2,115,236	0.46	17
Millenium Pty Ltd		2,000,500	0.43	18
Gonville Pty Ltd		1,990,794	0.43	19
CSFB Third Nominees Pty Ltd	1	1,962,713	0.43	20
Total		385,808,394	83.70	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

James Hardie Industries NV share/CUFS buy-back
James Hardie Industries NV does not have a current on-market buy-back program at 31 May 2005.

James Hardie Industries NV options

Options changes during the period 1 April 2005 to 31 May 2005

Range of Exercise Prices A$	Number of options outstanding at 31 March 2005	Options cancelled 1 April to 31 May	Options exercised for equal number of shares/CUFS 1 April to 31 May	Number of options outstanding at 31 May 2005
$3.0921	1,114,562	4,605	124,351	985,606
$3.1321	369,598	-	32,138	337,460
$3.1821	1,200,000	-	1,200,000	-
$4.7621	624,000	624,000	-	-
$5.0586	2,153,525	-	160,779	1,992,746
$5.7086	1,950,000	-	-	1,950,000
$5.9900	5,193,100	104,000	25,000	5,064,100
$6.3000	273,000	-	-	273,000
$6.4490	2,696,575	21,775	52,500	2,622,300
$7.0500	4,554,250	55,895	-	4,498,355
	20,128,610	810,275	1,594,768	17,723,567

No options were granted during the period 1 April 2005 to 31 May 2005.

James Hardie Industries NV takeover regime

The Articles of Association of James Hardie Industries NV (JHI NV) include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 (the *Australian Takeovers Code*) in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with the Articles of Association of JHI NV, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest by any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

The prohibition is subject to various exceptions set out in the Articles of Association, which include acquisitions that result from acceptance of offers under a takeover bid, various prescribed on-market transactions, acquisitions which result in a person's voting power increasing by not more 3% in a six month period, acquisitions which have received approval by the general meeting or by the Supervisory Board in certain circumstances, and acquisitions through operation of law. As specified in the Articles of Association, certain nominee and trust holdings are also disregarded when considering the applicable thresholds.

(b) Takeover bids

A "takeover bid" for the purposes outlined above is a bid for JHI NV shares or JHI NV CUFS that complies with the Eggleston Principles as well as other takeover principles set out in the Articles of Association at all relevant times.

The takeover principles are taken to be satisfied if a bid is made in compliance, so far as practical, at all relevant times with the procedures for conducting off market bids under Part 6.4, 6.5, 6.6 and 6.8 of the Corporations Act 2001. Any requirement under those provisions for a document to be lodged with ASIC being taken to be satisfied if the document is filed with ASX instead.

In response to receiving a takeover bid, JHI NV must give all holders of the Bid Securities (as defined in the Corporations Act 2001) a document which is analogous to a target's statement under the Australian Takeovers Code.

(not forming part of the Consolidated Financial Statements)

(c) Enforcement
If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse.

(d) Substantial Shareholder Notices
The Articles of Association of JHI NV also replicate the substantial shareholder notice provisions contained in the Australian Takeovers Code. Those provisions apply where the votes attached to the shares in which the person has a relevant interest is equal to 5% or more of the total number of votes attaching to all JHI NV shares or CUFS (a **substantial holding**) and require the holder to advise the Company and the Australian Stock Exchange of certain information if that person obtains or ceases to have a substantial holding, if that person has a substantial holding and there is a movement of at least 1% in its holding or if that person makes a take-over bid for the securities of JHI NV.

As with the takeover bid thresholds, certain nominee and trustee holdings can be disregarded when considering whether a substantial shareholder notification requirement applies.

(e) Tracing of beneficial interests
The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the company (or procure any relevant person to give to the company) within two business days after receiving the notice a statement in writing setting out certain prescribed details relating to the holder's relevant interest.

Major announcements

James Hardie informs the Australian Stock Exchange (ASX) and the Securities Exchange Commission (SEC) of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during our 2005 financial year. A complete list is available on our website at www.jameshardie.com (select Investor Relations, then News).

Calendar 2004

13 May	Results for Q4 and Full Year FY04: James Hardie announces a 35% increase in operating profit from continuing operations to US $31.3 million for the three months ended 31 March 2004. Operating profit from continuing operations for the full year was up 50% to US$125.3 million.
7 June	James Hardie provides the Special Commission of Inquiry (SCI) into the Establishment of the Medical Research and Compensation Foundation (MRCF), and the ASX, with an independent actuarial review of future asbestos liabilities of the former James Hardie subsidiaries Amaca and Amaba, now held by the MRCF. The review was prepared by KPMG Actuaries and assesses actuarial advice provided by Trowbridge Consulting between 1996 and 2003.
30 June	James Hardie issues a statement saying that it will provide a comprehensive response to the Issues paper released today by the SCI into the MRCF.
14 July	The Board of James Hardie announces that it will recommend that shareholders approve the provision of additional funding to enable an effective statutory scheme to be established to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies.
19 July	The Board of James Hardie announces that it has established a committee of the Board to oversee the company's further participation in the SCI.
28 July	Submissions by all parties to the SCI are publicly released. In a statement released today, James Hardie CEO Mr Peter Macdonald said submissions have been made on behalf of more than a dozen individuals and groups aside from JHI NV. Many of these submissions contain disputed allegations against JHI NV and other parties.
10 August	Results for Q1 FY05: James Hardie announces an operating profit from continuing operations for the three months ended 30 June 2004 of US$37.1 million. Among the 1st quarter highlights, total company net sales increased 27%, gross profit was up 25% and EBIT increased 21% to US$58.3 million.
11 August	James Hardie announces Mr Alan McGregor's resignation as Chairman, due to continuing ill health. Board member Ms Meredith Hellicar is appointed the new Chairman.
12 August	In submissions to the SCI James Hardie provides more details in relation to the scheme that it was proposing. The Board of James Hardie continues to affirm the company's legal position, but believes that the proposal will be in the best interest of asbestos claimants and their families, as well as in the best interests of James Hardie shareholders

13 August	James Hardie issues a statement in response to questions from the Commissioner in the SCI, concerning James Hardie's proposed statutory scheme.
10 September	James Hardie announces that it will defer a resolution to adopt its annual accounts for the year ended 31 March 2004, prepared under Dutch GAAP, at its upcoming AGM.
15 September	James Hardie Chairman, Meredith Hellicar, delivers the Chairman's Address to the Annual Information Meeting of Security Holders held in Sydney.
28 September	The James Hardie Board announces that, effective immediately, Mr Peter Macdonald is standing aside as Chief Executive Officer and Mr Peter Shafron is standing aside as Chief Financial Officer.
1 October	James Hardie announces that it will delay the filing of its annual report on Form 20-F for the year ended 31 March 2004.
18 October	James Hardie confirms its commitment to achieving a sustainable long-term compensation solution for asbestos disease sufferers as quickly as possible.
22 October	James Hardie announces the appointment of Mr Louis Gries to the position of Interim Chief Executive Officer for James Hardie, and the appointment of Mr Russell Chenu to the role of Executive Vice President Australia. The announcement also includes the resignations from the company of Mr Peter Macdonald and Mr Peter Shafron.
25 October	James Hardie Industries writes to the MRCF reaffirming its preparedness to provide assistance regarding the MRCF's interim liquidity position.
16 November	Asbestos victims with legitimate claims will have access to further funding under new arrangements offered by JHI NV.
18 November	James Hardie welcomes the government's announcement of its intention to conduct a review of current asbestos compensation arrangements in NSW.
22 November	James Hardie announces a 25% decline in second quarter operating profit from continuing operations for the three months ended 30 September 2004, to US$24.7 million. Despite a 20% lift in net sales, earnings were lower due to costs associated with the NSW Government SCI and other associated developments, and increased costs in the USA Fibre Cement business.
25 November	James Hardie Industries says the MRCF was misguided in asserting there were strings attached to money which had been paid by ABN 60 to support claims from asbestos victims.
8 December	James Hardie provides an update on the current state of negotiations between the company, the ACTU and UnionsNSW, and asbestos support groups regarding long-term funding of compensation for personal injury claims against former James Hardie companies now owned by the MRCF.
21 December	James Hardie announces it has signed a Heads of Agreement with the ACTU, UnionsNSW, asbestos support groups and the NSW Government, to provide long-term funding of asbestos related personal injury claims against former JHINV companies.

Calendar 2005

14 February	James Hardie announces a 21% increase in revenue and an operating profit from continuing operations of US$19.8 million for the three months ended 31 December 2004. Despite strong top-line growth, earnings for the quarter were 30% lower than the same period last year due to significant costs related to the NSW Government SCI and associated developments.
14 February	James Hardie announces plans to spend an estimated US$98 million to build its tenth USA Fibre Cement manufacturing plant, in Virginia, to meet growing demand for the company's products in the east-coast region of the United States.
14 February	James Hardie announces the appointments of Mr Louis Gries as the company's Chief Executive Officer, and Mr Russell Chenu as its Chief Financial Officer.
22 February	Recent articles published in *The Australian* newspaper concerning James Hardie's exposure to potential asbestos-related claims in the United States significantly misrepresent the facts.
8 March	James Hardie acknowledges the NSW Government's recommendations following its Review of Legal, Administrative and Other Costs in Dust Diseases Compensation Claims as a positive first step towards establishing a more efficient system.
24 March	In the absence of clarity on the liability position of Marlew Mining Pty Ltd (formerly Asbestos Mines Pty Ltd), Amaca Pty Ltd and ABN60 Pty Ltd, James Hardie is reviewing their status in the context of the Baryulgil mine and the proposed Special Purpose Fund and the principles agreed to and set out in the Heads of Agreement.
31 March	James Hardie notes that the Premier of New South Wales, the Hon Bob Carr, today provided an update on the timing of the Principal Agreement to be signed between James Hardie and the NSW Government.

(not forming part of the Consolidated Financial Statements)

Information for security holders

Annual Meeting

The Annual Information Meeting for James Hardie Industries NV will be held at 1.00pm on Friday, 19 August 2005 at the Wesley Conference Centre, 220 Pitt Street, Sydney.

The Annual General Meeting will be held in Ballrooms B & C, Hilton Amsterdam Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 9.00am Central Europe Time (CET) on Monday, 22 August 2005.

Calendar 2005*

31 Mar	End of JHI NV Fiscal Year (FY) 2005
16 May	FY05 Quarter 4 & Full Year results and dividend announcement and management presentation
10 Jun	Record date for dividend to be paid on 1 July 2004
11 Jun	Announcement of dividend in Australian currency equivalent
30 Jun	2005 Annual Report released
1 Jul	Dividend payment date for share/CUFS holders
19 Aug	FY06 Quarter 1 results announcement and management presentation
19 Aug	Annual Information Meeting, Sydney
19 Aug	Direction Forms close 4.00pm Sydney time for Annual General Meeting
22 Aug	Annual General Meeting, Amsterdam
11 Nov	FY06 Quarter 2 results announcement and management presentation

Calendar 2006*

27 Feb	FY06 Quarter 3 results announcement and management presentation
31 Mar	End of JHI NV Financial Year 2006
15 May	FY06 Quarter 4 & Full Year results and management presentation

*Future dates are indicative only and may change

Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian and New York Stock Exchanges.

Australia: Australian Stock Exchange Limited

James Hardie Industries NV shares are listed on the Australian Stock Exchange Ltd (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

New York: New York Stock Exchange Inc

In the United States, five JHI NV CUFS equal one Bank of New York-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

JHX LISTED NYSE

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York, which can be contacted via the website: www.adrbny.com or contact:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258

Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: 610-382-7836

Email: shareowners@bankofny.com

Share/CUFS registry

JHI NV's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 2001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000
Facsimile: (61 2) 8234 5050

Email: web.queries@computershare.com.au
Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by cheque or by electronic funds transfer to an Australian bank account. To participate in the electronic service, contact Computershare at the above address.

Dutch withholding tax

Dividends paid by JHI NV are subject to Dutch withholding tax requirements. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Tax Information).

Disclosure

James Hardie aims to ensure the widest possible disclosure of its activities, using:

- quarterly results and management presentations
- audio webcasting and conference call facilities that make quarterly results available to all security holders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings with audio webcasts, management presentations, newsletters and past Annual Reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance section of the website.

Recognition

James Hardie's Investor Relations program and communication materials have been recognised with numerous awards. At the most recent of these, the Investor Relations Magazine Australia Awards, announced in Sydney in September 2004, James Hardie was highly-commended for the Best Use of the Internet for Investor Relations and Crisis Management.

Annual Report

All security holders are entitled to receive a copy of the Annual Report. If you do not require the Annual Report, or you receive more copies than you require, please notify Computershare at the address above.

The Annual Report can be read and downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses

Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Steve Ashe
Phone: (+61 2) 8274 5246
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

USA Office
26300 La Alameda, Suite 100
Mission Viejo, CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Treasury and Registered Office
Atrium, 8th Floor, Strawinskylaan 3077
1077 ZX Amsterdam

Company Secretary: Mr Pim Vlot

Telephone: (+ 31 20) 301 2989
Facsimile: (+ 31 20) 404 2544

Australian Registered Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Alan Kneeshaw
Telephone (+61 2) 8274 5274
Fax (+61 2) 8274 5217

Place of Incorporation

James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands with its corporate seat in Amsterdam. The liability of members is limited.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Los Angeles, California, USA

This annual report is printed on an environmentally responsible paper manufactured under environmental management systems ISO14001 and EMAS 2 using Elemental Chlorine Free (ECF) pulp sourced from sustainable, well managed forests.

Photo Credits
Cover photo: *HOME Magazine* 2004 American Home of the Year, Daniel Island, SC. Photo courtesy of *HOME Magazine*, photographer J Savage Gibson.

The home features Hardishingle® Siding, Harditrim® Planks and Hardisoffit® Panels

Institutional shareholdings by region (%)



58.91% Australian Institutions
3.57% Asian Institutions
12.76% North American Institutions
6.41% UK & European Institutions
2.70% Private Investors
15.65% Other

Shareholders by size of holding (%)



39.64% 0-1,000
45.28% 1,001-5,000
8.80% 5,001-10,000
5.59% 10,001-100,000
0.69% 100,001

Shareholders by region (%)



95.06% Australia
4.94% Other

Other includes:	
New Zealand	4.04%
UK	0.39%
USA	0.35%
Other	0.16%

Forward-Looking Statements

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

- projections of our operating results or financial condition;
- statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
- statements about our future performance; and
- statements about product or environmental liabilities.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and possible changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the successful implementation of new software systems; and the successful transition of new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

DESIGN AND PRODUCTION BY SPATCHURST
www.spatchurst.com.au

Australia
Colquhoun Street
hill 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

Chile
Los Boldos 620
Parque Industrial Valle Grande
Lampa, Santiago, Chile
Telephone (562) 738-5131
Facsimile (562) 738-5133
www.jameshardie.cl
Customer Service 600 5427343

Europe
Atrium, 8th Floor, Strawinskylaan 3077
1077zx Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK - 0800 068 3103
Customer Toll Free Service Help Line
within France - 0800 903 069

FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

Hardie® Pipe
811 S. Woodrow Wilson Street
Plant City, FL 33567-4945
United States of America
Telephone (1 813) 707 5300
Facsimile (1 813) 759 2582
www.hardiepipe.com

New Zealand
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone (64 9) 579 9919
Facsimile (64 9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

Philippines
Barangay San Isidro
Cabuyao Laguna, 4025
Philippines
Telephone (63 2) 897 8131
Facsimile (63 2) 895 2994
www.jameshardie.com.ph

USA
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone (1 949) 348 1800
Facsimile (1 949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE